    As filed with the Securities and Exchange Commission on February 7, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                (AMENDMENT NO. 2)

              (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                         COMMISSION FILE NUMBER 0-21218

                          GILAT SATELLITE NETWORKS LTD.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

  GILAT HOUSE, 21 YEGIA KAPAYIM STREET, KIRYAT ARYE, PETAH TIKVA, 49130 ISRAEL
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE
                              ---------------------
                              (Title of each class)

Securities registered or to be registered pursuant of Section 12(g) of the Act:

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
                  ---------------------------------------------
                                (Title of class)

         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      NONE
                                ----------------
                                (Title of class)

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

      AS OF DECEMBER 31, 2000, REGISTRANT HAD 23,354,538 ORDINARY SHARES,
                   NIS 0.01 PAR VALUE PER SHARE OUTSTANDING.

        AS OF JUNE 15, 2001, REGISTRANT HAD 23,363,494 ORDINARY SHARES,
                   NIS 0.01 PAR VALUE PER SHARE OUTSTANDING.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes   X                     No
                          -----                      -----
      Indicate by check mark which financial statement item the Registrant elected to follow:

                      Item 17                Item 18   X
                              -----                  -----

                                TABLE OF CONTENTS

                                                                                  PAGE
                                                                             --------------
PART I

Item 1     Identity of Directors, Senior Management and Advisers............ Not applicable
Item 2     Offer Statistics and Expected Timetable.......................... Not applicable
Item 3     Key Information..................................................        2
              Selected Consolidated Financial Data .........................        2
              Risk Factors .................................................        4
Item 4     Information on the Company.......................................       14
Item 5     Operating and Financial Review and Prospects.....................       46
Item 6     Directors, Senior Management and Employees.......................       64
Item 7     Major Shareholders and Related Party Transactions................       72
Item 8     Financial Information............................................       78
Item 9     The Offer and Listing............................................       80
Item 10    Additional Information...........................................       81
Item 11    Quantitative and Qualitative Disclosures about Market Risk.......       91
Item 12    Description of Securities Other than Equity Securities........... Not applicable

PART II

Item 13    Defaults, Dividends, Arrearages and Delinquencies................ Not applicable
Item 14    Material Modifications to the Rights of Security Holders
              and Use of Proceeds........................................... Not applicable
Item 15    [Reserved].......................................................
Item 16    [Reserved].......................................................

PART III

Item 17    Financial Statements............................................. Not applicable
Item 18    Financial Statements.............................................       93
Item 19    Exhibits.........................................................       94


         Unless the context otherwise requires, references in this annual report on Form 20-F to "Gilat," "we," and "our" refer to Gilat Satellite Networks Ltd. and its subsidiaries.

                                     PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3:  KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated statement of operations data set forth below with respect to the six month periods ended June 30, 2000 and 2001 and the consolidated balance sheet data as of June 30 2001 have been prepared by Gilat Satellite Networks Ltd. in accordance with generally accepted accounting principles in the United States, pursuant to the rules and regulations of the Securities and Exchange Commission and include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries collectively. In the opinion of Gilat, the unaudited financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position at June 30, 2001 and the operating results for the six months ended June 30, 2000 and 2001.

         The selected consolidated statement of operations data set forth below with respect to the years ended December 31, 1996, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1996, 1997, 1998 and 1999 have been prepared in accordance with U.S. GAAP and audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. See note 1 of the notes to the consolidated financial statements included in this annual report on Form 20-F. The selected consolidated statement of operations data set forth below with respect to the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 have been prepared in accordance with U.S. GAAP and audited by Kost Forer & Gabbay, a member of Ernst & Young International.

         The selected consolidated financial data set forth below should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the Consolidated Financial Statements and notes thereto included in Item 18 in this annual report on Form 20-F for the year ended December 31, 2000.

         Please note that interim results are not necessarily indicative of results which may be expected for any other period or for the year.

                                                                                                             SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                           JUNE 30,
                                              --------------------------------------------------------    ----------------------
                                               1996(1)      1997        1998        1999        2000         2000         2001
                                              --------    --------    --------    --------    --------    ---------    ---------
                                               AUDITED     AUDITED     AUDITED     AUDITED     AUDITED    UNAUDITED    UNAUDITED
                                              --------    --------    --------    --------    --------    ---------    ---------
                                                                     IN THOUSANDS                              IN THOUSANDS
                                              --------------------------------------------------------    ----------------------
Revenues:
   Products                                   $ 74,126    $101,309    $147,767    $238,564    $398,299     $154,967     $163,871
   Services                                                  2,381       7,568      99,309     106,263       39,580       54,770
                                              --------    --------    --------    --------    --------     --------     --------
                                                74,126     103,690     155,335     337,873     504,562      194,547      218,641
                                              --------    --------    --------    --------    --------     --------     --------
Cost of revenues:
   Products                                     42,917      58,603      82,198     146,084     265,259       95,346      112,906
   Services                                         --         139       4,405      74,055      79,182       26,298       49,306
   Write-off of inventories associated
      with restructuring                            --          --       9,495       4,634          --
                                              --------    --------    --------    --------    --------     --------     --------
                                                42,917      58,742      96,098     224,773     344,441      121,644      162,212
                                              --------    --------    --------    --------    --------     --------     --------
Gross profit                                    31,209      44,948      59,237     113,100     160,121       72,903       56,429
                                              --------    --------    --------    --------    --------     --------     --------

Research and development costs, net              6,216       8,121      12,780      24,791      31,272       15,052       19,988
Selling and marketing, general and
   administrative expenses                      13,945      20,321      29,077      68,414      86,098       41,854       75,270
Merger expenses                                  7,991          --          --          --          --           --
Acquired in-process research and
   development                                      --          --      80,000          --          --           --

Restructuring charges                               --          --      11,989        (356)         --           --        9,994
                                              --------    --------    --------    --------    --------     --------     --------
Operating income (loss)                          3,057      16,506     (74,609)     20,251      42,751       15,997      (48,823)
Financial income (expenses), net                 1,170         538      (1,247)      3,267      (1,289)        (806)     (13,200)
Write-off of investments associated with
   restructuring                                    --          --      (2,700)       (896)         --           --

Impairment of investments in other
   companies                                        --          --          --          --      (9,350)                   (2,000)

Other income, net                                1,329          30         162          --          --
                                              --------    --------    --------    --------    --------     --------     --------
Income (loss) before taxes on income             5,556      17,074     (78,394)     22,622      32,112       15,191      (64,023)
Taxes on income                                     84         130         286       2,475       2,003          201          281
                                              --------    --------    --------    --------    --------     --------     --------
Income (loss) after taxes on income              5,472      16,944     (78,680)     20,147      30,109       14,990      (64,304)
Equity in losses of affiliated companies            --          --        (703)       (536)       (950)         372       (9,054)
Acquired in-process research and
   development related to an affiliated
   company                                          --          --          --          --     (10,000)                       --

Minority interest in losses of a
subsidiary                                          --          --          --          --         276          276
                                              --------    --------    --------    --------    --------     --------     --------
Net income (loss)                             $  5,472    $ 16,944    $(79,383)   $ 19,611    $ 19,435     $ 15,638     $(73,358)
                                              ========    ========    ========    ========    ========     ========     ========
Net earnings (loss) per share:
  Basic                                       $   0.51    $   1.56    $  (7.18)   $   0.96    $   0.86     $   0.72     $  (3.14)
                                              ========    ========    ========    ========    ========     ========     ========
  Diluted                                     $   0.50    $   1.51    $  (7.18)   $   0.92    $   0.81     $   0.65     $  (3.14)
                                              ========    ========    ========    ========    ========     ========     ========
Weighted average number of shares
   used in computing net earnings (loss)
   per share (in thousands):
   Basic                                        10,816      10,895      11,059      20,447      22,516       21,816       23,358
                                              ========    ========    ========    ========    ========     ========     ========
   Diluted                                      11,049      11,255      11,059      21,429      24,099       23,910       23,358
                                              ========    ========    ========    ========    ========     ========     ========

                                                      DECEMBER 31,                             JUNE 30,
                                  --------------------------------------------------   -----------------------
BALANCE SHEET DATA:                  1996         1997         1998          1999         2000         2001
                                  ----------   ----------   ----------    ----------   ----------   ----------
                                                    (IN THOUSANDS)                          (IN THOUSANDS)
Working capital ...............   $   61,632   $   85,081   $   89,227*   $  265,307   $  542,895   $  401,266
Total assets ..................      113,484      213,739      412,674*      681,953    1,261,023    1,182,911
Short-term bank credit and
   current maturities of long-
   term debt ..................          582        2,719       23,158         6,986       14,819       15,021
Convertible subordinated notes            --       75,000       75,000        75,000      350,000      350,000
Other long-term Liabilities ...        1,890        2,642        3,892        13,057      138,944      147,915
Shareholders' equity ..........       89,758      108,338      222,620*      499,823      617,346      540,614

------------
* Restated with respect to the restructuring charges recorded as a result of the acquisition of Spacenet Inc.

(1) Includes the results of Gilat Florida Inc., formerly named Skydata Inc. ("Gilat Florida") into which a wholly-owned subsidiary of Gilat was merged on December 30, 1996, and accounted for using the pooling-of-interests method.

RISK FACTORS

       BECAUSE WE DEPEND ON BEING AWARDED LARGE-SCALE CONTRACTS IN THE COMPETITIVE BIDDING PROCESSES, LOSING A RELATIVELY SMALL NUMBER OF BIDS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR OPERATING RESULTS.

       A significant portion of our sales revenue is derived from our being selected as the supplier of networks based on very small aperture terminals, also known as VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of between 2,000 and 10,000 VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing a relatively small number of bids each year could have a significant adverse impact on our operating results.

         BECAUSE OUR SALES REVENUE DEPENDS ON A LIMITED NUMBER OF PRODUCT APPLICATIONS, A CHANGE IN MARKET ACCEPTANCE OF THESE PRODUCT APPLICATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

       In recent years, we have derived the largest portion of product sales revenue from our Skystar Advantage VSAT, which accounted for 49% of our sales revenue in 1999 and 58% of our sales revenue in 2000. Our SkyBlaster product application accounted for 20% of our sales revenue in 2000. Any change in the market's acceptance of the Skystar Advantage, the SkyBlaster applications, or other key applications, could have a material adverse effect on our business.

       IF WE ARE UNABLE TO DEVELOP, INTRODUCE AND MARKET NEW PRODUCT APPLICATIONS AND SERVICES ON A COST EFFECTIVE AND TIMELY BASIS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

       The network communications market, to which our services and products are targeted, is characterized by rapid technological changes, new product announcements and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, our initial product, the OneWay VSAT, which we introduced 1989, was used primarily to facilitate one-way transmission of information. In 1992, we began marketing our TwoWay VSAT which enabled two-way communication. In 1999, we began marketing our SkyBlaster, that uses advanced technology to provide two-way high speed Internet access and video broadcasting via satellite. To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology and industry standards and to develop and introduce new products and services, as well as enhancements to our existing products and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new applications are not accepted by the market, then our business, financial condition and operating results could be adversely affected.

       IF OUR JOINT VENTURE, STARBAND COMMUNICATIONS, IS NOT SUCCESSFUL, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE MATERIALLY ADVERSELY AFFECTED.

       We are pursuing the business of providing broadband Internet access via satellite through StarBand Communications, our joint venture with EchoStar Communications Corporation ("EchoStar"), Microsoft Network LLC ("MSN") and ING Furman Selz Investors ("ING"). StarBand Communications has an unproven business model and a limited operating history in a new and rapidly evolving industry. The business model for StarBand Communications contemplates that it will generate revenues from basic subscription services, value-added services, advertising and e-commerce. In addition, we have entered into an agreement to provide StarBand Communications with our products and services. StarBand Communications is our largest customer, accounting for approximately 25% of our sales revenue in 2000. If StarBand Communications is not able to successfully implement its strategy for attracting subscribers, or there is otherwise a decrease in orders from StarBand Communications it could have a material adverse effect on our business, financial condition and operating results.

       IF WE ARE NOT ABLE TO FILL OUR BACKLOG OF ORDERS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

       At present, we have a substantial backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of the year-ended December 31, 2000, our backlog for equipment sales and for services under service contracts for our VSAT products was approximately $300 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which these backlog of orders arise, either of which could have a material adverse effect on our business.

       IF WE LOSE EXISTING CONTRACTS AND ORDERS FOR OUR PRODUCTS ARE NOT RENEWED, OUR ABILITY TO GENERATE REVENUES WILL BE HARMED.

       Our existing contracts could be terminated due to any of the following reasons:

       o dissatisfaction of our customers with the services we provide or our inability to timely provide or install additional products or requested new applications; or

       o    customers' default on payments due.

       The loss of existing contracts or a decrease in the number of renewals of orders or of new large orders, would have a material adverse effect on our business, financial condition and operating results.

       In addition, some of our service contracts are short-term contracts that may be cancelled upon 90 days notice or less. If a substantial number of our service customers choose to cancel or not to renew their contracts, our business could be adversely affected.

       WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD OUR VSATS, AND WE MAY BE SIGNIFICANTLY HARMED IF THESE SUPPLIERS FAIL TO MEET OUR PRODUCTION REQUIREMENTS ON A TIMELY BASIS.

       Several of the components required to build our VSATs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance.

       In addition, recent legal action initiated by two of our suppliers, as described below, may affect our ability to obtain the components necessary to manufacture our VSATs in a timely manner. Any interruption in supply would cause delays in the manufacturing and shipping of our products. The delays and the costs associated with developing alternative sources of supply could have a material adverse effect on our business, financial condition and operating results.

       WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD OUR VSATS, AND MAY BE SIGNIFICANTLY HARMED IF WE ARE UNABLE TO OBTAIN THE HARDWARE NECESSARY FOR OUR VSAT'S ON FAVORABLE TERMS.

       As indicated above, several of the components we require to build our VSATs are manufactured by a limited number of suppliers. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volumes of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results.

       The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In connection with the general slowdown in the telecommunications market, we have canceled orders for components, or postponed delivery dates for components. Two of our suppliers have already initiated legal action against us as a result of our actions, and we may be subject to additional legal actions by other suppliers. While we do not anticipate that the outcome of these legal actions will have a direct material effect on our business income, they will likely have an adverse impact on our reputation and future relationship with these suppliers, which could affect the terms on which we may be able to obtain the necessary components for our products.

       BECAUSE WE DEPEND ON THE THIRD PARTIES TO PROVIDE CRITICAL SATELLITE CAPACITY TO US, OUR REVENUES WILL BE HARMED IF WE ARE UNABLE TO OBTAIN SUCH SATELLITE CAPACITY AT COMPETITIVE PRICES.

       Our VSAT-based services depend on satellite transponder capacity leased from third parties. For networks in the United States, we primarily lease satellite capacity from SES Americom, a subsidiary of SES Global S.A.. We also lease capacity on several regional satellites in Western and Eastern Europe, Latin America, India and other areas of Asia. In connection with our acquisition of Spacenet Inc., our wholly-owned subsidiary, we entered into a series of agreements with SEC Americom's predecessor. These agreements provide that those who lease capacity on satellites currently operated by SES Americom, will receive "back-up" service on an additional satellite operated by SES Americom in the event of interrupted service on the leased space.

       There is no assurance that we will be able to obtain additional satellite capacity, if needed, at competitive prices, or at all. In addition, our other transponder service contracts generally do not provide for alternative services in the event of satellite failure, and we do not maintain insurance against such failures. Therefore, if a satellite becomes inoperable and alternative services are not available or are available at higher prices, our revenues would be adversely affected.

       WE OPERATE IN THE HIGHLY COMPETITIVE NETWORK COMMUNICATIONS INDUSTRY. WE MAY BE UNSUCCESSFUL IN COMPETING EFFECTIVELY AGAINST MANY OF OUR COMPETITORS WHO HAVE SUBSTANTIALLY GREATER FINANCIAL RESOURCES AND EXPERIENCE.

       Gilat operates in a highly competitive industry of network communications. As a result of the rapid technological changes that characterize our industry, we face intense world-wide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary technologies that are perceived by the market as being superior to those of our competitors.

       Many of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors are also more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives.

       Gilat's principal competitor in the supply of VSAT networks is Hughes Network Systems, Inc. . Hughes Network Systems obtains satellite capacity on the satellite system operated by PanAmSat.

       The following table lists additional competitors of Gilat:

       COMPETITOR                                        AREA OF COMPETITION
       ----------                                        -------------------
       NEC Corporation                                   FaraWay VSAT system
       Comstream Corp.                                   FaraWay VSAT system
       ViaSat Inc.                                       FaraWay VSAT system
       Titan Information Systems Corp.                   DialAw@y IP VSAT system
       STM Wireless, Inc.                                DialAw@y IP VSAT system
       EMS Technologies Inc.                             SkyBlaster
       ViaSat                                            Skystar Advantage

       In addition, Gilat competes with various companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology while still providing a sufficient variety of the features required by customers. Competitors of this type include major established carriers such as AT&T, MCI WorldCom, Sprint, British Telecom, Deutsche Telekom, France Telecom, a global consortia of postal, telephone and telegraph organizations ("PTTs") and others.

       OUR ACTIONS TO PROTECT OUR PROPRIETARY VSAT TECHNOLOGY MAY BE INSUFFICIENT TO PREVENT OTHERS FROM DEVELOPING PRODUCTS SIMILAR TO OUR PRODUCTS.

       Our business is based on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements.

       Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property, our ability to operate our business and generate revenues as expected may be harmed.

       OUR SUCCESS DEPENDS ON THE CONTINUED EMPLOYMENT OF OUR KEY MANAGEMENT AND TECHNICAL PERSONNEL. IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

       We believe that our success depends on the continued employment of the following senior management team:

NAME
AGREEMENT             POSITION                                       EMPLOYMENT
---------             --------                                      ------------
Yoel Gat              Chairman and Chief Executive Officer          Year-to-year

Amiram Levinberg      President and Chief Operating Officer         Year-to-year

Yoav Leibovitch       Vice President, Finance and Administration    Year-to-year
                      and Chief Financial Officer

       Messrs. Gat and Levinberg have been with Gilat since its founding in 1987 and have played a key role in development of our proprietary VSAT technology. Mr. Leibovitch joined Gilat in February 1991 and has played a key role in Gilat's business development. If any of them, or any of our other key personnel is unable or unwilling to continue in his present position, our business, financial condition and operating results could be materially adversely affected.

       We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel.

       WE DEPEND ON A SINGLE FACILITY IN ISRAEL AND ARE SUSCEPTIBLE TO ANY EVENT THAT WOULD ADVERSELY AFFECT ITS CONDITION.

       Most of our manufacturing capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel.

       Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.

       OUR INTERNATIONAL SALES EXPOSE US TO CHANGES IN FOREIGN REGULATIONS AND TARIFFS, POLITICAL INSTABILITY AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

       We sell and distribute our products and also provide our services internationally, particularly in the United States, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

       o imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;

       o government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we are subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;

       o foreign exchange risks due to fluctuations in local currencies relative to the U.S. Dollar;

       o political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupia. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Angola, Kenya and Argentina;

       o trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

       o difficulties in staffing and managing foreign operations which might mandate employing staff in the Unites States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

       o longer payment cycles and difficulties in collecting accounts receivable;

       o    seasonal reductions in business activities; and

       o relevant zoning ordinances that may restrict the installation of satellite antennas which might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas' emissions of radio frequency energy which may negatively impact our business plan and revenues.

Any declines in commercial business in any country can have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business such as China, Indonesia and Australia will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes, could adversely affect our business in these and other countries.

       WE MAY FACE DIFFICULTIES IN OBTAINING REGULATORY APPROVALS FOR OUR TELECOMMUNICATION SERVICES, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

       Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the United States, and by regulatory bodies in other countries. In the United States, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs.

       The approval process can often take a substantial amount of time and require substantial resources. For instance, Spacenet Services License Sub, Inc., our indirect wholly-owned subsidiary, obtained authorization from the FCC to provide two-way data communications services on a specific frequency band six months after Spacenet Services License Sub filed the required regulatory application. Moreover, completing the application for the license for Spacenet Services License Sub required approximately four months of technical and legal preparation .

       In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. There is no assurance that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economic basis.

       OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THESE QUARTERLY VARIATIONS IN OPERATING RESULTS, AS WELL AS OTHER FACTORS, MAY CONTRIBUTE TO THE VOLATILITY OF THE MARKET PRICE OF OUR ORDINARY SHARES.

       Our operating results may vary significantly from quarter to quarter. Historically, we have recognized a greater proportion of our revenues in the last quarter of each year. For instance, in the first quarter of 2000 we recognized revenues of $85.9 million and in the last quarter of 2000 we recognized income of $174.6 million. The causes of fluctuations include, among other things:

       o    the timing, size and composition of orders from customers;

       o our timing of introducing new products and product enhancements and the level of their market acceptance;

       o    the mix of products and services we offer; and

       o    the changes in the competitive environment in which we operate.

       The quarterly variation of our operating results, may, in turn, create volatility in the market price for our ordinary shares. Other factors which may contribute to wide fluctuations in our market price, many of which are beyond our control include:

       o    announcements of technological innovations;

       o    customer orders or new products or contracts;

       o    competitors' positions in the market;

       o    changes in financial estimates by securities analysts;

       o    conditions and trends in the VSAT and other technology industries;

       o    our earnings releases and the earnings releases of our competitors;
            and

       o the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

       In addition to the volatility of the market price of our ordinary shares, the stock market in general and the market for technology companies in particular have been highly volatile. Investors may not be able to resell their shares following periods of volatility.

       WE ARE INVOLVED IN LITIGATION ALLEGING OUR INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF OTHER PARTIES. THE LITIGATION MAY CONTINUE FOR AN EXTENDED PERIOD AND MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

       There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties, such as the claim by GlobeComm Systems Inc. described below. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure you that we will not, in the future, be subject to such claims.

       In addition, it may be necessary to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

       On July 26, 2000, Gilat Satellite Networks Ltd. and StarBand Communications were named as defendants in an action filed in the United States District Court for the Eastern District of New York. The plaintiff, GlobeComm Systems Inc., alleges the infringement of a patent allegedly owned by it. GlobeComm Systems seeks to enjoin further alleged infringement and also seeks damages. Gilat Satellite Networks Ltd. and StarBand Communications have denied GlobeComm Systems' allegations. Gilat Satellite Networks Ltd. and StarBand Communications have counter-claimed for declaratory relief. Currently, this action is in the discovery phase.

       We do not believe we are infringing any patents of GlobeComm Systems. However, the litigation described above may continue for an extended period and, regardless of the outcome thereof, may require the expenditure of significant sums for legal fees, experts, and other related costs, and may materially adversely affect our business, financial condition and operating results. Although we believe the plaintiff's claim to be without merit, if the plaintiff in the action is successful, we might be required to pay license fees for using the patented technology. There is no assurance, however, that the licenses we obtain from GlobeComm Systems will be available under terms that are acceptable to us, or at all. The failure to obtain these licenses could cause us to incur substantial liabilities and to suspend the manufacture of the products that utilize the patented technologies. In addition, we may be required to redesign our products so as not to use the patented technologies. Such redesign, if possible, could result in substantial delays in marketing our products, as well as significant costs. We intend to vigorously defend against this claim.

       POTENTIAL PRODUCT LIABILITY CLAIMS RELATING TO OUR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

       We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. Our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claims. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

       A GROUP OF OUR PRINCIPAL STOCKHOLDERS, COLLECTIVELY OWNING ONLY ABOUT 27.3% OF OUR OUTSTANDING ORDINARY SHARES, IS ABLE TO EXERCISE A CERTAIN LEVEL OF CONTROL OVER GILAT.

       SES Americom (formerly known as GE Americom) beneficially owned approximately 18.44% of the outstanding Gilat ordinary shares as of June 15, 2001. SES Americom and several other principal shareholders, who beneficially owned as of June 15, 2001, including options exercisable within 60 days, an additional approximately 8.9% of Gilat ordinary shares, have entered into a stockholders' agreement. As a result of this agreement, a group of our principal stockholders, collectively owning only about 27.3% of our outstanding Gilat ordinary shares, is able to exercise a certain amount of control over Gilat.

       WE HAVE NEVER PAID CASH DIVIDENDS AND HAVE NO INTENTION TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

       We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our noteholders.

       WE HAVE HISTORICALLY RELIED AND IN THE FUTURE, INTEND TO RELY, UPON TAX BENEFITS FROM THE STATE OF ISRAEL ON OUR TAXABLE INCOME. THE TERMINATION OR REDUCTION OF THESE TAX BENEFITS WOULD SIGNIFICANTLY INCREASE OUR COSTS AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

       Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as "Approved Enterprises." As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, which amounted to approximately $11.4 million for the year 1999 and approximately $27.4 million for the year 2000. The Israeli Government has shortened the period of time for which this tax benefit is applicable to Approved Enterprises from four years to two years. This change only applies to our last five Approved Enterprises and to any future Approved Enterprises, if any. Our financial condition could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

       In addition, in order to receive these tax benefits, we must comply with two material conditions. We must (i) invest a specified amount in fixed assets in Israel and (ii) finance a portion of these investments with the proceeds of equity capital we raise. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government. If we have failed or fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, which could harm our financial condition.

       WE BENEFIT FROM ISRAELI GOVERNMENT GRANTS. THE TERMINATION OR REDUCTION OF THESE GRANTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO DEVELOP NEW PRODUCTS AND APPLICATIONS.

       During 1998, 1999 and 2000 we accrued $2,190,000, $2,300,000 and
$1,990,000 respectively, in grants from the Office of Chief Scientist. These grants enable us to develop new products and applications; however they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.

         THE TRANSFER AND USE OF SOME OF OUR TECHNOLOGY IS LIMITED BECAUSE OF THE RESEARCH AND DEVELOPMENT GRANTS WE RECEIVED FROM THE ISRAELI GOVERNMENT TO DEVELOP SUCH TECHNOLOGY. SUCH LIMITATIONS MAY RESTRICT OUR BUSINESS GROWTH AND PROFITABILITY.

       Our research and development efforts associated with the development of our OneWay VSAT product and our DialAw@y IP have been partially financed through grants from the Office of Chief Scientist of the Israeli Ministry of Industry and Commerce. Under the terms of these Chief Scientist grants, we are required to repay these grants from the revenue we generate from the sale of the product applications we developed with the financing provided by the grants.

       Moreover, we are subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, the products developed with the funding provided by these grants may not be manufactured, nor may the technology, which is embodied in our products, be transferred, outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products developed with this technology. These restrictions will continue to apply after we pay the full amount of royalties payable to the Israeli government in respect of these grants. Further, if the Chief Scientist consents to the manufacture of our products outside Israel, we will be required to pay a higher royalty rate on the sale of these products and we will also be required to pay a higher overall amount, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture.

       These royalty payment obligations and restrictions could limit or prevent our growth and profitability.

       OUR OPERATING RESULTS WOULD BE ADVERSELY AFFECTED IF INFLATION IN ISRAEL IS NOT OFFSET ON A TIMELY BASIS BY A DEVALUATION OF THE NIS (NEW ISRAELI SHEKEL) AGAINST THE U.S. DOLLAR.

       Our international sales expose us to fluctuations in foreign currencies. Substantially all of our sales are denominated in U.S. dollars. Conversely, a portion of our expenses in Israel, mainly salaries, is incurred in NIS and is linked to the Israeli Consumer Price Index. When the Israeli inflation rate exceeds the rate of the NIS devaluation against the foreign currencies, then our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

       CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS. THIS COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS AND BUSINESS.

       We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our manufacturing facilities. Political, economic and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

       Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and the Palestinians may have a material adverse effect on our business, financial conditions or results of operations.

       Generally, male adult citizens and permanent residents of Israel under the age of 54 are obligated to perform up to 36 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service is difficult to predict.

       YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST MOST OF OUR OFFICERS AND DIRECTORS.

       Most of our directors and executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, most of our directors or executive officers s, including but not limited to judgements based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

       Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us, most of our officers and directors. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

       o the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

       o adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

       o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

       o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

       o    the judgment is no longer appealable; and

       o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

       Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

       CURRENT TERRORIST ATTACKS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

       Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which Gilat ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. Also, as a result of terrorism, the United States and other countries may enter into an armed conflict that could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

THE SUSPENSION OF AN AWARD TO PROVIDE TELEPHONE SERVICES IN PERU COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

       On October 18, 2001, CIFSA Telecom S.A.C., a Peruvian company that is owned primarily by STM Wireless Inc., obtained an injunction from a Peruvian court against Fondo de Inversion en Telecomunicaciones del Peru, Peru's national telecommunications investment fund, also known as FITEL. The injunction suspends the award by FITEL to GTH Peru, our subsidiary, on September 27, 2001, of a contract to provide a fixed rural satellite telephony network in a transaction with a value of approximately $27 million. FITEL is a department of the Peruvian national telecommunications agency OSIPTEL (Organismo Supervisor de Inversion Privada en Telecomunicaciones).

       In a related suit, on October 2, 2001, STM Wireless Inc. filed an action against Gilat, Gilat to Home Latin America N.V., rStar Corporation, Yoel Gat, Giora Oron and 100 John Does in the Orange County Superior Court in California. STM Wireless alleges unfair competition and slander in connection with the award of the aforementioned contract award in Peru. The suit involves claims in connection with the injunction referenced above. An answer to the complaint on behalf of Gilat was filed on December 17, 2001.

       If the injunction in Peru is not overturned, or if we do not prevail on the merits of the litigation in California, or are prevented from conducting its business in Peru, it will have an adverse effect on our operations, results and prospects.

ITEM 4:INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks. In its 2001 report, Comsys, a specialized consulting company that analyzes the satellite communications industry, reported that Gilat is the second-largest manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. Gilat was incorporated in Israel in 1987 and is subject to the laws of the State of Israel. Gilat's corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. The telephone number is (972) 3-925-2000.

         The name "Gilat(TM)" and the names "TwoWay(TM)," "OneWay(TM)," "FaraWay(TM)," "DialAw@y IP(TM)," "SkySurfer(TM)," "SkyWay(TM)," "Skydata(R)," "Clearlink(TM)" and "Skystar Advantage(R)" appearing in this annual report on Form 20-F are trademarks of Gilat and its subsidiaries. GSAT(R) is a registered trademark of GTECH Corporation ("GTECH"). StarBand(TM) is a trademark belonging to StarBand Communications. ISAT(R) is a trademark which Gilat sold to and is now owned by L-3 Communications Inc. See Item 4: "Information on the Company - Products and Services." Other trademarks appearing in this annual report on Form 20-F are owned by their respective holders.

         Gilat shipped its initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSAT applications and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy by providing a full range of VSAT services and by emphasizing sales to customers directly and through new distribution channels.

         In 1991, we began marketing our second generation OneWay VSAT. In 1992, we began marketing our TwoWay VSAT with Spacenet as part of Spacenet's Skystar Advantage VSAT service offering and we began marketing our TwoWay VSATs to GTECH as part of GTECH's GSAT lottery networks. Over the years, we experienced significant growth in orders, sales and earnings including from our OneWay and Skystar Advantage products. By an agreement in 1992, COMSAT RSI, Inc. became our joint venture partner to develop, manufacture and market two-way rural telephone VSAT products. We began marketing the FaraWay VSAT in 1994. We began marketing the DialAw@y IP VSAT, another rural telephony product outside of the scope of that joint venture, at the end of 1996. Additionally, we began marketing the SkySurfer VSAT in 1997 and the SkyBlaster VSAT in 1999. The Skystar Advantage is our largest-selling product, accounting for approximately 49% of our sales revenue during 1999 and for approximately 58% of our sales revenue during 2000.

         On December 30, 1996, we acquired Gilat Florida Inc., a company engaged in the development, manufacturing and marketing of VSAT-based paging and broadcast products.

         We initiated a rural telephony project in 1997 through a wholly-owned subsidiary, Gilat-to-Home Latin America (Netherlands Antilles) N.V., formerly named Global Village Telecom N.V. ("GTH LA Antilles"). In April 1998, we reduced our holdings in GTH LA Antilles to a minority holding through a $40 million private placement with international investors. In April 2000, we acquired substantially all of this company, as more fully described under "GTH LA Antilles" below. Through GTH LA Antilles, we were able to establish rural telephony projects in countries such as Chile, Peru and Colombia.

         In 1997, we began marketing our SkySurfer product, a PC-based digital video broadcast satellite receiver used in Internet Protocol ("IP") environments. We began marketing our SkyBlaster VSAT product in 1999. The SkyBlaster product is a two-way IP-based product with which broadband Internet services via satellite are provided.

         In January 1998, we entered into an investment agreement with KSAT Satellite Networks Inc. ("KSAT"), a Yukon company listed on the Vancouver Stock Exchange, and Global Space Investments Limited, a partially owned subsidiary of Keppel Telecommunications & Transportation Ltd., a Singapore public company involved in telecommunications activities.

SPACENET INC.

         On December 31, 1998, we completed the acquisition of Spacenet, a company engaged in providing VSAT-based network services, from GE Americom and certain affiliates. As of June 15, 2001, GE Americom owns approximately 18.44% of our outstanding ordinary shares, and is our single largest shareholder. GE Americom has the ability to nominate up to two Directors to our Board as long as it owns at least 50% of the shares it received as part of the transaction. Prior to the acquisition, Spacenet was our single largest customer. Spacenet purchased our VSAT products in order to incorporate them into Spacenet's VSAT-based network service offerings.

         As part of the Spacenet acquisition, we entered into several significant agreements with GE Americom. See Item 7: "Major Shareholders and Related Party Transactions - Related Party Agreements; Spacenet Merger-Related Agreements." The acquisition of Spacenet has enabled Gilat to expand from primarily manufacturing and selling VSAT equipment to becoming a provider of complete end-to-end telecommunications and data networking solutions based on VSAT satellite earth stations. We believe that this acquisition has greatly enhanced our ability to develop and offer new products and services and to maintain our position as one of the leaders in the VSAT industry, especially since our major competitor is also a provider of both equipment and services. For example, with the Spacenet acquisition, we acquired certain advanced VSAT technology developed under the name Turbosat. In 1999, we completed the improvements to Turbosat's functionality and features and integrated the technology (except certain CDMA technology) into a new product platform. In order to capitalize on Gilat's brand recognition, we have incorporated the name "Gilat" into the respective names of the European entities formerly owned by Spacenet and all of Gilat's operations in Europe are now known as "Gilat Europe."

         Currently, Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions serve as a "one-stop shop" for businesses with product sales and services that include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full outsource basis. These network solutions are traditionally for large enterprises that require hundreds or sometimes thousands of VSATs with high-speed Internet access and communication between the VSATs. Most service contracts through Spacenet are for a five year period and enterprises pay on a per site, per month basis in addition to upfront installation and hardware and software fees. Customers of Spacenet include the United States Postal Service, Radio Shack, Dollar General and Rite-Aid. Spacenet has recently expanded its market segment to include a satellite network solution product for small to mid-sized enterprises. This business will offer standard services, hardware and software for enterprises that want a network comprising of up to 50 VSATSs. In the year 2000, Spacenet's revenues accounted for approximately 38% of our total revenues.

STARBAND COMMUNICATIONS

         In March 2000, we established a joint venture named StarBand Communications, formerly Gilat-to-Home, Inc., with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, small office/home office ("SOHO") and small business customers in North America. MSN and EchoStar invested $50,000,000 each and ING invested $25,000,000 in cash in StarBand Communications in exchange for both senior convertible preferred and common shares. As of June 2001, MSN, EchoStar and ING owned 17.7%, 17.7% and 7.2%, respectively, of the outstanding capital of StarBand Communications; Gilat, through Spacenet, owned approximately 42.1% of StarBand Communications' outstanding shares and certain other parties collectively owned approximately 8.3%. These share holdings are on a fully diluted basis, including shares reserved for options granted to employees but not including warrants and debt conversion rights issued as part of a bank financing.

         EchoStar and StarBand Communications cooperate for the purpose of providing a broadband Internet access service via satellite to StarBand Communications subscribers and EchoStar's DISH network subscribers. MSN has entered into a four-year supply agreement with StarBand Communications for the Internet access service, pursuant to which MSN is required to purchase from StarBand Communications a minimum quantity of VSAT stand alone units for MSN customers, after commercial availability of the next generation of the SkyBlaster VSAT. We have entered into a master supply and services agreement with StarBand Communications to support its supply agreement with MSN.

         StarBand Communications currently has approximately 40,000 subscribing customers. These customers receive full Internet services and connectivity from StarBand Communications, including our SkyBlaster 360. In the year 2000, the revenues of StarBand Communications accounted for approximately 25% of our total revenues.

         In September 2001, EchoStar invested an additional $50,000,000 in StarBand Communications, increasing its ownership to 32%. The agreement allows for an additional increase in ownership by EchoStar of up 60 % upon EchoStar's fulfillment of its undertaking to launch a next generation satellite that is to serve the growing consumer demand for high-speed Internet access and improve cost efficiencies for both companies. See Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand Communications."

       In addition, we are pursuing the business of providing high-speed Internet access via satellite in other markets as well, including in Latin America through GTH LA Antilles, in Europe and in Asia. Our current strategy in other markets, including Europe, Latin America and Asia is to sell Internet-based products and services on a wholesale basis and to team up with prominent telecom carriers, in-country Internet service providers, portals and communications service providers. Under this strategy, the providers of broadband Internet access via Gilat's satellite-based product assume the responsibility for the customer acquisition costs as well as equipment subsidies, thereby lowering Gilat's expected cash requirements for growth.

GTH LA ANTILLES

         In April 2000, we completed a share exchange transaction in which we acquired all the outstanding shares of certain other investors in GTH LA Antilles in exchange for the transfer to a new company organized by these other investors of GTH LA Antilles' entire right and interest in two Brazilian subsidiaries and a cash payment of $5.3 million. The Brazilian subsidiaries were formed to provide telephone and other telecommunications services in South Central Brazil. We also provided the other investors' new company with a $40 million loan in exchange for a note convertible into common shares equal to approximately 9.1% of this new company's then outstanding shares. The loan bears interest at 5% and matures in 2002. All other agreements among the parties under the original private placement transaction were terminated and the other investors were given the right to the name and marks "GVT" and "Global Village Telecom."

         As a result of the transaction, we own substantially all of the outstanding shares of GTH LA Antilles and we renamed the company "Gilat-To-Home Latin America (Antilles) N.V." from its previous name Global Village Telecom (Antilles) N.V. See Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; GTH LA Antilles."

         GTH LA Antilles business focuses on the provision in Latin America of interactive data communications and corporate communications products and services and satellite-based rural telephony. Subject to certain governmental and other consents and approvals where needed, and as part of our planned consumer Internet initiative in Latin America, we operate in Latin America through subsidiaries which incorporate the name "Gilat-To-Home." These subsidiaries, in Columbia, Peru, Brazil, Costa Rica, Mexico and Argentina offer various VSAT network services, primarily for telephony but more recently also for high-speed Internet access. In many instances, we have won government bids which have enabled us to install telephone services (both public and private) in rural areas. For some of these bids, we also remain the owner and service provider for the public telephone system. For example, in Columbia, we operate a network of more than 2000 VSATs which provides telephone service in rural areas. In other countries, such as Brazil, we have obtained certain projects, whereby we sell hardware to other service providers. These sales usually include installation but do not include ongoing maintenance services.

DETERMINISTIC NETWORKS INC.

         In July 2000, we acquired all of the shares of Deterministic Networks, Inc. ("Deterministic"), a privately held company based in California. Deterministic is a supplier of policy-based networking products and toolkits to several major Fortune 100 technology companies, providing quality of service, network management and Internet security capabilities that enhance the products and services of its customers. In exchange for Deterministic's stock, the shareholders of Deterministic received 218,422 ordinary shares of Gilat valued at approximately $7.8 million. A total of $7.2 million of this price was attributed to goodwill and is being amortized over five years. Currently, Deterministic has approximately ten employees and continues to develop software networking products for us and for other major technology companies.

RSTAR CORPORATION

         In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar Corporation (formerly named ZapMe! Corporation) ("rStar"), at a cost of approximately $51 million. At that time, rStar's changed the focus of its business from building an advertiser supported network for the educational markets to implementing and managing industry-specific private networks for businesses to communicate with their vendors and customers via bi-directional satellite-delivered Internet connections. Currently, rStar develops, provides and manages satellite-based networks for large-scale deployment across user communities of interest. rStar's core products include high-speed Internet access, data delivery, high-quality video and networking services distributed through satellite broadband Internet gateway and bi-directional solution.

         In April 2001, we and our affiliates entered into an acquisition agreement with rStar, which the parties subsequently amended and restated in its entirety. The transactions contemplated by the acquisition agreement, as amended, will result in the acquisition by rStar, and funding of, certain aspects of Gilat's Latin America business, including its consumer Internet access initiative, and the increase of Gilat and its affiliates' ownership of rStar's outstanding common stock to approximately 80-85%. Also, following completion of these transactions, Gilat will designate a majority of rStar's directors and will, therefore, have the ability to control rStar.

         We currently operate satellite-based high-speed consumer Internet access pilot networks in Brazil and Argentina, as well as rural telephony projects in certain Latin America countries. It is expected that the business to be acquired by rStar will include providing hardware and services solutions for Internet service providers, telecommunication companies and other service providers to offer telecommunication services and high-speed Internet access via satellite throughout Latin America. See Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; rStar."

RESTRUCTURING

         In March 2001, we announced a restructuring plan that involves, among other things, reducing workforce worldwide, streamlining physical facilities and moving to a wholesale model for the international consumer segment. In connection with this restructuring, we recorded, in the first quarter of 2001, restructuring charges of approximately $10 million. The restructuring cost primarily consisted of employee termination benefits, compensation to a certain supplier and costs associated with termination of certain lease commitments.

FINANCING TRANSACTIONS

         In February 1999 we completed a public offering of 5,456,750 ordinary shares, of which 4,711,750, were sold by Gilat and 745,000 by certain shareholders. The proceeds to Gilat, before expenses but after the underwriters' discount, were $257,827,000. As of June 15, 2001, we have 23,363,494 ordinary shares outstanding.

         In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005. The notes are convertible into ordinary shares at a conversion price of $186.18 per share and are redeemable at the option of Gilat, in whole or in part, at any time on or after March 18, 2003. The redemption price ranges from 100.85% to 101.70% of the principal amount plus accrued and unpaid interest, depending on the date of redemption. Each note bears annual interest of 4.25% payable semiannually, on March 15 and September 15, commencing September 15, 2000. See Item 5: "Operating and Financial Review and Prospects - Liquidity and Capital Resources."

         In May 2000, we exercised our right to redeem our 6 1/2% Convertible Subordinated Notes due 2004 that were issued on May 14, 1997 for a total amount of $75 million (the "Notes"). The Notes were redeemable in full at 102% of the principal amount plus accrued and unpaid interest setting the redemption price per $1,000 Notes at $1,020.72. All of the Note holders opted to convert their Notes into Gilat's ordinary shares prior to the redemption date and we consequently issued 1,785,690 ordinary shares to such holders.

         In December 2000, we entered into a Facility Agreement with an Israeli bank, under which we borrowed $108 million to finance our general corporate activities and the payment terms we extended to StarBand Communications. The loan bears interest at LIBOR plus 0.8% per annum and the principal is repayable in six semi-annual payments commencing June 2002.

CAPITAL EXPENDITURES AND DIVESTITURES

         In June 2000, we purchased the land and building facilities that are Spacenet's headquarters and operations center. The purchase price was approximately $24.3 million, which was paid in cash. In order to increase our available cash flow, we subsequently sold these premises for approximately $31.5 million (net of related costs of approximately $1.5 million) and Spacenet currently leases this space pursuant to a lease for 15 years, at an initial annual rent of approximately $3.5 million.

         In 1998, 1999 and 2000, Gilat's property and equipment purchases amounted to approximately $15,759,000, $91,966,000 and $147,907,000, respectively. These capital expenditures were financed from Gilat's operating cash flow and from its February 2000 convertible notes offering described above.

         In addition, we recently purchased 140,400 square feet of land for $745,000 for a new operations center in Backnang, Germany. These new facilities will house our expanding activities in Europe. As of June 15, 2001, we have spent approximately $8.5 million and expect to spend an additional approximately $2.8 million for the completion of these facilities. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage is for approximately $5.3 million, of which (i) approximately $0.9 million bears interest at 5.86% and is repayable over 5 years commencing July 2001 and (ii) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006.

BUSINESS OVERVIEW

GENERAL

         Gilat is a leading provider of products and services for satellite-based communications networks. We design, develop, manufacture, market and service products that enable complete end-to-end telecommunications and data networking solutions, as well as broadband Internet solutions, based on satellite earth stations, a related central station known as a hub, hardware equipment and software. The satellite earth stations are known in this industry as very small aperture terminals or VSATs. These small units, which attach to personal computers enable the transmission of data, voice and images to and from certain satellites. The services we provide include access to and communication with satellites ("satellite transponder capacity"), installation of network equipment, on-line network monitoring and network maintenance and repair services. We distribute our products and services worldwide through our own direct sales force, service providers and agents and, in certain circumstances, joint ventures, alliances and affiliated companies. According to the 2001 Comsys Report, we are the second largest manufacturer of VSATs and have a 43% share of the VSAT market based upon the number of VSATs shipped in the year 2000.

         The networks we establish are primarily used for:

         o on-line data delivery and transaction-oriented applications including point-of-sale (for example, credit and debit card authorization), inventory control and real time stock exchange trading;

         o telephone service in areas that are underserved by the existing telecommunications services or in remote locations without service; and

         o Internet-based networking applications such as networks within corporations (known as corporate intranets), corporate training and other corporate applications which enable the transmission of audio and video by high-speed Internet connections (known as broadband), as well as consumer broadband Internet uses.

         Major users of our products and services include StarBand Communications, the United States Postal Service, John Deere, Rite Aid, Peugeot-Citroen and Telkom South Africa.

         Satellite-based communications networks such as those Gilat has developed offer several advantages over ground-based communication facilities. Among these advantages are the following:

         o ubiquitous reach, providing equal access to users in urban and remote areas under a single tier network;

         o     high data transmission speeds;

         o fixed transmission costs, insensitive to distance or the number of receiving stations;

         o a persistent "always on" connection to the Internet without the need to dial up to an internet service provider;

         o cost savings over competing technologies such as ground telephone lines and digital subscriber lines (commonly known as ("DSLs") in remote areas and suburbs;

         o independence from telecommunication companies and other network providers;

         o less terrestrialinfrastructure thus making satellite-based technology less susceptible to local disasters such as fires and earthquakes that adversely affect ground-based communication;

         o consistent and rapid response time in comparison to dial-up lines;

         o rapid installment of networks and flexibility in their configuration, integration and location; and

         o a versatile platform, which allows for the provision of multiple applications and services.

VSAT INDUSTRY BACKGROUND

         The emergence of the Very Small Aperture Terminal in the 1970s marked the beginning of a new era in satellite communication. A VSAT network consists of:

         o several dozen to several thousand VSAT remote sites with small antennas;

         o a large central earth station called a hub, which includes a large antenna and enables the connection of all the VSATs in the network; and

         o     the capability to communicate with a specified satellite.

         A VSAT includes an indoor unit and an outdoor unit (see figure below). The indoor unit usually fits on a desktop (much like a modem) and contains the technology that enables communication between the user's equipment and the satellite. The outdoor unit includes a small antenna, usually two to six feet long, that can be mounted on a user's roof, ground or wall and electronic equipment that transmits and receives signals to and from a satellite transponder. A transponder is the technical term for the space on a satellite designated to communicate with a specific user's equipment.



                                   [GRAPHICS]
                             VSAT on-site equipment



         The control station or hub which enables the connection of all VSATs into a VSAT network consists of a large dish antenna (4.5 to 11 meters) and radio frequency electronics equipment to allow signals to be transmitted between the hub and the satellite transponder. A hub also includes electronic equipment to provide for satellite communications, protocol support and network management functions. Protocol is a technical term which refers to the standards and methods by which computers communicate with one another.

         Satellite transponder capacity is available on existing satellites positioned in geostationary orbit (at 35,800 km above the equator). Once in orbit, a satellite beam can cover a geographic area the size of the continental United States or Western Europe. This coverage area is known as the satellite's footprint. The satellite receives information from a VSAT, amplifies it and transmits it back to earth on a different frequency. A single satellite transponder has a capacity of approximately 100 million bits/second ("Mbps"). This means that if the transponder is accessed for only 90 seconds per day, more than one billion bytes of data, the equivalent of 865,000 double-spaced pages, would be transmitted.

         The current generation of high power satellites are known as Ku-band satellites, because they use the Ku-band frequencies. This type of frequency band together with the sophisticated VSAT earth stations is particularly well suited to provide high-speed business communications services as well as broadband web-based services. The use of the Ku-band frequencies (as opposed to the C-band used by older generations of satellites) offers reduced interference with ground communications. This enables satellites to use the higher broadcasting power necessary to support VSAT earth stations and makes it cost-effective to transmit to or among numerous locations. With increasing satellite power and the latest generation of VSAT software, VSAT earth stations are becoming smaller and less expensive, reducing overall network costs. Our technology is compatible with both Ku-band and C-band satellites.

         Before the emergence of VSATs, commercial communication via satellite was very costly because it required an expensive ground terminal, dedicated staff specialists and a very large dish antenna. Satellite-based communications solutions were therefore limited to only those large companies which could afford them. In contrast, VSATs are significantly less expensive than other satellite solutions partly because they do not require end-users to dedicate staff specialists or make a sizable infrastructure investment.

         VSAT networks also offer several advantages compared to ground-based communications networks:

         o     high quality and dedicated transmission availability;

         o     the capability of transmitting extremely large data flows;

         o fixed transmission costs, insensitive to distance or the number of receiving stations;

         o rapid and cost effective installation in geographically isolated regions like mountainous mining areas and developing countries; and

         o     direct access to the Internet.

MARKET OPPORTUNITY

         The market for communications network products and services has experienced rapid growth in recent years, and we believe that it will continue to grow in the future. Some of the key factors responsible for this growth include:

         o growing demand for communications capacity driven by the increase in bandwidth-intensive applications, including the Internet;

         o continuous technological advances which are broadening applications for and decreasing the cost of both satellite and ground-based networks;

         o global deregulation and privatization of government-owned telecommunications monopolies, which allow for the growth of new methods of communication.

         The above trends have led to the growth of a range of alternative technologies such as switched digital networks, which are referred to as ISDN service, DSL, cable modems and frame relay as well as VSAT-based systems. All of these technologies enable high-speed access to the Internet in various forms which allows for the transfer of data at various speeds. The growth in the use of VSATs has been strong and consistent. According to industry sources, the installed worldwide VSAT base grew from 8,000 terminals in 1986 to over 490,000 terminals in 2000.

     We provide VSAT communication solutions to each of the following three expanding markets: Enterprise, Telephony and Consumer.

VSAT-BASED PRODUCTS FOR ENTERPRISES

         In the past decade, there has been significant growth in services which require interactive data networks such as automatic teller machines, which are referred to as ATMs, and credit and debit card machines which enable businesses to receive "instant" approval of consumer purchases. This growth has led to increased demand for satellite-based networks. VSAT and other satellite technology are particularly well suited to those data networks which need to (i) reach many locations over vast distances simultaneously, (ii) solve a "last mile" or congestion problem, allowing high bandwidth access in areas currently limited to slow connections like copper wire, (iii) transmit to remote locations and to emerging markets where the terrestrial telecommunications infrastructure is not well developed, and (iv) rapidly provide services across a large geographic area served by multiple terrestrial providers. Due to the above advantages, corporate users are increasingly realizing the benefits of VSAT networks. Additional uses of the VSAT-based data networks for enterprises include lottery card transactions (whereby chosen lottery numbers of consumers are transmitted via VSATs located in various stores and stations to a control hub), retailer and manufacturer inventory control and utilities' monitoring and control systems for power lines and pipe lines.

VSAT-BASED TELEPHONY PRODUCTS

         In a large number of remote, rural and urban areas, primarily in developing countries, there is limited or no telephone service due to inadequate ground telecommunications infrastructure. In these areas, VSAT networks are able to utilize existing satellites to rapidly provide high quality cost-effective telecommunications solutions. In contrast to ground-based networks, VSAT networks are simple to reconfigure or expand, relatively immune to difficulties of topography and can be located almost anywhere. Additionally, VSATs can be installed and connected to a network in a matter of hours and seldom require maintenance.

         As a result of the above advantages, the market for VSAT-based fixed telephony products is growing. This market consists of public telephone operators that need to fulfill service obligations world-wide, large companies which require private networks to provide inter-office communications between branch offices and corporate headquarters, and service providers targeting rural and residential areas in developing countries that do not have a ground-based telecommunications infrastructure.

VSAT-BASED BROADBAND AND INTERNET PRODUCTS FOR CONSUMERS

         The term broadband services refers to networks that provide high-capacity, high-speed transmission of data. Broadband networks allow for multimedia transmissions and can provide high-speed "always on" Internet connectivity. A multimedia transmission (also known as "multimedia streaming") is a distribution process that allows simultaneous broadcasting and playback of video and audio content. The terrestrial Internet infrastructure was not designed to support the traffic load created by broadcasting full motion video or high-fidelity audio. Currently, there are three terrestrial means of providing broadband services to consumers: cable, DSL and fixed wireless. The VSAT-based consumer broadband service that we offer is differentiated from terrestrial competitors by the following characteristics:

         o rapid availability - cable and DSL providers must install the appropriate infrastructure at a high investment and with an extensive time to market delay. In contrast, the satellite solution relies upon the use of hubs that can be installed within a matter of days and can serve thousands of sites and allows for quick installation of user sites.

         o efficient distribution - the consumer broadband service has the ability to broadcast content to subscribers without encountering any last-mile bottlenecks of terrestrial networks. Content, such as stock quotes and live multimedia transmissions can be broadcast to a network of users while the always-on return path enables unicast transactions desired by any user. A unicast transaction, or unicasting, involves the transmission of information to a single location. Stock trading over the Internet, for instance, is considered a unicast transaction.

OUR PRODUCTS AND SERVICES

         We currently offer VSATs to the three markets described above (Enterprises, Telephony and Consumers), each of which is generally incorporated into a VSAT network consisting of a remote terminal linked to a central hub or control center via a satellite. In the year 2000, we offered the following VSATs and services, as described below.

                          PRODUCTS BY VSAT MARKET TYPE

      TYPE                                            PRODUCTS/APPLICATION
----------------    ---------------------------------------------------------------------------------------

Data Network        Skystar Advantage -   ISAT*                   SkyBlaster 360E            SkyWay RF **
Applications for    Interactive           - Frame Relay                                      Transceivers
Enterprises
                                                                  - Two-way Internet         - Data Broadcast
                                                                  Access for Small
                                                                  Offices and Home Offices

Telephony           FaraWay               DialAw@y IP
Applications        - Satellite           - Rural Telephony
                    Telephony

Consumer                                  SkyBlaster 360
Applications                              - Two-way Internet
                                          Access for Consumers

-----------
*    This product application is no longer offered by Gilat.

** This product application is no longer marketed by Gilat but is available upon request.

         We recently sold our ISAT product to L-3 Communications, Inc. as part of our strategy to eliminate our secondary product applications and to enable us to focus on our core activities of interactive data, networking between VSATs and providing high-speed Internet access connections and public telephonyaccess.

DATA DELIVERY VSATS FOR ENTERPRISES

         SKYSTAR ADVANTAGE is a private VSAT network designed for data, multimedia and voice applications, providing highly reliable communication between a central hub and almost any number - tens or thousands - of geographically dispersed sites. Skystar Advantage integrates the features of several different applications into a single platform. The same network can be used for interactive data and voice, as well as for multicasting multimedia over an Internet service provider. Its modular 3-slot plug-in card enables a service operator to customize for each remote site according to their specific and changing needs.

         Gilat's Skystar Advantage is already implemented in numerous markets, such as: Internet access, banking, multimedia, Supervisory Control and Data Acquisition ("SCADA" - a technical term for computer systems that collect and summarize data from up to thousands of computers into reports for operators and management), retail and gas stations. The applications currently served by the Skystar Advantage include credit and debit card authorization for retail sales, point-of-sale information and ATM networks, on-line recording and validation of lottery tickets, prescription verification, inventory control and review of customers profiles; inventory control and delivery scheduling at the manufacturing level; supervisory control and data acquisition networks for oil and gas pipelines; on-line remote stock exchange trading for brokers; distance learning and Internet access. Additional voice channel add-ons are available, as are video and audio broadcasting applications.



                                   [GRAPHICS]



         Architecture. As illustrated above, our Skystar Advantage VSAT product consists of remote terminals, hub equipment and related software. Our remote terminal consists of a small outdoor antenna (typically 0.55 to 1.2 meters in diameter for the Ku-band frequency and 1.8 to 2.4 meters in diameter for the C-band frequency), an outdoor electronics unit and an indoor electronics unit. The outdoor unit receives signals from a satellite transponder using a Low Noise Block frequency down-converter, that converts between the higher frequency a satellite uses and the lower frequency used by the antenna and the indoor unit. The outdoor unit then transmits signals to the satellite transponder using our proprietary frequency up-converter that converts the low frequency into the high frequency used by the satellite and power amplifier. The indoor unit incorporates a satellite modem utilizing digital signal processing technology and a powerful central processing unit. The central processing unit controls communications through the satellite (including the satellite access scheme) and provides the platform for interface to the end-user's remote terminal equipment. The small antenna typically is supplied by a third-party vendor or purchased directly by our customer. We design and manufacture the indoor unit, design and integrate the outdoor unit and supply that part of the software that, among other things, controls the satellite access scheme and the end-user interfaces.

         The Skystar Advantage's modular configuration includes intrinsic flexibility with three indoor unit slots for plug-in cards. This architecture enables field upgradability by the addition of plug-and-play cards, which are able to support a variety of interfaces and applications such as LAN (local area networks), Universal Serial Bus Ports, a standard port used in PCs to connect a computer with external applications such as modems, VSATs and digital cameras) ("USB ports"), and video and voice cards.

         The hub for the network incorporating our Skystar Advantage VSAT products consists of a radio frequency terminal and baseband equipment. The radio frequency terminal incorporates a large dish antenna (typically 4.5 to 11 meters) and radio frequency electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband equipment is comprised of the hub satellite processor, hub protocol processor and network management system ("NMS"). The hub satellite processor hardware provides the communication connectivity to the remote terminals and the hub protocol processor provides the interface between the hub satellite processor and the customer host computer running end-user applications. The NMS monitors and controls all the remote terminals and the hub equipment. We design and manufacture the hub satellite processor, hub protocol processor and NMS software and hardware. Third-party vendors typically provide the radio frequency terminal.

         Our Skystar Advantage VSAT product utilizes a patented technology that enables us to use low-cost outdoor unit hardware and allows the VSAT network to handle momentary peak traffic loads without any significant degradation of response time.

         Features. The Skystar Advantage VSAT now offers a feature enabling Internet connectivity and additional voice channel capability, enabling voice communication between the hub site and a remote location. A VSAT network incorporating our Skystar Advantage VSAT product can offer features including: low-cost terminal equipment; rapid response time; high network availability; small antenna size which allows for easy installation and maintenance; very low transmission error rate; high hardware reliability; a variety of customer interfaces such as local area networks ("LAN") (e.g., Token-Ring and Ethernet); support for commonly used data communications protocols, including and, if required, simultaneously X.25, SDLC, TCP/IP IP routing, MPEG1, MPEG2 and video; easy integration of additional value-added services such as data, audio and video broadcasting; and modular design that enables easy and staged network expansion.

         In 2001 our development efforts for the Skystar Advantage VSAT continued toward increasing the outbound bit rate capacity, increasing the multicast bit rate, further enhancing the equipment reliability, flexibility in transferring features between Gilat's products through modular design, lower power consumption that makes the Skystar Advantage ideal for SCADA and other outdoor use, integrating additional applications to further suit our customers' needs and cost reduction.

         SKYBLASTER 360E VSAT. The 360E VSAT offers two-way satellite based communication-enabling broadband and digital video broadcast applications. The 360E is designed for networking between a central hub and tens of thousands of locations across wide geographical areas. The SkyBlaster 360E is to be used by companies that control their own dedicated hub or that work with shared hub operators. Applications for companies using the SkyBlaster 360E include the following:

         o Enterprises - Two-way interactive Internet Protocol communications, reliable software distribution, Internet and Intranet access, which means communicating between and among VSATs, video conferencing, corporate training and voice over IP enabling an integrated telephony and data solution over the same platform;

         o Retail Businesses - credit, debit and check authorizations, point-of-sale transactions, inventory management and check authorizations, point-of-sale transactions, inventory management and hotel and airlines or other reservations systems;

         o Banking and Financial Services - stock market and financial transactions, ATM's, financial data broadcasts and a electronic or "floorless" stock exchange; and

         o Government uses - lottery transactions, long-distance training and SCADA line monitoring.

                                   [GRAPHICS]




         Architecture. The SkyBlaster 360E star network consists of a central hub, many VSAT terminals based in remote locations, and a satellite channel. The hub consists of base band equipment and a radio frequency terminal. Each remote terminal is composed of a small outdoor antenna, an outdoor unit and an indoor unit. The indoor unit is a stand-alone box that connects to the user's PC via an Ethernet LAN.

         At the hub, the base band equipment controls the satellite transmission and interfaces with the customer's data equipment. An advanced, user friendly Network Management System (NMS) provides centralized monitoring and control, using statistics, alarms, network configuration and report generation. Corporate content is sent from the company's headquarters to the hub where it is uploaded and distributed to remote locations via satellite. Information can be sent to a single location, a group of locations or all locations. Delivery confirmation and other data, including file uploads, are sent back to headquarters via the satellite return channel.

         Key Features

         o Star Topology - The SkyBlaster 360E is designed to support connectivity from a central hub to many remote locations.

         o DVB Outbound - The SkyBlaster 360E outbound carrier complies with DVB standards.

         o Superior Inbound Coding - Intelligent coding algorithms and modulation techniques enable efficient usage of satellite bandwidth.

         o Stand Alone Remote Unit - Client software is already embedded in the box. There is no need for external software for terminal operation.

         o Extensive Internet Protocol Capabilities - The SkyBlaster 360E can function in a variety of Internet Protocol environments and supports a wide range of Protocols and applications.

         o Centralized Network Management - Network management is carried out from the hub. Remote terminals can be monitored from a central location.

         o Rapid Deployment - Terminals can be set up easily across multiple locations.

         o Proven Technology - Gilat's interactive VSAT terminals have already been installed and are operating successfully in thousands of locations worldwide.

         As of December 31, 2000, there were not yet sales of the SkyBlaster 360E which was introduced to the market in 2001.

         SKYWAY(TM) SERIES OF RF TRANSCEIVERS. A transceiver is a radio transmitter-receiver that uses many of the same components for both transmission and reception. The SkyWay high-power series of transceivers provide a solution for Single Channel Per Carrier and Multiple Channel Per Carrier VSAT terminals, and small-to-medium and medium-to-large Internet, voice, data, and video VSAT networks. This series of transceivers operate in the following frequencies:
C-band, extended C-band and Ku band.

         Architecture. The SkyWay series of RF transceivers consist of an indoor unit, an outdoor unit, a low noise amplifier down converter that converts between the high frequency for satellite and the lower frequency used by the indoor unit, a low noise block and depending upon the application, a Solid State Booster ("SSB") indoor unit controls outdoor unit functions through a front panel keypad.

         Features. All the frequency converters use phase-locked oscillators, locked on the same frequency reference source. The Solid State Booster contains a high power amplifier. The industry standard 70 MHz modem interface provides a straightforward connection to most modems. Auxiliary outputs for transmit and receive signals permit direct monitoring of intermediate frequency signals. The built-in processors and software provide full control over the transceiver system. Monitor and control functions include transmit mute, frequency-set, alarm indication, output threshold, and external fault indication from the Solid State Booster. Full access is possible either through the front panel or an RS232/RS422 port.

VSATS AS TELEPHONY PRODUCTS

         FARAWAY VSAT. Gilat and COMSAT RSI (the assets of which were acquired by ParaGea Communications), are parties to a joint venture for the development of the FaraWay VSAT, a satellite telephony VSAT, which provides voice and data services via satellite to remote locations and other areas that lack adequate telecommunications infrastructure. See Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; ParaGea." FaraWay VSATs are intended to provide:

         o a reliable telecommunications network (with fax, telephone and data capabilities) for corporate, governmental and business users in developing countries that have minimal or no telecommunications infrastructure;

         o multi-channel toll-quality telephone service to geographically isolated rural residential areas in developing countries; and

         o cost-effective telephone service that can be installed quickly for temporary remote installations (e.g., oil and gas exploration sites, small rural government agencies, public call offices and new factories).

                                   [GRAPHICS]




         Architecture. The FaraWay telephony product employs a unique VSAT architecture and satellite access scheme. As illustrated above, the product architecture permits connections to either private telephone equipment, pay telephones, small private switches connecting the product to a single telephone line or a public switch connecting the product to many lines and data terminals, as well as to any combination of this equipment. High-speed data links can be established on a permanent basis or on demand, in a full mesh configuration.

         The remote terminal of the FaraWay includes a dish antenna (typically
1.8 to 3.7 meters in diameter), an outdoor unit and an indoor unit. The indoor unit connects directly to subscribers' telephone equipment central office or data networks. The FaraWay hub, which may be connected to a public switch telephony network ("PSTN") or data networks, such as Internet access or connection to other servers), includes a large dish antenna (typically 3.7 to 13 meters in diameter), radio frequency electronics, a network resource and call-processing controller, and a Network Management System ("NMS") which includes call accounting files and traffic terminal. The network resource controller assigns satellite frequencies to the equipment at both ends of the communication link; the NMS monitors and controls the overall network and also provides data for external network billing; and the traffic terminal provides the hub's interface to the public switch, voice or data network.

         Features. The FaraWay VSAT offers a cost-effective, flexible solution for connecting multiple telephone lines from a public switch to a local switch or directly to subscribers' premises via satellite and to support voice, fax and high data rate applications. The product features include: Ku-band and C-band and extended Ku-band and C-band frequency operation; flexible interfaces and telephony signaling support; support of up to 330,000 calls per hour and 8,000 remote stations; and ITU-approved 16 and 8 kilobit per second voice encoding.

         In 2001, we completed the development and deployment of an advanced telephony signaling interface module, capable of supporting most of the existing digital telephony signaling interfaces. We also completed the development of Advanced Data Dialing Protocols which enables, for example, video conferencing with numerous locations. Our current development efforts for the FaraWay VSAT are directed toward continuing development of the NMS and integrating a high rate modem within the FaraWay network which is intended to support on-demand data links of up to 5 Mbps, a speed which enables high rate data applications such as video conferencing and high-volume file transfers, when such transfers are desired.


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


         DIALAW@Y IP VSAT. Our DialAw@y IP VSAT product is intended to provide inexpensive, toll quality telephone service including voice and fax communication and high speed Internet access for small businesses and villages in remote or urban areas lacking an adequate telephone infrastructure. The product has many applications:

         o Public Telecommunications - offering telecommunication services to remote locations such as: public call offices, pay phones and "always-on" internet access;

         o Private Telephones - offering telephone, fax and Internet access for (small offices and home offices, referred to in the industry as SOHOs, remote businesses, farms and remote tourist sites;

         o Standalone Phones - for emergency or rescue operations, rural roads and remote highways and as back-up for ground-based telephony networks.

         The DialAw@y has been designed to offer subscriber or pay telephone and public call offices with up to six lines. Our rural telephony product operates in a mesh configuration, in which the remote terminals communicate with one another in single satellite hop (meaning that the connection is "jumping" from one terminal to a single satellite), or multi-star configuration, which involves several interconnection points to the public network. At the same time the DialAw@y IP offers "always on" high speed two-way Internet access. We believe that the cost benefits of the product meet the telephony needs of the targeted non-urban telephony users, as well as such users' current and future needs for Internet access.


                                   [GRAPHICS]

         Architecture. As illustrated above, a DialAw@y IP network consists of a central hub, PSTN gateways, satellite channels and remote terminals. A remote terminal consists of a small outdoor antenna (typically 0.98 to 1.2 meters), an outdoor unit and our indoor unit with one to six telephone lines. The hub consists of a radio frequency terminal and baseband equipment. The radio frequency terminal incorporates a large dish antenna (typically 3.7 to 11 meters) and radio frequency electronics equipment (up and down frequency converters, low noise amplifiers and high power amplifiers). The baseband includes a Hub Satellite Processor handling the satellite communications, which can be connected to the PSTN using a digital E1 line and a NMS. The NMS monitors and controls all the remote terminals and the hub equipment. The hub design permits easy incorporation of new features. The hub station is the point of presence for Internet traffic, which means that it is the gateway to the user's connection to the Internet. Telephony traffic can be also routed to regional gateways which can utilize satellite or terrestrial infrastructure.

         Features. Our DialAw@y IP VSAT product offers full support of telephone line services, including flexible adjustment to various payphones; high speed Internet access, full mesh architecture, call data processing; low cost; simple installation and operation; high hardware reliability; remote control and monitoring; and low power consumption.

         Our current development efforts for the DialAw@y IP are directed toward integrating signaling system No. 7, which is the most common communications protocol between telephone exchanges. We are also in the process of improving IP support for the DialAw@y IP, as well as increasing the number of voice channels and allowing multi-access points to the PSTN with full mesh.

VSATS FOR CONSUMERS

       SKYBLASTER 360 VSAT. The SkyBlaster 360, introduced in 1999, replaced the SkySurfer VSAT. Unlike the SkySurfer, which provided only one direction of connectivity via a satellite and the other via a dial-up modem, the SkyBlaster 360 provides two-way connectivity, with both directions of connectivity via satellite. The SkyBlaster 360 is designed for consumers and home offices and small business offices that want high bandwidth services and do not have a terrestrial high-speed infrastructure available to them. Our VSAT technology is ideal outside metropolitan centers because geographic distances do not hinder our ability to provide the high-speed infrastructure that is unavailable otherwise. The SkyBlaster 360 consists of a DVB receiver card and a satellite transmitter as a return channel. The satellite transmitter is in the form of a stand-alone external modem. The external modem is substantially easier to install than the Personal Computer Internet ("PCI") card used in previous models. We previously released to StarBand Communications a preliminary model of this external modem.

         The consumer-friendly external modem (approximately 12 inches x 12 inches x 4 inches wide) sits near a user's personal computer and provides two-way connectivity for Internet access as well as for content delivery and other multicast and interactive applications.

         The SkyBlaster 360 features adaptable capacity of up to 52.5 mega bits per second ("Mbps") downstream and 153.6 kilobits per second ("Kpbs") for the return channel. It can be used with either an Ethernet connection or a USB port., and is compatible with Windows 98SE, Windows Me, and Windows 2000.

         The SkyBlaster 360 enables reliable, high-speed, bandwidth-intensive content delivery applications including the following:

         o     Consumer Internet access;

         o High-speed Intranet and Extranet. Extranet enables sources outside an enterprise such as suppliers, access to only select portions of a network and Internet connections;

         o     High-speed Internet access;


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


         o     Business TV such as conferences, classes and seminars; and

         o Interactive learning that enables companies to conduct a single class to employees located throughout a single continent.



                                   [GRAPHICS]




         Architecture. A SkyBlaster 360 star network consists of a central hub, many VSAT terminals, and a two-way satellite channel. The hub consists of base-band equipment and a radio frequency terminal. Each remote terminal is composed of a small outdoor antenna, an outdoor unit and an indoor unit. The indoor unit is a stand-alone box that connects to the user's PC.

         At the hub, the base-band equipment controls the satellite transmission and interfaces with the Internet and various servers. An advanced, user friendly Network Management System provides centralized monitoring and control of the entire system including statistics, alarms, status reports, network configuration and trouble-shooting of all the hub components and remote VSATs. Content from the Internet or from the various servers at the hub is transmitted from the hub to the remote stations. Information can be sent simultaneously to a single location, which is referred to as unicasting), a group of locations, which is referred to as multicasting,) or all locations, which is referred to as broadcasting. Delivery confirmation and other data, including file uploads, are sent back to headquarters via the satellite return channel.

         Key Features

         o STAR TOPOLOGY - Specially designed to support connectivity from a central hub to thousands of remote locations.

         o DVB-S OUTBOUND - The outbound carrier is DVB-S (MPE) compliant and is scalable from 2.5Mbps to 52.5Mbps. It can also be multiplexed into an existing Direct- to Home (DTH) carrier.

         o STAND- ALONE REMOTE UNIT - The VSAT houses the transmitter and receiver. A USB or 10 base- T Ethernet interface connects the VSAT to the PC.

         o CENTRALIZED NETWORK MANAGEMENT - Network management is carried out from the hub. Remote terminals can be monitored from a central location.

         o EXTENSIVE IP CAPABILITIES - The VSAT can function in a variety of IP environments and supports a wide range of IP protocols and applications.

         o RAPID DEPLOYMENT - Any site within the satellite footprint can be immediately connected to the network. The unique design allows a single team to install up to three remote sites per day.

         o PROVEN TECHNOLOGY - Gilat 's VSAT terminals have already been installed and are operating successfully in thousands of locations worldwide.

         o HOST SOFTWARE - Performance enhancing client applications implemented on the PC accelerate traffic at both the TCP and HTTP layers.

         We introduced the SkyBlaster 360, in June 2000. We are involved in extensive research and development efforts aimed to reduce the price and increase the efficiency of the technical components of the SkyBlaster product.

VSAT NETWORK SERVICES

         In our two primary geographic markets, the United States and Europe, we provide full network services through our network management centers ("NMC"), in addition to product sales. We offer a full spectrum of services, from installation and maintenance services to comprehensive service offerings in which we package the VSAT system with installation, network operations, maintenance and access to satellite transponder capacity. Our services include the following, as further detailed below:

         o     network analysis;

         o     network implementation;

         o     shared hub services;

         o     network operations;

         o     maintenance;

         o     customer technical services; and

         o     access to satellite capacity.

         In addition, we provide network services in Argentina and support for network services in India.

         NETWORK ANALYSIS. Network analysis involves designing the system in response to specific customer needs, determining critical system parameters, such as data protocols and network response times, assisting in generating component and subsystem specifications for the network's hardware, hub requirements (private or shared) and satellite capacity.

         NETWORK IMPLEMENTATION. The network implementation process covers hub installation and network rollout, which entails installing and connecting all of the remote VSAT locations to the network. Network rollouts are planned and managed by Gilat's program management teams. A program manager serves as the customer's single point of contact and is responsible for delivering the network on time, on budget and to specification.

         Many of the activities for installing a VSAT network take place at the customer's facilities, such as site survey, site preparation and installation of ground, roof, or wall-supported mounts with lightning protection, connection of the outdoor unit and the indoor unit to the antenna and Inter-Facility Link ("IFL")
cable, powering up the system, pointing the antenna, initializing the VSAT and confirming proper operation with the hub, connecting the VSAT with the customer's local equipment (such as LAN or point-of-sale), and providing an orientation to the local customer personnel. A typical installation can be completed in four to six hours.

         Hub installation services vary depending on whether the customer's network involves a private hub or use of one of our shared hub facilities in McLean, Virginia, Chicago, Atlanta, Germany, the Czech Republic or Argentina.

         We currently use in-house personnel for hub installation and third parties to perform most VSAT installations. The program manager, working with our in-house implementation staff, insures that our third-party installation teams arrive at the customer's site on schedule and are equipped with the necessary equipment to complete the installation. The third-party installers are trained and certified on the Gilat hardware platforms.

         SHARED HUB SERVICES. The hub is the most costly and complex component of a VSAT system. Some customers prefer to outsource the management and operation of the hub, either by leveraging our competency in managing networks or by gaining additional cost efficiencies through sharing the hub hardware and operations costs with multiple customers. Gilat presently staffs its primary shared hubs in the United States, Germany and Argentina, with a highly specialized technical staff on a 24-hour basis. Our shared hub service typically includes use of hardware, maintenance, ground-based backhaul circuits, satellite uplinking and operations for which the customer pays a monthly fee.

         NETWORK OPERATIONS. Our network operations services coordinate and manage the operations of customers' networks and monitor the quality of services delivered on a 24-hour basis from one of our three NMCs. Our largest NMC is located in McLean, Virginia, and is staffed by over 40 technicians who are trained in network fault isolation, problem resolution and customer service. We also have NMCs in Atlanta, Germany and Argentina. When customers experience an outage on their network, they call the NMC, where a trained professional, using proprietary monitoring and control technology, will work to restore service. In instances in which service cannot be restored through the troubleshooting process, the NMC technician will dispatch one of our third-party field service technicians to repair or replace the on-site hardware and restore operations to the site.

         MAINTENANCE. Once an NMC technician determines that a field service dispatch is required to fix a problem, our maintenance and logistics organizations provide service to the customer. We offer a variety of maintenance plans to support our customer networks. All of the plans include toll-free trouble reporting service from one of our NMCs, field service, replacement of equipment, warehousing of spare parts, shipping and repairs. The objective is to provide an on-site response within an average of four hours for most sites. In the United States, we have contracted with IBM-TSS, a third-party repair service provider, to operate nationwide service centers that are staffed with Gilat-trained and certified field service technicians. Other trained and certified third-party vendors are contracted in our international service markets.

         Our maintenance services are supported by our internal logistics and repair organization, which is responsible for stocking parts in over 100 warehouses in the United States, Europe and Argentina.

         CUSTOMER TECHNICAL SERVICES. Our technical services group includes engineering test and support services during the project implementation phase and on-going telephone and on-site support for complex networking issues. The customer technical services group provides application trouble shooting, network optimization, customer training, and documentation services.

         PROTOCOLS AND METHODOLOGIES. The development of new software protocols has resulted in improved use of available network capacity and decreased delays in transmission of information. Our networks support multiple protocols simultaneously, including SDLC, Bisync, X.25, X.3/X.28/X.29 PAD, Token Ring LLC, Ethernet LLC, X.25 Broadcast and TCP/IP. The performance of these protocols across satellite bandwidth is optimized by techniques such as TCP/IP "spoofing," which improves data throughput efficiency. In addition, our VSAT networks have built-in protocol conversion capabilities, including X.25 to Async PAD, SDLC to

Token Ring, Bisync to Token Ring, X.25 to Bisync, X.25 to SDLC and TCP/IP over Ethernet to TCP/IP over Token Ring, which allow our VSAT networks to operate with multiple protocols without the purchase of additional equipment.

MARKETING, DISTRIBUTION AND STRATEGIC ALLIANCES

MARKETING AND DISTRIBUTION

         We use both direct and indirect sales channels to market our products and services. Our marketing activities are organized geographically, with groups covering North America, Europe, Latin America, Asia and the rest of the world. In North America and Europe, most of our revenues are generated by our direct sales force, although value-added resellers and distributors account for some of our largest networks. In Asia and the rest of the world, we rely primarily on local agents and distributors. In all markets, we occasionally work with system integration companies for large and complex projects.

         The sales teams are comprised of account managers and sales engineers, who are the primary account interfaces and work to establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market are lengthy and it is not unusual for a sale to require 18 months from initial lead through signature of the contract. The sales process includes several network design iterations, network demonstrations, pilot networks comprised of a few sites, and in some cases special software development which is completed before contract signing. For VSAT networks sold as a complete service offering, the sale cycle is typically shorter and can be as low as 90 days from the initial lead through the signature of the contract.

         As of April 15, 2001, we had a sales and marketing group of 134 full-time employees who offer our products and services, primarily in the United States and Europe. Approximately 27% of the sales and marketing group is based in the United States, approximately 12.7% is based in Europe, and approximately 34% is based in Israel. Sales of our services generally are substantial in size and involve a long-term sales process.

         We currently have marketing and technical support staff in the United States, Europe and Israel. In addition, we maintain marketing and support offices in Argentina, Brazil, Australia, Thailand and India, which provide ongoing marketing and technical support for our products for our strategic partners and their customers. These offices also work with our strategic partners to identify target markets and applications and define products to meet those needs. In addition, we have established representative offices in London and Beijing to support our marketing efforts and support and coordinate local marketing offices in Europe and the Far East. We are currently establishing a representative office in the Ukraine and Indonesia to provide pre-sales marketing and support in that region.

         We also sell our products and services to postal, telephone and telegraph organizations and other major carriers, resellers and other companies in the United States and internationally who purchase network products and services from us for resale to their customers. PTTs and other major carriers employ substantial sales forces and have the advantage of being existing providers to many of our target customers, which makes marketing easier and increases awareness of customer needs.

         The following table sets forth Gilat's revenues by geographic area for the periods indicated below as a percent of Gilat's total sales:

                                             YEARS ENDED DECEMBER 31,
                                     ----------------------------------------
                                      1998             1999             2000
                                     ------           ------           ------
United States                         51.8%            56.4%(1)         57.4%(1)
Europe                                 6.7%            16.2%             6.2%
South and Latin America                6.9%(1)         13.0%(1)         21.5%(1)
Far East                               3.5%(1)          1.7%(1)         11.0%(1)
Israel                                 2.7%(1)          2.5%(1)           --
South Africa                          13.4%             0.4%             1.3%
Other                                 15.0%             9.8%             2.6%
                                     -----            -----            -----
Total                                100.0%           100.0%           100.0%
                                     =====            =====            =====

------------
(1) Includes revenues from related parties of 8.2%, 15.6% and 29.8% for the years ended December 31, 1998, 1999 and 2000, respectively. Revenues for 1999 include $15 million from GE Americom, which was paid in accordance with the Merger-Related Agreements, pursuant to which GE Americom was required to pay us to the extent it did not meet certain equipment purchase commitments. See note 16 of the notes to consolidated financial statements included in this annual report on Form 20-F.


STRATEGIC ALLIANCES AND JOINT VENTURES

         In addition to our direct and indirect sales channels, we have established certain key strategic marketing relationships and joint ventures, including the following:

         STARBAND COMMUNICATIONS. In March 2000, we established a joint venture named StarBand Communications (formerly Gilat-to-Home, Inc.) with MSN, EchoStar and ING, to provide broadband Internet access via satellite ("Service") to residential, SOHO and small business customers in North America.

         MSN and EchoStar have invested $50,000,000 each and ING has invested $25,000,000 in cash in StarBand Communications in exchange for both senior convertible preferred and common shares equal to 17.7%, 17.7% and 7.2%, respectively, of the outstanding capital of StarBand Communications. The preferred shares are non-voting, have a liquidation preference, antidilution and preemptive rights, rights of first refusal and co-sale and registration rights and carry paid-in-kind ("PIK") dividends. Gilat, through Spacenet, owns approximately 42.1% of StarBand Communications' outstanding shares and certain other parties collectively own approximately 8.3%. These share holdings are on a fully diluted basis, including shares reserved for options granted to employees but not including warrants and debt conversion rights issued as part of a bank financing. We have the right to appoint two members to the StarBand Communications Board of Directors.

         EchoStar and StarBand Communications cooperate for the purpose of providing a broadband Internet access service via satellite to StarBand Communications subscribers and EchoStar's DISH Network subscribers. EchoStar markets StarBand Communications' broadband Internet access services to DISH Network customers and retailers. StarBand Communications markets EchoStar's multichannel video services together with StarBand Communications' broadband Internet access product.

         MSN has entered into a four year supply agreement with StarBand Communications, pursuant to which StarBand Communications is required to supply and MSN is required to purchase a minimum quantity of VSAT stand-alone units for MSN customers after commercial availability of the next generation of SkyBlaster VSAT.

         We have entered into a master supply and services agreement to support the performance by StarBand Communications of the supply agreement with MSN described above. Under this agreement, we provide StarBand Communications with, among other things, the following:

         o network operations equipment and software necessary for StarBand Communications' network to operate;


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


         o     use of facilities in Virginia and Georgia; and

         o certain research and development support in connection with hardware, equipment and software maintenance.

         StarBand Communications purchases most of the equipment and services necessary for its business exclusively from us, and we grant it exclusive rights to use the technology that it requires to provide its service to its customers in the United States and Canada. We have agreed not to compete with StarBand Communications' business in the North American residential, SOHO and small business market and StarBand Communications has agreed not to compete with us in the area of data delivery network applications for our VSATs

         In September 2001, EchoStar invested an additional $50,000,000 in StarBand Communications, increasing its ownership to 32%. The agreement allows for an additional increase in EchoStar's ownership of up to 60% upon EchoStar's fulfillment of its undertaking to launch a next generation satellite that is to serve the growing consumer demand for high-speed Internet access and improve cost efficiencies for both companies. See Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand Communications."

         Under the agreement, Gilat will provide EchoStar with proprietary satellite design technology and the engineering expertise necessary to construct and operate the satellite. Moreover, pursuant to the agreement, we have the right to appoint three of the seven members to the Board of Directors of StarBand Communications.

         KNOWLEDGEBROADCASTING.COM. On March 6, 2000, we completed a $10 million investment transaction with Knowledge Net Holdings LLC, a subsidiary of Knowledge Universe, Inc., in exchange for 10 million common units (approximately 5.6% of the outstanding units) of KnowledgeBroadcasting.com LLC ("KBC"). KBC was formed to distribute knowledge-based content using interactive broadband satellite and other technologies. We also received a one-year warrant (the "Warrant") to purchase up to 20 million additional units in KBC for one dollar per unit ("Warrant Units") and we have been granted an option to purchase content from KBC at favorable pricing, to the extent that KBC makes such content available to third parties. In addition, we have received a five-year right of first refusal, at favorable pricing, for KBC hardware purchases for broadcast networks and VSAT operating services. We are also entitled to appoint one director to the board of KBC as long as we hold a minimum number of KBC units. KBC is currently focusing on developing and marketing a new technology platform for content delivery and presentation.

         As part of this transaction, for five years, KBC may purchase equipment and services from us at favorable prices. For up to two years, to the extent that we do not exercise the Warrant, KBC may pay for up to $20 million of equipment and/or services with KBC common units valued at one dollar per unit (such number of units to be deducted from the total available number of Warrant Units). We also provided KBC with a five-year warrant to purchase approximately 191,000 of our ordinary shares at a purchase price of $157.05 per share.

         GTECH CORPORATION. Since 1990, we have worked closely with GTECH to develop GTECH's GSAT service offering which is used for computerized on-line state and national lottery applications. GTECH is a leading operator and supplier of computerized on-line lottery systems. GTECH's lottery system consists of numerous remote lottery terminals located in retail outlets, central computer systems and game software, as well as communications equipment that connects the terminals and the central computer systems.

         In December 1994, we executed a seven-year agreement with GTECH, replacing an agreement executed by the parties in March 1993. Under this Agreement, we have sold our VSAT product components to GTECH at agreed-upon prices and have granted GTECH certain non-exclusive marketing and manufacturing rights to our interactive transaction-oriented VSAT technology for worldwide gaming applications (except in France), including, among others, lotteries, sports betting, pari-mutuel betting and horse and other race betting. Additionally under the agreement, GTECH was required to purchase from us: (i) indoor units at certain specified prices and (ii) for indoor units manufactured by GTECH directly or through a subcontractor, the related software; and to pay us a royalty in respect of each indoor unit produced.


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


         The GTECH Agreement also provided that we were prevented from selling our two-way VSAT technology for gaming applications or supply services similar to those provided to GTECH to any person directly or indirectly in competition with GTECH in the gaming business. This limitation expired on March 31, 2001.

         Our business with GTECH continues and we are currently conducting negotiations for a new agreement with GTECH, however we cannot assure that a new agreement will be reached.

         PARAGEA. In late 1992, we entered into a ten-year joint venture with COMSAT RSI, Inc. (the assets of which were sold to ParaGea Communications) to develop, manufacture and market two-way rural telephone VSAT products. In March 1997, the parties modified the agreement to apply only to the VSAT-based telephony product which had been jointly developed and marketed by COMSAT RSI under the trade name "TerraSat 400" and by Gilat under the name "FaraWay VSAT"; to restructure the product development plans; and to grant each party non-exclusive marketing rights worldwide. In November 1997, a further amendment gave Gilat sole responsibility for development of the FaraWay product for a period of one year, after which both parties have the right to develop the product. Gilat is continuing the independent development and marketing of the current FaraWay VSAT.

         KSAT. In January 1998, we entered into an investment agreement with KSAT, a Yukon company listed on the Vancouver Stock Exchange, and Global Space Investments Limited, a partially owned subsidiary of Keppel Telecommunications & Transportation Ltd., a Singapore public company involved in telecommunications activities. Under the agreement, among other things, Global invested $15 million in KSAT (half as equity and half as a loan convertible into equity) and we converted to equity certain convertible instruments we held in KSAT. We also agreed to exchange our direct interests in certain joint ventures in China for shares of KSAT, subject to Chinese government regulatory approvals. Those approvals were obtained and we completed the share exchange in February 2000. In light of the 1998 KSAT financing and the transfer of our joint venture interests, we hold approximately 39.0% of KSAT (or 30.8% on a fully diluted basis). Two of our officers have been appointed to the Board of Directors of KSAT. In September 2000, we provided KSAT with a $5.15 million loan. The loan bears interest at LIBOR and the principal is repayable in five semi-annual payments commencing March 2002.

         GTH LA ANTILLES. We initiated our rural telephony project in 1997 through our then wholly owned subsidiary, GTH LA Antilles, previously named Global Village Telecom N.V. GTH LA Antilles was established to design, deploy, manage and operate, alone or with local partners, rural telephony communications networks to provide fixed-site, basic telephony service to rural and remote markets in developing countries, as well as other markets for public telephony service.

         In April 1998, GTH LA Antilles completed a $40 million private placement with an international group of investors (the "Other Investors"), as a result of which our interest in GTH LA Antilles was reduced to a minority. We invested $2.5 million in GTH LA Antilles as part of the private placement. We also provided a $7.5 million loan convertible into common shares equal to approximately 15% of GTH LA Antilles.

         In April 2000, we completed a share exchange transaction in which we acquired all the outstanding shares of the Other Investors in exchange for the transfer to a new company organized by the Other Investors of GTH LA Antilles' entire right and interest in two Brazilian subsidiaries, which were formed to provide telephone and other telecommunications services in South Central Brazil. All other agreements among the parties under the original private placement transaction were terminated and the Other Investors were given the right to the name and marks "GVT" and "Global Village Telecom." As part of the April 2000 transaction, we also provided the Other Investors' new company with a $40 million loan in exchange for a note convertible into common shares equal to approximately 9.1% of this new company's then outstanding shares.

         As a result of the transaction, we own substantially all of the outstanding shares of GTH LA Antilles. We also renamed the company "Gilat-To-Home Latin America (Antilles) N.V." from its previous name Global Village Telecom (Antilles) N.V. We have been marketing our DialAw@y IP VSAT product, and other voice products in Latin America, through GTH LA Antilles and GTH LA Antilles' local partners. GTH LA Antilles' business focuses on the provision in Latin America of interactive data communications and corporate communications products and services and satellite-based rural telephony. Subject to certain governmental and other consents and approvals where needed, and as part of our planned consumer Internet initiative in Latin America, we operate in Latin America through subsidiaries which incorporate the name "Gilat-To-Home."

         rStar. In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar, at a cost of approximately $51 million. In April 2001, we and our affiliates entered into an acquisition agreement with rStar, which the parties subsequently amended and restated in its entirety. The transactions contemplated by the amended acquisition agreement will result in the acquisition by rStar, and funding of, certain aspects of Gilat's Latin America business, including its consumer Internet access initiative. We currently operate satellite-based high-speed consumer Internet access pilot networks in Brazil and Argentina, as well as rural telephony projects in certain Latin America countries. It is expected that the business to be acquired by rStar following the consummation of the transactions contemplated by the acquisition agreement will include providing hardware and services solutions for Internet service providers, telecommunication companies and other service providers to offer telecommunication services and high-speed Internet access via satellite throughout Latin America, subject to certain limitations described below.

         More specifically, the amended acquisition agreement contemplates, among other things, the following:

         o In connection with rStar's acquisition of certain aspects of our Latin American business, Gilat-To-Home Latin America (Holland) N.V., itself an indirect subsidiary of Gilat, and its subsidiaries and affiliated companies, will contribute to a newly formed Dutch subsidiary (the "Dutch Subsidiary") certain aspects of its Latin America business including related licenses, rights, management, employees' experience and know-how. Gilat-To-Home Latin America (Holland) N.V. and its subsidiaries and affiliated companies will also contribute to the Dutch Subsidiary the exclusive rights in Latin American countries (excluding Mexico, but including, among others, Brazil, Argentina, Colombia, Peru and, subject to certain restrictions, Chile) (i) to implement, operate and market broadband Internet access services and voice services to residential consumers and SOHO subscribers, (ii) to provide a bundled product with direct-to-home television service using a single satellite dish, and (iii) to provide such new technologies and products related to the foregoing as Gilat may in the future develop or make available to StarBand Communications, which shall be offered to the Dutch Subsidiary upon commercially reasonable terms. In Mexico, the Dutch Subsidiary will receive only limited non-exclusive rights.

               Under the amended acquisition agreement, rStar has agreed to purchase the outstanding capital stock of the Dutch Subsidiary in exchange for 43,103,448 shares of rStar common stock.

         o The amended acquisition agreement also provides that rStar stockholders, excluding Gilat and its corporate affiliates, will be entitled to a pro rata share of a special cash distribution that may equal, in the aggregate, $10 million if the Latin American business transferred to rStar through its acquisition of the Dutch subsidiary, does not achieve certain earnings targets during each of the one year periods ended June 30, 2003 and June 30, 2004, Conversely, if the Latin American business exceeds the earnings targets during each of the one year periods referenced above, rStar will issue to Gilat additional shares of rStar common stock equal to, in the aggregate, a maximum of approximately 10.7 million shares.

               However, rStar stockholders will have no rights to a special cash distribution and Gilat will have no rights to the additional share issuance in the event of that rStar completes:

                    (1) an underwritten public offering for rStar common stock raising gross proceeds of at least $25 million, at a price of $2.32 per share; or

                    (2) a sale of rStar common stock, in a single transaction, to a party other than Gilat and its affiliates that raises gross proceeds to rStar of at least $100 million, at a price of rStar common stock equal to $1 per share. At least 60% of these proceeds need to be in the form of cash.

         o The amended acquisition agreement, further provides that rStar will make a tender offer to acquire, in exchange for a combination of cash consideration and Gilat ordinary shares up to 6,315,789 shares of rStar common stock, which represents approximately 29% of the outstanding shares of rStar common stock not held by Gilat or its corporate affiliates. Gilat has agreed not to tender any shares of rStar common stock that it beneficially owns in the offer.

               Under the terms of the tender offer, each share of rStar common stock will be exchanged for 0.0738 of a Gilat ordinary share and cash equal to an amount between $0.32 and $1.58. The exact amount of the cash consideration will be calculated pursuant to a formula which is tied to the average closing price for Gilat's ordinary shares over a consecutive 10-day trading period ending on the fifth trading day prior to the expiration of the tender offer.

               The aggregate cash consideration payable in the tender offer, assuming the maximum number of shares of rStar common stock are tendered, will range between a minimum of approximately $2 million and a maximum of approximately $10 million. The aggregate number of Gilat ordinary shares that will be offered to rStar stockholders in the tender offer is 466,105 Gilat ordinary shares, assuming that the maximum number of shares of rStar common stock are tendered in the offer. Pursuant to an option agreement between Gilat and rStar, Gilat will issue to rStar the Gilat ordinary shares required for the offer, in exchange for which Gilat will receive a number of shares equal to 60% of the shares of rStar common stock tendered in the offer.

         In addition, under the original acquisition agreement, rStar agreed to issue and deliver 19,396,552 shares of rStar common stock to Spacenet in satisfaction of rStar's outstanding capital lease obligations and other accrued liabilities to Spacenet, which totaled $45 million. rStar and Spacenet closed this transaction on May 21, 2001. As a result, Gilat is presently the beneficial owner of approximately 65.6% of the outstanding shares of rStar common stock.

         As a condition to closing of (i) rStar's acquisition of the Dutch Subsidiary and (ii) rStar's tender offer for rStar common stock, rStar's shareholders must approve the amended acquisition agreement and the transactions contemplated by the amended acquisition agreement (other than the Spacenet transaction, which closed on May 21, 2001). Certain principal shareholders of rStar, including Gilat, who collectively own a majority of rStar's common stock, entered into a voting agreement pursuant to which each of them has agreed to vote their shares of rStar common stock in favor of the acquisition agreement and the transactions described above. Therefore, it is expected that rStar will receive the necessary shareholder approval for the transactions. It is presently expected that the rStar shareholder meeting will be held during the first quarter of 2002.

         As a result of these transactions with rStar, it is expected that Gilat's beneficial ownership of rStar's outstanding common stock will increase to approximately 80-85%. Also, following completion of these transactions, Gilat will designate a majority of rStar's directors and will, therefore, have the ability to control rStar.

BACKLOG

         In 2000, we received orders for over 134,000 interactive VSAT units. Our interactive VSAT orders for 2000 are approximately double the orders received for interactive VSATs in 1999. The 2000 year-end backlog for equipment sales and revenues from multi-year service contracts for our VSAT products was approximately $300 million, similar to the 1999 year-end backlog. Approximately $63 million of this backlog is related to the MCI Worldcom/USPS contract, described under "Customers" below.

PATENTS AND INTELLECTUAL PROPERTY

         We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products.

We hold a U.S. patent for a commercial satellite communication system that allows random access to allotted frequency and time segments on satellites. The patented system allows our customers to utilize lower cost networks, while maintaining sufficient throughput and response times. We have filed applications for registration of additional patents that include improvements to our satellite access scheme.

         We believe that our patents are important to our business. We also believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining "trade secrets" or subject to copyright protection. Generally, we enter into non-disclosure and invention assignment agreements with our employees, subcontractors and certain customers and other business partners. However, we cannot assure that our proprietary technology will remain a trade secret, or that others will not develop a similar technology or use such technology in products competitive with those offered by us.

         We periodically receive communications asserting that our products or applications thereof infringe a third party's patent rights or copyrights. We also send similar communications to third parties, which we believe may be infringing our patents.

         In addition, from time to time, we may be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat's business, financial condition and operating results.

         We cannot assure that additional infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

CUSTOMERS

         The majority of the customers for our products and services are large retail and consumer-oriented businesses, including retail and consumer distribution, convenience stores, restaurants and hospitality establishments, gas stations, hotels, brokerage, banking and financial services providers, communications companies, lotteries, automotive and governmental institutions. We sell our products directly to these customers or indirectly through resellers. In general, networks for these customers range from approximately 100 to 4,000 sites, although some customers have satellite data networks considerably smaller and others, such as StarBand Communications, considerably larger than this range. The Rite Aid drugstore chain uses its VSAT network to reduce network response time for credit card transactions, to process prescriptions through its pharmacy system, to broadcast customized music and promotional programming to its stores on its private radio frequency and to send frequent corporate communications and sales training updates to employees on its own business television system. Automaker Peugeot-Citroen of France uses its network for interactive data applications such as inventory updates, credit authorizations, and warranty documentation.

         In March 2000, we established a joint venture named StarBand Communications, formerly Gilat-to-Home, Inc., with MSN, EchoStar and ING to provide broadband Internet access via satellite to residential, SOHO and small business customers in North America. We have entered into a master supply and services agreement with StarBand Communications to support its services. See
Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand Communications."

         As of March 2001 StarBand Communications had over 25,000 subscribers and is currently the biggest customer of our SkyBlaster VSAT. In addition, through our Spacenet subsidiary, we maintain the central station (hub) equipment and software required for the provision of StarBand Communications' services.

         During 1998, we were selected as subcontractor, under a prime contract awarded to MCI Corporation, for the provision of VSAT services to the United States Postal Service. Although the contract does not require the USPS to purchase specific quantities at specific dates, the USPS program is expected to initially link 10,000 small associated office locations throughout the United States, with potential growth to 26,000 sites during the ten-year program. Our VSAT services are providing the USPS with a comprehensive upgrade to existing terrestrial dial-up services now in use at post offices across the United States. The network supports a wide range of applications, including point-of-sale and credit card processing, package delivery confirmation, remote monitoring, software and data file downloading, IP multicasting, and multimedia broadcast. The network is providing the USPS with world-class connectivity to all locations, enabling a state-of-the-art customer service infrastructure. As of June 2001, we have installed VSATs at approximately 4,000 small associated office locations. In addition, approximately 7,000 VSATs are being installed as back-up services to the existing MCI WorldCom Frame Relay network at large associated office locations. As of June 2001, we have installed VSATs at approximately 6,450 large associated office locations in all 50 U.S. states. Additional installations are dependent upon the receipt of additional purchase orders.

COMPETITION

         The network communications industry is highly competitive and the level of competition is increasing. As a provider of data network products and services in the United States and internationally, we compete with a large number of telecommunications service providers. Many of these competitors have significant competitive advantages, including long-standing customer relationships, close ties with regulatory and local authorities and control over connections to local telephone networks. This increasingly competitive environment has put pressure on prices and margins. To compete effectively, we emphasize the price competitiveness of our products as compared to products offered by ground-based and other satellite service providers, the advantages of satellite data networks in general, our network quality, our customization capability, our offering of networks as a turnkey service rather than as an equipment sale and our provision of a single point of contact for products and services.

         We have encountered strong competition from major established carriers such as AT&T, MCI WorldCom, Sprint, British Telecom, France Telecom, Deutsche Telekom and global consortia of PTTs and other major carriers, which provide international telephone, private line and private network services using their national telephone networks and those of other carriers. Such carriers also offer technological solutions for customer networks, including ISDN lines and frame relay networks. Fiber optic cable is increasingly available for wide bandwidth networks in the United States and Western Europe and competitive issues often involve tradeoffs among price, various features and customer needs for specialized services or technologies. We are facing increasing competition from ground-based telecommunications service providers that use frame relay, fiber optic networks and digital network switching to provide competitive network offerings.

         Our VSAT networks generally have an advantage over terrestrial networks where the network must reach many locations over large distances, where the customer has a "last mile" or congestion problem that cannot be solved easily with terrestrial facilities and where there is a need for transmission to remote locations or emerging markets, as discussed more fully above. By comparison, ground-based facilities (e.g., fiber optic cables) often have an advantage for carrying large amounts of bulk traffic between a small number of fixed locations. However, a customer's particular circumstances, the pricing offered by suppliers and the effectiveness of the marketing efforts of the competing suppliers also play a key role in this competitive environment.

         The major telecom carriers also serve as resellers of our products and services, and are an increasingly important distribution channel in Asia and Latin America.

         Our principal competitor in the supply of VSAT satellite networks is Hughes Network Systems, which offers a full line of VSAT products and services and which obtains satellite capacity on the satellite system operated by its affiliates Hughes Galaxy and PanAmSat. In competing with Hughes Network Systems, we emphasize particular technological features of our products and services, our ability to customize networks and perform desired development work, the quality of our customer service and our willingness to be flexible in structuring arrangements for the customer. In addition, we face competition from other satellite network providers, including Loral and its affiliates (such as Orion Network Systems) and, in certain instances, direct broadcast satellite companies.

         We expect our principal competition in the VSAT-based consumer broadband arena to come from three terrestrial broadband service technologies: cable, DSL and fixed wireless. Recently, potential competitors have announced the introduction of two-way satellite Internet products and services. We believe that our more mature product will allow us to compete effectively in this market.

         In addition, with the StarBand Communications services offering, we believe that we will be able to compete effectively for consumers and small businesses in rural and suburban markets initially throughout the United States and subsequently in Latin America, Europe and other regions in the world.

         The VSAT-based broadband solution can be differentiated from the terrestrial competition by two primary characteristics: rapid availability and more efficient distribution. Unlike cable and DSL, the satellite-based solution provided by StarBand Communications is immediately available upon installation of the equipment at a consumer's home. Additionally, the broadband service offered by StarBand Communications is expected to offer subscribers broadcast and multicast broadband content without last-mile bottlenecks often experienced with terrestrial networks.

         We may experience increased competition in the future from existing or new competitors in the hardware, services and the consumer broadband spheres that may adversely affect our ability to continue to market our products and services successfully. We believe that we have been able to compete successfully with larger telecommunications companies in part by entering into strategic joint development and marketing relationships with major companies such as GTECH and COMSAT RSI, by developing new products such as SkyBlaster and by emphasizing low-cost product and service features and functions that meet the needs of customers in the markets in which we compete. We also believe that our leadership in the consumer satellite broadband arena through the formation of StarBand Communications with market leaders such as Microsoft and EchoStar has created a new channel to sell our products. We are able to provide these product and service features and functions in part by using our proprietary hardware and software. See Item 4: "Information on the Company - Patents and Intellectual Property."

         We believe that our major competitors have the resources available to develop products with features and functions competitive with or superior to those offered by us. In addition, the entry of new companies into the market or the expansion by existing competitors of their product lines could have an adverse effect on us. However, we believe that our primary competitive advantage is our ability to provide products with relatively low overall cost and high functionality. We also compete on the basis of the performance characteristics of our products and our ability to customize certain network functions. We cannot assure that our competitors will not develop such features or functions, that we will be able to maintain a cost advantage for these products or that new companies will not enter these markets.

         We also compete with other companies that offer communications networks and services based on other technologies (e.g., ground-based lines and frame relay, radio transmissions, point-to-point microwave) that can be competitive in terms of price and performance with our products. For example, there is a competing technology for a unidirectional VSAT system that uses a lower-cost remote terminal but requires more satellite space segments capacity than our unidirectional VSAT products. See Item 3: "Key Information - Risk Factors; Competition in the network communications industry."

GOVERNMENT REGULATION

REGULATORY OVERVIEW

         The international telecommunications environment is highly regulated. As a provider of communications services in the United States, we are subject to the regulatory authority of the United States, primarily the FCC. We are also subject to regulation by the national communications authorities of other countries in which we provide service. Each of these entities can potentially impose operational restrictions on us. The changing policies and regulations of the United States and other countries will continue to affect the international telecommunications industry. We cannot predict the impact that these changes will have on our business or whether the general deregulatory trend in recent years will continue. We believe that continued deregulation would be beneficial to us, but also could reduce the limitations facing many of our existing competitors and potential new competitors.

         We are required to obtain approvals from numerous national and local authorities in the ordinary course of our business in connection with most arrangements for the provision of services. The necessary approvals generally have not been difficult for us to obtain in a timely manner. However, the failure to obtain particular approvals has delayed, and in the future may delay our provision of services. Moreover, it is possible that any approvals that may be granted may be subject to materially adverse conditions.

UNITED STATES REGULATION

         All entities that use radio frequencies to provide communications services in the United States are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of satellite earth station facilities and VSAT systems such as those operated by us except under licenses issued by the FCC. Major changes in earth station or VSAT operations require modifications to the FCC licenses, which must also be approved by the FCC. The licenses we hold are granted for ten-year terms. The FCC generally renews satellite earth station and VSAT licenses routinely, but we cannot assure that our licenses will be renewed at their expiration dates or that such renewals will be for full terms. In addition, certain aspects of our business may be subject to state and local regulation including, for example, local zoning laws affecting the installation of satellite antennas.

INTERNATIONAL REGULATION

         We must comply with the applicable laws and obtain the approval of the regulatory authority of each country in which we propose to provide network services or operate VSATs. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries. In addition, in some countries there may be restrictions on our ability to interconnect with the local switched telephone network.

POLITICAL AND ECONOMIC CONDITIONS IN ISRAEL

         We are incorporated under the laws of, and our offices and manufacturing facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

         Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon, although Israel recently withdrew all of its forces from South Lebanon. There is substantial uncertainty about how the "peace process" will develop or what effect it may have upon us. Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority, which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and the Palestinians may have a material adverse effect on our business, financial conditions or results of operations.

         In addition, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive law, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

TRADE AGREEMENTS

         Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory of the General Agreement on Trade in Services and to the Agreement on Basic Telecommunications Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

         Israel and the European Union concluded a Free Trade Agreement in July 1975 that confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In June 2000, Israel was admitted as an Associate Member of the European Union. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area ("FTA"). The FTA has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, Israel and the European Free Trade Association ("EFTA") entered into an agreement establishing a free-trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, the People's Republic of China and nations in Eastern Europe.

ORGANIZATIONAL STRUCTURE

         We own a number of subsidiaries that provide marketing sale support, sell the VSAT products manufactured by us or provide related services. The following table sets forth our significant subsidiaries, as of June 15, 2001:

                                                                      PLACE OF           OWNERSHIP
      COMPANY                                                      INCORPORATION         INTEREST
      -------                                                      -------------         ---------
Spacenet Inc.                                                      United States            100%
Gilat-To-Home Latin America (Antilles) N.V.                        Holland                97.45%
Gilat Europe GmbH (formerly named Spacenet Europe GmbH)            Germany                  100%
Gilat Satellite Networks (Holland) B.V.                            Holland                  100%

       In addition, Gilat is presently the beneficial owner of approximately 65.6% of the outstanding shares of rStar common stock. See Item 4: "Information on the Company - Marketing Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; rStar."

PROPERTY AND EQUIPMENT

         Our products are primarily designed, assembled, manufactured and tested at our facility in Petah Tikva, Israel. In April 1996, we moved to approximately 62,000 square feet of office, manufacturing and warehousing facilities in Petah Tikva, Israel, which was expanded by an additional 57,000 square feet at the end of 1997. We purchased approximately 93,000 square feet of additional facilities in 1997 for a contract price of approximately $17.4 million, including taxes and related expenses. We have paid the full amount of the purchase price and the construction was completed in 1999. In addition we have (i) purchased 34,120 square feet of additional space in an adjoining building, at a price of approximately $3.2 million; and (ii) acquired an additional 65,000 square feet of adjoining real property for future expansion. We have also exercised our contractual option to acquire approximately 79,000 square feet of additional space, including parking and commercial space, at a price of approximately $16.6 million including taxes and related expenses, of which approximately $2 million is still payable.

         Our current manufacturing facilities have sufficient capacity to handle current demand. We continuously adjust our capacity based on our production requirements. We also work with third party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products. We have implemented a multifaceted strategy focused on meeting customer demand for our products and reducing production costs. Our operations group, together with our research and development group, is working with our vendors and subcontractors to increase development and production efficiency in order to obtain higher component quantities at reduced prices. We are also increasing our internal manufacturing capabilities and enlarging our testing capacity by acquiring additional testing equipment. Finally, we have taken measures to protect against component supply interruptions. These measures include obtaining second and third sources of supply for many components, thereby reducing dependence on single sources of supply; providing longer requirements forecasts to our subcontractors, suppliers and vendors; purchasing raw materials for component manufacture for our subcontractors; and securing and developing Israeli-based sources of supply.

         We currently maintain a 15,000 square foot facility in Yokneam, Israel, for software research and development. Monthly rent is approximately $8,280; and the lease, including the renewal options, expires in 2008.

         We have network operations centers at McLean, Virginia; Marietta, Georgia; Backnang, Germany and Argentina and shared hub facilities in Chicago, Illinois; Backnang, Germany; Argentina and the Czech Republic, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year. The network operations centers allow us to perform diagnostic procedures on customer networks and to reconfigure networks to alter data speeds, change frequencies and provide additional bandwidth.

         Our facilities in Florida are located in West Melbourne and Sunrise. In West Melbourne we lease approximately 31,000 square feet under a ten-year lease which began May 1, 1997. Monthly rent is approximately $15,938. In Sunrise we lease approximately 20,000 square feet. These offices serve our sale, finance and operations teams. In May 2001 we entered into a lease agreement for new premises in Sunrise of approximately 60,000 square feet, part of which we intend to sublease. We anticipate moving into these new premises in October 2001, at which time we will cease to use our current Sunrise premises. The monthly rent at our new premises will be approximately $12 per square foot.

         Our offices in McLean, Virginia originally comprised approximately 70,000 square feet and were recently expanded by an additional approximately 63,000 square feet at a total current monthly rental of approximately $251,000. These offices house our personnel and also contain one of our U.S. network operations centers. In June 2000 we purchased the land and building facilities used by Spacenet for a purchase price of approximately $24.3 million. In March 2001 we sold these premises for approximately $31.5 million (net of related costs of approximately $1.5 million) and entered into a 15-year lease for this space, at an initial annual rent of approximately $3.5 million. We currently lease a facility in Marietta, Georgia comprising approximately 70,000 square feet, which is used for a second U.S. network operations center. We also maintain space in Manassas, Virginia, Chicago, Illinois and Houston, Texas for sales and operations personnel and for equipment storage.

         Our German operations center leases a 21,000 square foot facility in Backnang, Germany at a current monthly rental of approximately $25,000. This space is used by our German-based management, sales and operations personnel and contains our European network operations center. We recently purchased approximately 140,400 square feet of land in Backnang for $745,000, on which we are constructing a new building with occupancy expected in October 2001. These new facilities will house our expanding activities in Europe. As of June 15, 2001, we have spent approximately $8.5 million and expect to spend an additional approximately $2.8 million for the completion of these facilities. In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our Backnang facilities. The mortgage is for approximately $5.3 million, of which
(i) approximately $0.9 million bears interest at 5.86% and is repayable over 5 years commencing July 2001 and (ii) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006.

         We maintain offices in Santa Clara, California, Austin, Texas, Sunrise, Florida, Atlanta, Georgia, Amsterdam, Paris and Hong Kong, and in South America in Brazil, Argentina, Chile, Colombia, Mexico, and Peru, along with representative offices in Beijing, and Melbourne, Australia, London, Prague, Pretoria, Sao Paulo, Buenos Aires, New Delhi, Almaty Kazahkstan and small facilities in other locations.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

         Gilat commenced operations in 1987 and shipped its initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSATs and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy to emphasize sales to customers directly and through new distribution channels.

         We earn revenue from sales of our satellite-based networking applications and services to our customers worldwide. The charges to customers for satellite networking products and services vary with the number of sites, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

         We recognize revenues from product sales when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligations exist and collectibility is probable. Gilat does not grant rights of return. We recognize revenues from long-term contracts on the percentage-of-completion method based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

         Spacenet generally has two ways of recognizing revenue, depending on whether the customer takes ownership of the network equipment or not. In the first type of network services sale, the customer purchases hardware, software, satellite capacity and maintenance services, Spacenet records revenue for the hardware and the software in an amount equal to the present values of payments due under these contracts only when the network is installed and operational (or, in cases where the customer obtains its own installation services, when the equipment is shipped). Future interest income is deferred and recognized over the related lease term. Spacenet's revenue in respect of satellite capacity, maintenance and other recurring network management services is recognized over the period of the related maintenance/service contract or over the period in which the services are provided.

         In the other type of network services sale, Spacenet procures and installs the equipment and software, obtains the satellite capacity and provides network operations and monitoring for the customer over the contract term (generally three to five years). Under this type of network services sale, Spacenet retains ownership and operation of the network and receives a monthly service fee (and recognizes revenue) over the term of the contract. As a result, a growing portion of the VSAT equipment we manufacture is capitalized on our balance sheet, increasing our capital expenditures. We depreciate the cost of the equipment used in our network service offerings over the life of the asset.

         We recognize service revenues ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

         In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 - "Revenue Recognition in Financial Statements". SAB 101, which was amended in June 2000, summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Gilat adopted SAB 101 during the fourth quarter of 2000. This did not have a significant effect of Gilat's result of operations or financial position.

         Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract. As a result of the Spacenet acquisition, we incurred aggregate restructuring expenses of $29.4 million for the two years ended December 31, 1999. In addition, Spacenet incurred a charge of approximately $12.2 million to eliminate unnecessary inventory and property and equipment, which is included in the goodwill and $33.6 million in expenses related to the replacement and upgrade of certain legacy VSAT network equipment used by certain Spacenet customers. We completed the replacement of most of this legacy equipment in 2000. Most equipment replacements were accompanied by the customers' entry into long-term network services contracts.

         We devote significant resources to research and development of all our products. Our initial research and development was funded by the Israel-U.S. Binational Industrial Research and Development Foundation ("BIRD"), but currently none of our research and development is funded by BIRD. In Israel, a portion of our research and development expenditures is funded by the Office of the Chief Scientist. We have also received, and expect to continue to receive, grants through participation in research consortia, which are funded by the Office of the Chief Scientist, as well as grants from research and development programs sponsored by the European Commission and the U.S.-Israel Science and Technology Foundation ("USISTF"). The amount of funding from the Office of the Chief Scientist may decrease due to Israeli budgetary constraints. In addition, under a master supply and services agreement with StarBand Communications, we receive payments for certain research and development support in connection with hardware, equipment and software maintenance. See Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand Communications."

       During 1999 and 2000, approximately 8.7% and 12.1%, respectively, of our research and development expenditures before acquired research and development, were covered by the Office of the Chief Scientist, the research consortia, USISTF, the European Commission and StarBand Communications. See Item 4:
"Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand Communications." Under the terms of the funding provided during these years by the Office of the Chief Scientist and USISTF, we are required to pay royalties on sales of the products developed from the funded project until the total amount of the grants had been repaid. Grants received through participation in the research consortia and under the European Commission program do not require the payment of royalties. Royalties to the Office of the Chief Scientist, which are included in selling and marketing, general and administrative expenses, were $719,000, $138,000,$77,000 and $928,000 during 1999, 2000, the six-month period ended June 30, 2000 and the six-month period ended June 30, 2001, respectively. To date, we have not made any sales in connection with the USISTF project and consequently have not accrued or paid any royalties to USISTF.

         Selling and marketing, general and administrative expenses also include sales and marketing costs, customer support, accounting and administration. We expect that selling expenses will increase in total amount over the next few years as sales efforts are expanded. We also expect that general and administrative expenses will increase due to amortization of goodwill, mainly in connection with our acquisition of GTH LA Antilles.

         Substantially all of our production facilities in Israel are eligible for certain tax benefits. As a result, we expect that a significant part of our income for 2001 will be tax exempt, while the balance will be taxed at rates ranging from of 15% to 36%. See "Effective Corporate Tax Rate" below.

         The currency of the primary economic environment in which most of our operations are conducted is the dollar and, therefore, we use the dollar as our functional and reporting currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Gains and losses arising from non-dollar transactions and balances are included in the determination of net income.

RESULTS OF OPERATIONS OF GILAT

         The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from Gilat's consolidated statements of income.

PERCENTAGE OF REVENUES

                                                             Years Ended December 31,                     Six months ended June 30,
                                             --------------------------------------------------------   ----------------------------
                                                      ADJUSTED            ADJUSTED           ADJUSTED                       ADJUSTED
                                              1998     1998(1)    1999     1999(2)    2000    2000(3)     2000      2001     2001(4)
                                             ------   --------   ------   --------   ------  --------    ------    ------   --------
Revenues:
Products ...................................  95.1%     95.1%     70.6%     70.6%     78.9%     78.9%     79.7%     74.9%     74.9%
Services ...................................   4.9       4.9      29.4      29.4      21.1      21.1      20.3      25.1      25.1
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
                                             100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
Cost of revenues:
Products ...................................  53.0      53.0      43.2      33.7      52.6      50.5      49.0      51.6      51.6
Services ...................................   2.8       2.8      21.9      21.9      15.7      15.7      13.5      22.6      22.6
Write-off of inventories associated
   with restructuring ......................   6.1        --       1.4        --        --        --        --        --        --
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
                                              61.9      55.8      66.5      55.6      68.3      66.2      62.5      74.2      74.2
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
Gross profit ...............................  38.1      44.2      33.5      44.4      31.7      33.8      37.5      25.8      25.8
Research and development costs, net ........   8.2       8.2       7.3       7.3       6.2       6.2       7.7       9.1       9.1
Selling and marketing, general and
   administrative expenses .................  18.7      18.7      20.3      20.0      17.1      17.1      21.5      34.4      34.4
Acquired in-process research and
   development..............................  51.5        --        --        --        --        --        --        --        --
Restructuring charges ......................  *7.7        --        --        --        --        --        --       4.6
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
Operating income (loss) .................... (48.0)     17.3       6.0      17.1       8.4      10.5       8.2     (22.3)    (17.7)
Financial income (expenses), net ...........  (0.8)     (0.8)      1.0       1.0      (0.3)     (0.3)     (0.4)     (6.0)     (6.0)
Write-off of investments associated
   with restructuring ......................  (1.7)      0.0      (0.3)       --        --        --        --        --        --
Impairment of investments in other
   companies................................    --        --        --        --      (1.9)       --        --      (0.9)       --
Other income, net ..........................   0.1       0.1        --        --        --        --        --        --        --
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
Income (loss) before taxes on income ....... (50.4)     16.6       6.7      18.1       6.2      10.2       7.8     (29.2)    (23.7)
Taxes on income ............................   0.2       0.2       0.7       0.7       0.4       0.4       0.1       0.1       0.1
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
Income (loss) after taxes on income ........ (50.6)     16.4       6.0      17.4       5.8       9.8       7.7     (29.3)    (23.8)
Equity in losses of affiliated companies....  (0.5)     (0.5)     (0.2)     (0.2)     (0.2)     (0.2)      0.2      (4.1)     (4.1)
Acquired in-process research and
   development development related to an
   affiliated company.......................    --        --        --        --      (2.0)       --        --        --        --
Minority interest in losses of a
   subsidiary...............................    --        --        --        --       0.1       0.1       0.1        --        --
                                             -----     -----     -----     -----     -----     -----     -----     -----     -----
Net income (loss) .......................... (51.1)     15.9       5.8      17.2       3.7       9.7       8.0     (33.4)    (27.9)
                                             =====     =====     =====     =====     =====     =====     =====     =====     =====

------------
* Restated with respect to the restructuring charges recorded as a result of the acquisition of Spacenet.

(1) Results of operations for year ended December 31, 1998, excluding the Spacenet restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development of approximately $104.2 million.

(2) Results of operations for year ended December 31, 1999, excluding expenses associated with the Spacenet acquisition and restructuring of approximately $38.8 million.

(3) Results of operations for year ended December 31, 2000, excluding expenses associated with the rStar acquisition, acquired in-process research and development and impairment of investments in other companies of approximately $29.7 million.

(4) Results of operations for the six months period ended June 30, 2001, excluding restructuring charges and impairment of investments in other companies of approximately $12 million.

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 20, 2000.

         REVENUES. Our product revenues increased by 12.4% to approximately $218.6 million for the six month period ended June 30, 2001, from approximately $194,547 million in the comparable period of 2000. The growth in revenues was attributable primarily to the acquisition of GTH LA Antilles, which allowed us to expand our revenue base in Latin America, as well as to an increase in sales of our interactive data delivery and rural telephony products of approximately $22.2 million. The increase was partly offset by downward pressure on prices in the industry.

         GROSS PROFIT. Gross profit decreased by 22.6% to approximately $56.4 million in the six month period ended June 30, 2001 from approximately $72.9 million in the comparable period of 2000. The gross profit margin decreased to 25.8% in the six month period ended June 30, 2001 from 37.5% in the comparable period of 2000. The decrease in our gross profit margin was attributed mainly to lower margins generated from the sale of our VSAT products to the consumer market and downward pressure on prices in the industry.

         RESEARCH AND DEVELOPMENT COSTS. Gross research and development costs increased by 34.0% to approximately $24.2 million in the six month period ended June 30, 2001, from approximately $16.1 million in the comparable period of 2000, and as a percentage of revenues, increased to 11.0% from 8.3% respectively, mainly due to the slow increase in revenues. The dollar increase in such costs in the six month period ended June 30, 2001 was primarily due to the acquisition of Deterministic; the hiring of additional research and development personnel; the further development of the SkyBlaster, Skystar Advantage and FaraWay and DialAw@y IP; the expansion of research and development to reduce the costs and increase the functionality of our interactive VSATs and the conducting of generic research relating to our participation in research consortia. Research and development grants and funding, as a percentage of gross research and development costs, increased to 17.3% in the six months period ended June 30, 2001 compared to 6.4% in the comparable period of 2000, mainly attributable to payments required to be made by StarBand Communications. Net research and development costs, increased to approximately $20.0 million in the six months period ended June 30, 2001 from approximately $15.0 million in the comparable period of 2000, and increased as a percentage of sales to 9.1% from
7.7 % respectively.

         SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling and marketing, general and administrative expenses increased by 79.8% in the six month period ended June 30, 2001 to approximately $75.3 million from approximately $41.9 million in the comparable period of 2000. As a percentage of revenues, selling and marketing, general and administrative expenses increased to 34.4% in the six month period ended June 30, 2001 from 21.5% in the comparable period of 2000. The dollar increase in such expenses was attributed mainly to the increase in our bad debt reserves by US$20.0 million and to financial uncertainties impacting certain customers, including vertical market customers. The increase was also due to expansion of our marketing and selling efforts through our acquisition of GTH LA Antilles, and the opening of new offices around the world.

         RESTRUCTURING CHARGES. During the six month period ended June 30, 2001, Gilat recorded restructuring charges of approximately $10 million. The restructuring cost consists of employee termination benefits associated with involuntary terminations of employees, compensation to a certain supplier, and other costs associated with termination of lease commitments in respect of premises occupied by the Compny. The terminations resulted from the Company's strategy to reduce costs and improve profitability.

         OPERATING INCOME (LOSS). In the six month period ended June 30, 2001 we had an operating loss of approximately $48.8 million compared to a net income of approximately $16.0 million in the comparable period of 2000.

         WRITE-OFF OF INVESTMENTS IN OTHER COMPANIES As a result of our assessing the recoverability of the carrying amount of investments in other companies, Gilat wrote-off $2.0 million of the investments. This write-off decision was based on certain circumstances, including the global decrease in the valuation of Internet related companies, which indicated that the carrying amount of the investment may not be recoverable.

         FINANCIAL INCOME (EXPENSES), NET. Financial expenses, net amounted to approximately $13.2 million in the six month period ended June 30, 2001, compared to approximately $0.8 million in the comparable period of 2000, mainly due to interest expenses on our convertible subordinated notes and the long term loans.

         TAXES ON INCOME. Taxes on income were approximately $0.3 million in the six month period ended June 30, 2001 compared to approximately $0.2 million in the comparable period of 2000.

         EQUITY IN LOSSES OF AFFILIATED COMPANIES. Equity in losses of affiliated companies was approximately $9.0 million in the six-month period ended June 30, 2001, compared to approximately $0.4 million in the comparable period of 2000. The increase was attributed mainly to the acquisition of rStar.

         NET INCOME (LOSS). As a result of all of the foregoing factors, we had net losses of approximately $73.4 million in the six month period ended June 30, 2001, compared to a net income of approximately $15.6 million in the comparable period of 2000.

         EARNINGS (LOSS) PER SHARE. Basic loss per share for the six month period ended June 30, 2001 was $3.14 as compared to basic earnings of $0.72 per share in the comparable period of 2000. Diluted loss per share for the six-month period ended June 30, 2001 was $3.14 per share as compared to diluted earnings of $0.65 per share in the comparable period of 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         REVENUES. Our product revenues increased by 67.0% to approximately $398.3 million in 2000 from approximately $238.6 million in 1999. Our service revenues increased by 7.0% to approximately $106.3 million in 2000 from approximately $99.3 million in 1999. The growth in revenues was attributable primarily to our sales related to the provision of broadband Internet access services, including $128.5 million to StarBand Communications, $64.5 million to the acquisition of GTH LA Antilles which allowed us to expand our revenue base in Latin America as well as to an increase in sales of our interactive data delivery and rural telephony products. The increase was partly offset by downward pressure on prices in the industry.

         GROSS PROFIT. Gross profit increased by 41.6% to approximately $160.1 million in 2000 from approximately $113.1 million in 1999. The gross profit margin decreased to 31.7% in 2000 from 33.5% in 1999 due to the lower margins generated from the sale of our VSAT products to the consumer market. The decrease in our gross profit margin would have been greater had we excluded $38.3 million expenses associated with the Spacenet acquisition and restructuring in 1999 and $10.3 million expenses related to the rStar acquisition in 2000. Had such expenses been excluded, our gross profit margin in 2000 would have decreased to 33.8% from 44.4% in 1999.

         RESEARCH AND DEVELOPMENT COSTS. Gross research and development costs increased by 30.9% to approximately $35.6 million in 2000, from approximately $27.2 million in 1999, and as a percentage of revenues, decreased to 7.1% in 2000 from 8% in 1999, mainly due to the rapid increase in revenues. The dollar increase in such costs in 2000 was primarily due to the acquisition of Deterministic; the hiring of additional research and development personnel; the further development of the SkyBlaster, Skystar Advantage and FaraWay and DialAw@y IP; the expansion of research and development to reduce the costs and increase the functionality of our interactive VSATs and the conducting of generic research relating to our participation in research consortia. Research and development grants and funding, as a percentage of gross research and development costs, increased to 12.1% in 2000 compared to 8.7% in 1999, mainly attributable to payments required to be made by StarBand Communications. See
Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand Communications." Net research and development costs, increased to approximately $31.3 million in 2000 from approximately $24.8 million in 1999, and decreased as a percentage of sales to 6.2% in 2000 from 7.3% in 1999.

         SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling and marketing, general and administrative expenses increased by 25.9% in 2000 to approximately $86.1 million from approximately $68.4 million in 1999. As a percentage of revenues, selling and marketing, general and administrative expenses decreased to 17.1% in 2000 from 20.3% in 1999. Increased expenditures in 2000 were primarily attributable to the expansion of our marketing and selling efforts through the hiring of personnel including through our acquisition of GTH LA Antilles, and the opening of new offices around the world.

         OPERATING INCOME (LOSS). Operating income increased to approximately $42.8 million in 2000 from approximately $20.3 million in 1999, due to the increase in revenues. If expenses related to the acquisition of rStar in 2000 and expenses related to the acquisition of Spacenet and restructuring in 1999 would have been excluded, operating income would have been $53.2 million for the year ended December 31, 2000, compared to $58.2 million for the year ended December 1999, a decrease of 8.6%

         WRITE-OFF OF INVESTMENTS IN OTHER COMPANIES. As a result of our assessing the recoverability of the carrying amount of investments in other companies, Gilat wrote-off $9.3 million of the investments. This write-off decision was based on certain circumstances, including the global decrease in the valuation of Internet related companies, which indicated that part of the carrying amount of the investments may not be recoverable.

         FINANCIAL INCOME (EXPENSES), NET. Financial expenses, net amounted to approximately $1.3 million in 2000, compared to a financial income of approximately $3.3 million in 1999, mainly due to interest expenses on our convertible subordinated notes. The increase was partially offset by the interest received from our bank deposits.

         TAXES ON INCOME. Taxes on income were approximately $2 million in 2000 compared to approximately $2.5 million in 1999.

         EQUITY IN LOSSES OF AFFILIATED COMPANIES. Equity in losses of affiliated companies was approximately $1 million in 2000, compared to approximately $0.5 million in 1999.

         ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT RELATED TO AN AFFILIATED COMPANY. Acquired in-process research and development related to an affiliated company totaled $10 million in 2000. In-process research and development expenses arise from new product development projects that are in various stages of completion at the acquired enterprise at the date of acquisition.

         NET INCOME (LOSS). As a result of all the foregoing factors, we had net income of approximately $19.4 million in 2000, compared to $19.6 million in 1999. If expenses related to the acquisition of rStar and impairment of investments in other companies in 2000 and expenses related to the acquisition of Spacenet and restructuring in 1999 would have been excluded, net income for the year ended December 31, 2000 would have been $49.1 million compared to $58.4 million for the year ended December 31, 1999, a decrease of 16.0%.

         EARNINGS (LOSS) PER SHARE. Basic earnings per share for 2000 was $0.86 as compared to $0.96 per share in 1999. Diluted earnings per share for 2000 was $0.81 as compared to $0.92 per share in 1999. If expenses related to the acquisition of rStar and impairment of investments in other companies in 2000 and expenses related to the acquisition of Spacenet and restructuring in 1999 would have been excluded, basic earnings per share would have been $2.18 per share in 2000 as compared to $2.86 in 1999, and diluted earnings per share would have been $2.04 in 2000, as compared to $2.73 in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         REVENUES. Our product revenues increased by 61.4% to approximately $238.6 million in 1999 from approximately $147.8 million in 1999. Our service revenues increased to approximately $99.3 million in 1999 from approximately $7.6 million in 1998. The growth in revenues was attributable primarily to the acquisition of Spacenet on December 31, 1998, which allowed us to expand our revenue base from primarily manufacturing and selling VSAT equipment to service revenues based on the offering of complete end-to-end telecommunications and data networking solutions. In addition, we experienced an increase in demand for Skystar Advantage products, and for SkyBlaster following its introduction in 1999. This was partly offset by downward pressure on prices in the industry.

         GROSS PROFIT. Gross profit increased by 90.9% to approximately $113.1 million in 1999 from approximately $59.2 million in 1998. The gross profit margin decreased to 33.5% in 1999 from 38.1% in 1998 due to expenses related to migration from offering Spacenet's Clearlink system to offering our Skystar Advantage, and a write-off of inventories associated with restructuring. In our 1998 financial statements, goodwill was restated and decreased by $21 million for expenses related to migration from Clearlink to Skystar Advantage, inventories were restated and increased by $12 million, accrued expenses were restated and decreased by $11.3 million, and retained earnings were restated and increased by $2.3 million. The actual migration expenses were included in the 1999 expenses, mainly in cost of goods sold. If such migration expenses and write-off of inventories had not been included, our gross profit margin would have increased to 44.4% in 1999 from 44.2% in 1998.

         RESEARCH AND DEVELOPMENT COSTS. Gross research and development costs without the acquired in-process research and development increased by 71.7% to approximately $27.2 million in 1999, from approximately $15.8 million in 1998, and as a percentage of revenues, decreased to 8.0% in 1999 from 10.2% in 1998, mainly due to the rapid increase in revenues including from services, which by nature do not require significant R&D resources. The dollar increase in such costs in 1999 was primarily due to hiring additional research and development personnel; the further development of the SkyBlaster, Skystar Advantage and FaraWay; the expansion of research and development to reduce the costs and increase the functionality of our interactive VSATs , and conducting generic research relating to our participation in research consortia. Research and development grants, as a percentage of gross research and development costs, decreased to 8.7% in 1999 compared to 19.2% in 1998. Net research and development costs, increased to approximately $24.8 million in 1999 from approximately $12.8 million in 1998, and decreased as a percentage of sales to 7.3% in 1999 from 8.2 % in 1998.

         SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling and marketing, general and administrative expenses increased by 135.3% in 1999 to approximately $68.4 million from approximately $29.1 million in 1998. As a percentage of revenues, selling and marketing, general and administrative expenses increased to 20.3% in 1999 from 18.7% in 1998. Selling and marketing, general and administrative expenses include expenses related to migration from Clearlink to Skystar Advantage. If such migration expenses had not been included, selling and marketing, general and administrative expenses would have increased by 131.0% in 1999 to approximately $67.2 million, or 19.9% as a percentage of revenues. Increased expenditures in 1999 were primarily attributable to the consolidation of Spacenet and the expansion of our marketing and selling efforts through the hiring of personnel, and the opening of new offices around the world.

         ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. Acquired in-process research and development associated with the Spacenet acquisition totaled $80 million in 1998. In-process research and development expenses arise from new product development projects that are in various stages of completion at the acquired enterprise at the date of acquisition. Also see "In Process Research and Development".

         RESTRUCTURING CHARGES AND RELATED EXPENSES. Restructuring expenses as a result of the Spacenet acquisition other than inventory write-offs and write-off of investments that are presented in other lines, were $0.4 million lower than was recorded in 1998. Inventory write-offs relating to rationalization of product applications which are presented in cost of revenues, were $4.6 million higher than was recorded in 1998, and write-offs of investments associated with restructuring were $0.9 million higher than was recorded in 1998. Restructuring charges in 1998 were restated by a decrease of $2.25 million, as a result of the acquisition of Spacenet.

         OPERATING INCOME (LOSS). Operating income increased to approximately $20.3 million in 1999 from a loss of approximately $74.6 million after restatement as explained in the preceding paragraph in 1998, primarily due to the expenses related to migration from Clearlink to Skystar Advantage, restructuring charges, write-offs associated with restructuring, and expenses related to acquired research and development as described above. If expenses related to the migration, restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development had not been included, operating income would have been $58.2 million for the year ended December 31, 1999, compared to $26.9 million for the year ended December 1998, an increase of 116.4%, with the increase due primarily to increased sales.


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         FINANCIAL INCOME (EXPENSES), NET. Financial income, net amounted to approximately $3.3 million in 1999, compared to financial expenses, net of approximately $1.2 million in 1998, mainly due to interest income on bank deposits from our public offering in February 1999.

         TAXES ON INCOME. Taxes on income were approximately $2.5 million in 1999 compared to approximately $0.3 million in 1998.

         EQUITY IN LOSSES OF AFFILIATED COMPANIES. Equity in losses of affiliated companies was approximately $0.5 million in 1999, compared to approximately $0.7 million in 1998.

         NET INCOME (LOSS). As a result of all the foregoing factors, we had net income of approximately $19.6 million in 1999 compared to a loss of approximately $79.4 million, after restatement as explained above, in 1998. If migration expenses, restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development had not been included in the results, net income for the year ended December 31, 1999 would have been $58.4 million compared to $24.8 million for the year ended December 31, 1998, an increase of 135.6%.

         EARNINGS (LOSS) PER SHARE. Basic earnings per share for 1999 was $0.96 per share (as compared to basic loss per share of $7.18 per share in 1998. Diluted earnings per share for 1999 was $0.92 per share as compared to diluted loss per share of $7.18 per share in 1998. If migration expenses, restructuring charges, write-offs associated with restructuring and expenses related to acquired research and development had not been included in the results, basic earnings per share for 1999 would have been $2.86 per share as compared to $2.24 in 1998, and diluted earnings per share for 1999 would have been $2.73 per share, as compared to $2.14 in 1998.

VARIABILITY OF QUARTERLY OPERATING RESULTS

         Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e., the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entry into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of the Skystar Advantage and FaraWay products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.

         Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers. Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by us and our competitors. We cannot be sure that the growth in revenues, gross profit and net income achieved by us in prior quarters will continue or that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our ordinary shares would likely be materially adversely affected.


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


LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

         Since inception, our financing requirements have been met primarily through cash generated by operations, funds generated by private equity investments in 1990 and 1991, our public offerings in 1993 (approximately $24.5 million), 1995 (approximately $37.5 million) and 1999 (approximately $254.5 million) and our issuance of convertible subordinated notes in 1997 (approximately $71.8 million) and 2000 (approximately $339.4 million), as well as funding from research and development grants. In addition, we also financed our operations through borrowings under available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments.

         In the six month period ended June 30, 2001, funds were used to decrease the short-term bank credit by approximately $5.2 million, increase trade receivables by approximately $44.1 million, increase other receivables and prepaid expenses by approximately $22.0 million and inventories by approximately $8.4 million. The increase in the trade and other receivables was mainly attributable to sell-type lease transactions and increased revenues. The increase in inventories was attributable to increased component purchases to meet higher production levels. Funds were also used to increase investment in other companies by approximately $5.1 million, other assets by approximately $2.3 million and property and equipment by approximately $35.5 million. This increase in property and equipment represents mainly our investment in facilities, equipment leased to customers and purchases of computer and electronic equipment. Funds were also used to decrease trade payable by approximately $3.4 million, accrued expenses by approximately $6.8 million and other payables by approximately $9.8 million.

         Approximately $32.3 million were provided by proceeds from sale of property and equipment, approximately $2.5 million was provided by a capital reduction received from another company and, approximately $20.3 million was provided by long term loans.

         As of June 30, 2001, we had approximately $96.7 million in cash and cash equivalents. Our ratio of shareholders' equity to total assets as of June 30, 2001, was 46.0%.

         On March 23, 2001, we entered into a loan agreement with a third party whereby, we were given by the lender $12 million which will be repaid over a three year period in three annual installments of $4.5 million. We granted the lender a security interest of approximately $12.7 million in certain of its computer, machinery, and Hub equipment purchased in 2000.

         In June 2001, we entered into a mortgage and loan agreement with a German bank, secured by our facilities in Germany. The mortgage is for approximately $5.3 million, of which: (1) approximately $0.9 million bears interest at 5.86% and is repayable over 5 years commencing July 2001, and (2) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006.

         In the six month period ended June 30, 2000, funds were used to increase trade receivables by approximately $37.8 million, other receivables by approximately $41.6 million, inventories by approximately $32.3 million and to decrease accrued expenses by approximately $3.1 million, other payables by approximately $0.5 million and approximately $7.0 million were used to decrease short-term bank credit. Funds were also used to increase investment in companies by approximately $14.5 million and property and equipment by approximately $63.3 million. This increase in property and equipment represents a portion of our investment in our new facility in Petah Tikva, Israel, as well as additional purchases of computer and electronic equipment and office furniture and equipment. Approximately $12.7 million was provided by an increase in trade payables.

         In 2000, funds were used to increase trade receivables and prepaid expenses by approximately $104.1 million, other receivables and prepaid expenses by approximately $65.3 million and inventories by approximately $75.3 million. The increase in the trade and other receivables was mainly attributable to sell-type lease transactions and increased revenues. The increase in inventories was attributable to increased component purchases to meet higher production levels. Funds were also used to increase investment in affiliate and other companies by approximately $66.7 million and property and equipment by approximately $148.0 million. This increase in property and equipment represents mainly our investment in facilities, equipment leased to customers and purchases of computer and electronic equipment.

         Approximately $42.1 million was provided by an increase in trade payables and approximately $7.0 million was provided by an increase in short-term bank credit.

         As of December 31, 2000, we had approximately $226.8 million in cash, cash equivalents and short-term bank deposits, compared to approximately $94.9 million in cash, cash equivalents and short-term bank deposits and approximately $50.0 million of long-term bank deposits as of December 31, 1999. Our ratio of shareholders' equity to total assets as of December 31, 2000, decreased to 49% from 73.3%, as of December 31, 1999.

         In December 2000, we entered into a Facility Agreement with an Israeli bank, under which we borrowed $108 million to finance our general corporate activities and the payment terms we extended to StarBand Communications. The loan bears interest at LIBOR plus 0.8% per annum and the principal is repayable in six semi-annual payments commencing June 2002.

         As of December 31, 2000, we had a bank line of credit of approximately $24 million with Israel Discount Bank Ltd. (an affiliate of one of our major shareholders), under which approximately $6.3 million of short-term debt was outstanding as of that date. Unutilized credit lines at December 31, 2000, were approximately $10.8 million. The short-term bank credits are secured by a negative pledge prohibiting us from selling or otherwise transferring any assets except in the ordinary course of business, from placing a lien on our assets without the bank's consent and from declaring dividends to our shareholders.

         The convertible subordinated notes that were issued in February 2000 represent unsecured general obligations, are subordinate in right of payment to certain of our obligations, and are convertible into our ordinary shares. The notes bear annual interest at 4.25% payable semiannually, on March 15 and September 15, commencing September 15, 2000, and will mature on March 15, 2005, unless:

         o     redeemed by us on or after March 18, 2003;

         o repurchased by us at the option of the holders upon the occurrence of certain designated events; or

         o converted into our ordinary shares at the option of the holders at a conversion price of $186.18 per ordinary share.

         The notes do not impose any financial covenants or any restrictions on the payment of dividends, the repurchase of securities or the incurrence of senior indebtedness or other indebtedness. See note 9 of the notes to consolidated financial statements included in this annual report on Form 20-F.

         In 1999, funds were used to increase trade receivables by approximately $40.0 million, other receivables by approximately $79.5 million, and to decrease accrued expenses by approximately $6.8 million, and approximately $16.2 million were used to decrease short term bank credit. Funds were also used to increase investment in companies by approximately $11.9 million and property and equipment by approximately $92.0 million. This increase in property and equipment represents a portion of our investment in our new facility in Petah Tikva, Israel, as well as additional purchases of computer and electronic equipment and office furniture and equipment. Approximately $14.7 million was provided by an increase in trade payables, approximately $13.0 million was provided by an increase in other payables (including other long-term liabilities), and approximately $13.9 million was provided by a decrease in inventories. The decrease in inventories was due to migration from Clearlink to Skystar Advantage.

         We anticipate, based on our internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from operations, together with our existing financing agreements, will be sufficient to meet our present working capital and capital expenditure requirements. In the event that our plans change, our assumptions change or prove to be inaccurate, business conditions change, or if other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations, we may be required to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we will be able to obtain additional financing on terms acceptable to us, if at all.

         We expect that the principal uses of our cash during 2001 will be for working capital and capital expenditures. In addition, our uses of cash will include the expansion of our delivery and service capabilities, expansion of our international marketing activities, research and development, and additional capital investment for our service-based offerings.

IN-PROCESS RESEARCH AND DEVELOPMENT

       In connection with the acquisitions of Spacenet and rStar, Gilat allocated charges of $80 million and $10 million, respectively, of the total purchase price to in-process research and development . As part of the process of analyzing each of these acquisitions, Gilat made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. Our management based this decision on factors such as the amount of time it would take to bring the technology to market and the quality of the Spacenet and rStar research and development effort. We also considered our own resource allocation and our progress on comparable technology. Our management expects to use the same decision process in the future.

       Gilat estimated the fair value of in-process research and development using an income approach. This involved estimating the fair value of the in-process research and development using present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of a weighted average cost of capital, as well as other factors including the technology's useful life, profitability level, uncertainty of advances that were known at that time, and stage of completion of each technology. Gilat believes that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would pay for the projects.

       Where appropriate Gilat deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. At the date of the acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition.

       If the projects are not successful or are not completed in a timely manner, management's anticipated product pricing and growth rates may not be achieved and Gilat may not realize the financial benefits expected from the projects.

       Set forth below are the descriptions of the in-process research and development projects:

Spacenet

         On December 31, 1998, Gilat completed the purchase of Spacenet for $190 million. A major value-enhancing asset acquired in the Spacenet acquisition was the technology developed by Spacenet as part of its planned new Turbosat product. At that time, we planned to utilize the Turbosat technology in a new product. The allocation to in-process research and development of $80 million represents the estimated fair value using the methodology described above.

         At the time of the acquisition, the Turbosat technology, though not yet fully developed, was intended to increase throughput, expand product features to serve additional applications and reduce cost. The technology was also expected to accommodate changes in customer's performance and application requirements through its ability to be upgraded to a satellite multimedia platform or a terrestrial router. One of the most important features of the acquired Turbosat technology is that it enables a wide range of flexibility through the application of spread spectrum and Code Division Multiple Access technologies as the satellite access method. This means that the technology spreads the information contained in a particular signal of interest over a much greater bandwidth than the original signal. Other distinguishing features are its advanced level capability for data, audio and video broadcasting.

         At the time of the acquisition, we expected the full software feature to be completed in late first quarter 1999 and a fully integrated Turbosat to be ready for release by June 1999, at which time we expected to begin generating economic benefits from the value of the completed development associated with the in-process research and development. At that time, we also expected that if successfully completed, the new product incorporating the Turbosat feature set would be marketed by us under the Skystar Advantage trademark while maintaining backward compatibility.

         In 1999, the research and development of Turbosat technology progressed, with most of Turbosat's improved functionality and features completed and the technology being integrated into a new product platform, Skystar Advantage TG (Turbo Generation), which is now our main Skystar Advantage platform and is being implemented for the U.S. Postal Service network and other networks.

         Prior to the acquisition, Spacenet had incurred approximately $20 million in Turbosat development-related costs. At the acquisition date, costs to complete the research and development efforts related to Turbosat were expected to be approximately $6 million. In 1999 our gross research and development expenses were approximately $27 million, which included expenses related to integration of the Turbosat technology into the Skystar Advantage platform.

       Product revenues attributable to the Turbosat technology were estimated to be $118 million in 1999 and to grow thereafter through the end of the product's life in 2005 as new product technologies are expected to be introduced by us. Product revenue growth was expected to decrease gradually from 42% in 2001 to 15% in 2003 and 6.9% in 2005. Service revenues and lease payments were expected to continue at a declining rate through the year 2011. Revenues were estimated based on relevant market size and growth factors, expected industry trends, individual product sales cycles, maintenance and service life and the estimate life of the product's underlying technology. Product costs included hardware, installation, space segment fees, and maintenance costs. Estimated operating expenses included cost of goods sold, selling, general and administrative expenses and engineering expenses. The estimates were consistent with historical pricing, margins and expense levels for our other products.

         A risk-adjusted discount rate of 40% was utilized to discount projected cash flows.

         Only a proportional value consistent with the technology's already completed development effort was considered in-process research and development for financial reporting purposes. Value associated with the technology's remaining development effort was not included in the valuation.

rStar Corporation (formerly known as ZapMe! Corporation)

         In 1998, Gilat purchased 1.25% of the common stock of rStar. By December 31, 2000, Gilat purchased an additional 47.8% of the common stock of rStar for over $49 million and in early January 2001, Gilat completed an additional purchase to own a total of 51.0% of the common stock of rStar. At the time of the acquisition, rStar was involved in the development of a new browser interface known as "Managed Desk Console.". The allocation of $10 million to in-process research and development represents the estimated fair value derived using the income valuation approach.

       The Managed Desk Console technology, though not yet fully developed, brings together broadband satellite technologies and proprietary satellite optimized user interfaces. Combined with vertical specific application and resources, the Managed Desk Console technology intends to provide a single cost effective turn-key solution for electronic media and services. Designed to serve as a desktop on a web appliance or thin client PC, the Managed Desk Console employs one touch access to virtually all the services being piped in over the satellite.

       As of the acquisition date, the Managed Desk Console technology was in its final stage of development and was estimated to be 85% complete. Only final integration and additional testing of this technology remained for completion.

         Final stage of development for the Managed Desk Console technology, including improved functionality and features, was estimated to be completed in late second quarter 2001. Product release was estimated by June 2001, at which time we expected to begin generating economic benefits. Eventually, the product was completed and deployed in September 2001.

         Prior to the acquisition, rStar had incurred approximately $4.5 million in development-costs related to the Managed Desk Console.. At the acquisition date, costs to complete the research and development efforts related to the Managed Desk Console were expected to be ranged at $0.6 to 0.9 million. In 2001, the gross research and development expenses attributed to this technology were approximately $1.2 million.

       Product revenues attributable to the Managed Desk Console technology were estimated to be approximately $11 million in 2001 and $52 million in 2002 and to grow thereafter through the end of the estimated life expectancy for the Managed Desk Console technology in 2005. Product revenue growth was expected to decrease gradually from 134% in 2004 to 86% in 2005. Revenues were estimated based on relevant market size and growth factors, expected industry trends, maintenance and service and the estimated useful life for the underlying the Managed Desk Console technology. Product costs estimated consist of installation, space segment fees, and payment network access. Estimated operating expenses included cost of services, general and administrative expenses and engineering expenses.

       The Managed Desk Console technology was valued using the income approach. Discounted cash flows considering the risk of the project in the discount rate (using a discount rate of 45%), as well as discounted cash flows which considered the proportional value consistent with the completed development work were utilized. Both approaches gave a value for Gilat's portion of the Managed Desk Console technology at approximately $10 million.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

         Almost all of our sales and service contracts are in dollars and most of our expenses are in dollars and NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The influence on the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2000, the rate of inflation in Israel was 0% while the NIS slightly appreciated in relation to the dollar, from NIS 4.153 per $1 on December 31, 1999 to NIS 4.041 per $1 on December 31, 2000. Inflation in Israel did not exceed the devaluation of the NIS in relation to the dollar in 1997 and 1998. However, in 1993, 1994, 1995, 1996 and 1999, inflation in Israel exceeded devaluation of the NIS in relation to the dollar. In 1999, the rate of inflation that exceeded the devaluation of the NIS in relation to the dollar did not have a material adverse impact on our operation results or on our financial condition. If future inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. Regarding the changes in the value of other foreign currencies ("other currencies") in relation to the dollar, we did not incur any material effects caused by foreign currency fluctuations for the years 1993 to 2000. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

         In addition, we pay for the purchase of certain components of our products in Japanese yen. As a result, an increase in the value of the Japanese yen in comparison to the dollar could increase the cost of revenues. We have entered into an agreement with our principal Japanese supplier in an effort to reduce the effects of fluctuations in the exchange rate. Although there can be no assurance that such agreement will effectively eliminate our Japanese yen exposure.


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


EFFECTIVE CORPORATE TAX RATE

         Israeli companies are generally subject to income tax at the rate of 36% of taxable income. However, substantially all of our production facilities in Israel have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises, and have applied for approval for a tenth enterprise. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. The period of reduced tax for the tenth enterprise, if approved, is expected to be ten years, although the terms of the approval may provide for a different period. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 15% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of the company. As a result of these programs, our effective corporate tax rate was 0% in 1993, 2.1% in 1994, 0% in 1995, 1.5% in 1996, 0.8% in 1997, 10.9% in 1999 and 6.2% in 2000. The
decrease in 2000 was due mainly to a decrease in provision for income taxes for previous years. In 1998, we had a loss due to restructuring charges, write offs associated with restructuring and expenses related to acquired research and development. We anticipate that a significant part of our income for 2001 will be tax-exempt, while the balance will be taxed at rates ranging from 15% to 36%.

RESEARCH AND DEVELOPMENT

PRODUCT DEVELOPMENT

         We devote significant resources to research and development projects designed to enhance our VSAT products, to expand the applications for which they can be used and to develop new products. As of April 15, 2000, approximately 36% of our employees in Israel and 16% of our employees in the United States were employed in research and development activities. Annual gross research and development expenditures were approximately 7.1%, 8.0% and 10.2% of revenues in the years ended December 31, 2000, 1999 and 1998, respectively. Approximately 12.1%, 8.7%, and 19.2% of our research and development expenditures for the years ended December 31, 2000, 1999 and 1998, respectively, were covered in all three years by the Office of the Chief Scientist, including funds received or accrued through the research consortia (as described below), and in 1999 and 2000 from the U.S.-Israel Science and Technology Foundation. Our initial research and development was funded by BIRD, but currently none of our research and development expenditures is funded by BIRD. We cannot assume that funding at any level will continue to be available or that funding will be available on attractive terms.

         We intend to continue to devote research and development resources to complete development of certain features, to improve functionality, including supporting greater bandwidth, to improve space segment utilization, to increase throughput and to reduce the cost of our products. We continue to devote substantial research and development efforts to the hardware and software of our products.

         We have devoted research and development resources to development of our DialAw@y IP VSAT. This product provides inexpensive, toll quality, dial tone telephone service as well as high speed Internet access for small businesses and villages in remote or urban areas lacking an adequate telecommunications infrastructure. We intend to continue development of new features for the DialAw@y IP VSAT.

         We have developed the SkyBlaster VSAT product and continue development of this product in order to enhance the product features and effect cost reductions. This product is an interactive VSAT that incorporates a satellite return channel, thereby enabling two-way access to multimedia services via the Internet. The SkyBlaster is targeted for use in communities of interest, corporations, small to mid-size businesses, SOHO and consumer users. The SkyBlaster is designed to offer improved access through better response time and faster downloading of large files, such as audio and video clips. We have devoted considerable research and development efforts in order to improve the functionality of the SkyBlaster for consumer use, as well as to reduce the costs of the product. We have developed an external stand-alone box for the SkyBlaster VSAT in order to enable easy installation of the product and introduced this unit, named

SkyBlaster 360, in mid June 2001. We are also involved in extensive research and development efforts aimed to reduce the price and increase the efficiency of the technical components of the SkyBlaster product.

         Our current products and services typically operate on either the Ku or C satellite bands. We are currently involved in exploring the possible utilization of the Ka satellite band with our products and services in the future.

         We develop our own network software and software for our VSATs. We generally license our software to customers as part of the sale of our network products and services. We also license certain third party software for use in our products.

         Our software and our internally developed hardware are proprietary and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the United States and in various other countries, in which we offer our products and services. We rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also made copyright, trademark and service mark registrations in the United States and abroad for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our software or hardware or obtain information which we regard as a trade secret in violation of our legal rights.

THIRD-PARTY FUNDING

       Through December 31, 2000, we accrued a total of approximately $4,182,000 in grants from the Office of the Chief Scientist for the development of our OneWay VSAT products, DialAw@y IP VSAT product and mesh satellite communication network products for voice and data. Through that date, we have repaid all the royalties we are required to repay with respect to grants totaling $345,000 for the OneWay VSAT. Under the terms of our funding from the Office of the Chief Scientist for the DialAw@y IP and the mesh satellite communications network product, royalties of 3% to 5% are payable on sales of these products developed from the funded project, up to 100% of the dollar-linked grant received in respect of the project (from January 1, 1999, annual interest based on LIBOR also began to accrue). The average interest rate for grants received since 1999 is 5.47%. Through December 31, 2000, we paid or accrued royalties of $1,554,000 to the Office of the Chief Scientist for the DialAw@y IP project. The terms of these grants prohibit the manufacture of developed OneWay products or developed DialAw@y IP products outside of Israel and the transfer of technology developed pursuant to the terms of these grants to any person without the prior written consent of the Office of the Chief Scientist. We received such consent in connection with the OneWay product for the KSAT joint venture. These restrictions do not apply to the sale or export from Israel of products developed with that know-how. Also, these limitations do not apply to products which have not been funded by the Office of the Chief Scientist.

       Through December 31, 2000, we received grants of approximately $220,000 from the European Commission in connection with a joint research and development project with a number of European high technology companies for a satellite-based interactive television platform. These grants are non-royalty bearing.

       Through December 31, 2000, we accrued grants of approximately $329,000 from the United States Israel Science & Technology Foundation ("USISTF") in connection with a joint research and development project with a U.S. company for a next generation Internet application. USISTF provides the lesser of $1 million or 50% of allowable costs actually incurred in the project. Under the terms of the USISTF funding, royalties of 2% on the sale of products based upon the developed innovation are payable until 100% of the grant is repaid. To date, we have not made any sales in connection with the USISTF funding and consequently have not accrued or paid royalties to USISTF.

       Through December 31, 1999, we received or accrued grants of approximately $1.0 million from the Binational Industrial Research and Development
Fund ("BIRD") for the development of the Skystar Advantage VSAT and FaraWay VSAT products. Under the terms of BIRD funding, generally royalties of 2.5% to 5% on sales of products whose development is so funded are payable until 150% of the dollar amount funded 9linked to the Consumer Price Index of the Untied States) is repaid. As of December 31, 1999, we have paid or accrued to BIRD approximately $1.7 million in royalties. As of that date, we have completed repayment of royalties to BIRD with respect to our Skystar Advantage VSAT products and our FaraWay VSAT product. In 2000, we did not receive funding from BIRD.

RESEARCH AND DEVELOPMENT CONSORTIUM PARTICIPATION

         In addition to royalty-bearing grants from the Office of the Chief Scientist and BIRD, we have received non-royalty bearing grants from the Office of the Chief Scientist through participation in generic research consortia, each comprised of several major high technology companies in Israel, with participation of one or more representatives from Israeli academic institutions. We expect to receive further grants through participation in those consortia that are continuing. The consortia in which we participated in 2000 are:

         o the MOST Consortium (devoted to generic technology research for on-line broadband multimedia services, which was completed by March 31, 2000);

         o the ISIS Consortium (devoted to generic technology research for the information superhighway in space), which began in February 1999; and

         o the LSRT Consortium (devoted to generic technology research for satellite-based rural telephony solutions), which began in August, 2000.

         In general, any member of a consortium that develops technology in the framework of that consortium retains the intellectual property rights to technology developed and all the members of the consortium have the right to utilize and implement any such technology without having to pay royalties to the developing consortium member. Transfer of consortium-developed technology or manufacturing of developed products outside of Israel is subject to restrictions and the approval of the Office of the Chief Scientist and, in certain projects, of the management of the consortium.

         Under each of the research consortia, the Office of the Chief Scientist reimburses 66% of the approved budget for that consortium and each individual member of the consortium contributes the remaining 34% for such individual member's research and development activities. No royalties are payable with respect to this funding. Expenses in excess of the approved budget are borne by the consortia members.

         As of December 31, 2000, we have accrued approximately $11.9 million in grants from the Office of the Chief Scientist through the consortia.

         The following table sets forth, for the years indicated, our gross research and development expenditures, the portion of such expenditures which was funded by royalty-bearing and non-royalty bearing grants, acquired research and development and the net cost of our research and development activities:

                                                      YEARS ENDED DECEMBER 31,
                                                    ----------------------------
                                                      1998      1999      2000
                                                    --------  --------  --------
                                                           (IN THOUSANDS)
Gross research and development costs............... $15,815   $27,159   $35,576
Less:
   Royalty-bearing grants (the Office of the
   Chief Scientist, BIRD and USISTF)...............    (997)   (1,340)     (926)
   Non-royalty-bearing grants (the Consortia and
   the European Commission)........................  (2,038)   (1,028)   (3,378)
                                                    -------   -------   -------
Research and development costs - net............... $12,780   $24,791   $31,272
                                                    =======   =======   =======

TREND INFORMATION

         Gilat, like other businesses in the technology sector, is experiencing reduced or delayed orders. In the first quarter of 2001, Gilat recorded an increase to bad debt reserves by $20 million, due to financial uncertainties impacting certain customers, including vertical market customers.

         Gilat's inventory remains high due to increased production relating to orders of StarBand Communications, which were lower than Gilat had originally anticipated. StarBand Communications is actively pursuing financing options, including additional strategic equity investment from potential distribution partners or key suppliers. A reduction in the anticipated level of activity of StarBand Communications would adversely affect Gilat's business and operating results.

         Gilat has successfully begun implementing its strategy to take its two-way satellite Internet offerings to international markets on a wholesale basis, teaming with prominent telecom carriers, in country Internet service providers, portals and communications service providers. By working on a wholesale basis, the responsibility for subscriber acquisition and other marketing costs is shifted to the partner. In addition, Gilat is expecting continued demand for its DialAw@y IP product, especially in Latin America.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, Gilat is required to adopt SFAS 142 effective January 1, 2002. During 2002, Gilat will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of Gilat. Application of the non-amortization provisions of SFAS No. 142 may result in an increase in net income.

         FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. FASB's new rules on the asset impairment supersede FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as "held-for-sale." Classification as "held-for-sale" is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of SFAS No. 144 are not expected to have a material effect on Gilat's financial position or operating results.

SUBSEQUENT EVENTS

         In April 2001, Gilat entered into an acquisition agreement with rStar Corporation that was amended and restated in September 2001 and again in December 2001. According to the aforementioned acquisition agreement, as amended, rStar will acquire all of the outstanding capital stock of StarBand Latin America (Holland) BV from Gilat in exchange for 43,103,448 shares of rStar common stock. Also, under the acquisition agreement, as amended, rStar will make a tender offer to acquire up to approximately 29% of the outstanding rStar common stock held by rStar stockholders (other than Gilat) in exchange for, in the aggregate, up to 466,105 Gilat ordinary shares and cash consideration. The exact amount of the cash consideration, ranging from $2 million to $10 million, in the aggregate,will be calculated pursuant to a formula which is tied to the average closing price for Gilat's ordinary shares over a consecutive 10-day trading period ending on the fifth trading day prior to the expiration of the offer. During May 2001, rStar issued and delivered to Gilat BV 19,396,552 shares of rStar common stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet, which resulted in Gilat and its affiliates collective share equity in rStar to increase from 51% to approximately 66%.

         Pursuant to the first amended and restated acquisition agreement, in the event the StarBand Latin America business satisfied certain earnings targets during the one-year periods ending June 30, 2003 and June 30, 2004, Gilat would be entitled to receive up to 5,370,765 additional shares of rStar common stock, with respect to each such year. In the event that the StarBand Latin America business fails to satisfy the earnings targets during the one-year periods ending June 30, 2003 and June 30, 2004,, rStar stockholders will be entitled to receive their pro rata share of a special cash distribution in the amount of $2.5 million or $5 million, with respect to each such year. The terms of the special cash distribution and the additional share issuance will be canceled in the event of an rStar public offering.

        The second amended and restated acquisition agreement revises some of the terms of the special cash distribution and the additional share issuance to provide that rStar stockholders will not be entitled to a special cash distribution and Gilat will not be entitled to the additional share issuance, not only in the event of an rStar public offering but also if rStar closes a sale of rStar common stock, in a single transaction, to a party other than Gilat and its affiliates that raises gross proceeds to rStar of at least $100 million, at a price of rStar common stock equal to $1 per share. Only 60% of these proceeds need to be in the form of cash.

         Upon conclusion of rStar's acquisition of StarBand Latin America and the tender offer described above, and assuming that the maximum number of shares of rStar common stock are tendered in the offer, the collective share ownership of Gilat and its affiliates in rStar will increase from approximately 66% to approximately 85%.

         On April 24, 2001, Gilat filed a tender offer with the Securities and Exchange Commission allowing employees of Gilat, if they so choose, to cancel outstanding options previously granted to them. In exchange, the employees will receive an equal number of new options to be granted at a future date, more than six months following the cancellation of the old options, with a per share exercise price equal to the fair market value of Gilat's shares on the date of grant of the new options. On November 27, 2001 Gilat granted new 6.4 million options to approximately the 811 employees that chose to cancel their options under the tender mentioned above. The option exercise price is the market price as of November 27, 2001.

         During September 2001, the parties to the Hughes Electronics Corporation dispute reached a settlement agreement. The terms of the settlement do not create any material liability on the part of Gilat.

         During September 2001, Gilat recorded restructuring charges of approximately $30 million in addition to the $10 million that were recorded in March 2001. The restructuring costs consist of employee termination benefits associated with involuntary termination of approximately 250 employees, compensation to suppliers and customers, and other costs associated with termination of lease commitments. The terminations resulted from Gilat's strategy to reduce costs and improve profitability. Gilat also recorded non-cash, one-time charges that amounted to $238 million and include: an impairment of assets, primarily goodwill, of approximately US$80 million; an inventory write-off and mark-down of approximately US$62 million mainly as a result of excess inventory; the impairment of investments and capital leases relating to vertical market customers and bad debt reserve of approximately US $66 million reflecting deteriorating market conditions.

         During September 2001, the Israeli customs authority began examining certain imports to determine whether Gilat has paid the appropriate duty for the type of equipment. The investigation may result in administrative proceedings to recover approximately $1 million from Gilat. Gilat maintains that it has made all required payments.

         On October 2, 2001, STM Wireless Inc. filed a claim against Gilat and its affiliate, rStar Corporation, and others alleging unfair competition and slander in connection with the award of a tender to perform work for OSIPTEL/FITEL, a governmental telecommunications entity in Peru. Gilat intends to aggressively defend this suit.

ITEM 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         Our directors and executive officers and key executives of our subsidiaries as of June 15, 2001 are as follows:

NAME                           AGE   POSITION
----                           ---   --------
Yoel Gat(1)(2)...............   49   Chairman of the Board of Directors and
                                     Chief Executive Officer
Amiram Levinberg(1)(2).......   45   President, Chief Operating Officer and
                                     Director
Shlomo Tirosh(3).............   55   Director
Dov Tadmor(3)................   71   Director
John F. Connelly(4)..........   57   Director
Lori Kaufmann(1)(3)..........   41   Director
Dr. Gideon Kaplan............   45   Vice President, Technology
Yoav Leibovitch..............   42   Vice President, Finance and
                                     Administration and Chief Financial Officer

Joshua Levinberg.............   46   Senior Vice President, Business Development
William I. Weisel(5).........   47   Vice President and General Counsel
Erez Antebi..................   41   Vice President and General Manager for
                                     Asia, Africa and Pacific Rim

Nick Supron..................   45   President and Chief Executive Officer,
                                     Spacenet
David R. Shiff...............   43   Vice President, Sales and Marketing,
                                     Spacenet
Robert Givens................   55   President, Gilat Europe
Giora Oron...................   50   Chief Executive Officer, GTH LA Antilles
Amit Ancikovsky..............   30   Vice President and Chief Financial Officer,
                                     GTH LA Antilles

------------
(1)  Member of the Stock Option Committee.

(2)  Member of the Compensation Committee.

(3)  Member of the Audit Committee.

(4) Nominee of GE Americom, pursuant to a voting agreement among certain of the principal shareholders of Gilat concerning the election of directors.

(5) Mr. Weisel has replaced Ms. Joann Blasberg who resigned from her duties effective August 30, 2001.

         YOEL GAT is a co-founder of Gilat and has been its Chief Executive Officer and a Director since Gilat's inception and, since July 1995, has served as the Chairman of the Board of Directors. Mr. Gat is a member of the Stock Option and Compensation Committees of the Board. Until July 1995, Mr. Gat also served as the President of Gilat. From 1974 to 1987, Mr. Gat served in the Israel Defense Forces. In his last position in service, Mr. Gat was a senior electronics engineer in the Israel Ministry of Defense. Mr. Gat is a two-time winner of the Israel Defense Award (1979 and 1988), Israel's most prestigious research and development award. Mr. Gat is also Chairman of the Board of Directors of KSAT, in which Gilat holds a minority interest. Mr. Gat also served as the Chairman of the MOST Consortium and is a director of ILAN-GAT Engineering Ltd., a civil contracting company whose shares are publicly traded on the Tel Aviv Stock Exchange and of which members of his family are major shareholders. Mr. Gat is Chairman of the Board of Directors of StarBand Communications. Mr. Gat received a bachelor of science degree in electrical engineering and electronics from the Technion - Israel Institute of Technology and a masters degree in management science from the Recanati Graduate School of Business Administration of Tel Aviv University, where he concentrated on information systems.

         AMIRAM LEVINBERG is a co-founder of Gilat and has been a Director and Chief Operating Officer since its inception, and since July 1995, has served as its President. Mr. Levinberg is a member of the Stock Option and Compensation Committees of the Board. Until July 1995, he served as Vice President of Engineering. In this capacity, he supervised the development of Gilat's OneWay and Skystar Advantage VSATs. Mr. Levinberg is also a director of Mentergy Ltd. (formerly Gilat Communications Ltd.) ("Mentergy") From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg is a graduate of the Technion - Israel Institute of Technology, with a bachelor of science degree in electrical engineering and electronics and masters of science degree in digital communications.

         SHLOMO TIROSH is a co-founder of Gilat and has been a member of the Board of Directors since its inception, serving as Chairman of the Board of Directors until July 1995. Mr. Tirosh is a member of the Audit Committee of the Board. Since July 1990, Mr. Tirosh has been serving as Chairman of the Board and President of Mentergy, and form 1990 to 2001 as Chief Executive Officer of Mentergy. From 1964 to 1987, Mr. Tirosh served in the Israel Defense Forces, where he held a variety of professional and field command positions (retiring with the rank of colonel). From 1980 to 1985, he headed a large research and development unit and, from 1985 to 1987, he managed a large-scale technology project for the Israel Ministry of Defense. In 1988, he received the Israel Defense Award. Mr. Tirosh holds a bachelor of arts degree (summa cum laude) in economics from Bar-Ilan University in Ramat Gan.

         DOV TADMOR has been a Director of Gilat since July 1994 and is a member of the Audit Committee of the Board. Mr. Tadmor served as Managing Director of the Discount Investment Corporation Ltd. and DIC Financial Management Ltd. ("DICFM") from 1985 until March 1999. Mr. Tadmor holds a bachelor of law degree from the School of Law and Economics in Tel Aviv.

         In August 1999, an indictment was filed by the Tel Aviv District Attorney's Office in the Tel Aviv Magistrate's Court alleging certain violations of the Israeli Securities Law by the Discount Investment Corporation and certain of its officers, including Mr. Dov Tadmor, in his capacity as the former Managing Director of the Discount Investment Corporation. The indictment alleges that the annual and quarterly financial statements of the Discount Investment Corporation for the period 1990-1995 that were sent to the Tel Aviv Stock Exchange and to the Israel Companies Registrar omitted the financial statements of three private Israeli companies of which the Discount Investment Corporation was a shareholder, and that this omission was made in order to mislead. In December 1999, Mr. Tadmor and the other defendants pleaded not guilty to the charges, although one of the defendants subsequently entered into a plea agreement with the prosecution. The court commenced evidentiary proceedings in May 2000, which are continuing.

         LORI KAUFMANN has been a director of Gilat since November 2000 and is a member of the Audit, Compensation and Stock Option Committees. Ms. Kaufmann has been an independent consultant in Israel and the United States since 1993. From October 1998 to October 2000, Ms. Kaufmann was vice president of MainXchange, an Internet-based financial services company. In 1991, Ms. Kaufmann co-founded HK Associates, an Israeli marketing and management consulting firm that served many of Israel's leading high technology companies, including, in 1991, Gilat. Ms. Kaufmann was employed by HK Associates until 1993. From 1989 to 1990, Ms. Kaufmann was a senior economist at Israel Chemicals Ltd., an Israeli chemicals firm. Ms. Kaufmann holds a bachelor of arts degree (magna cum laude) in international relations from Princeton University and a masters in business administration from Harvard Business School.

         JOHN F. CONNELLY was appointed a Director in January 1999 pursuant to our agreement with GE Americom for the acquisition of Spacenet. See Item 7:
"Major Shareholders and Related Party Transactions - The Shareholders' Agreement." Since 1992, Mr. Connelly has served as Chairman and Chief Executive Officer of GE Americom. Mr. Connelly joined the General Electric Company in 1967, and has served in a number of capacities at General Electric and its affiliates since that time. Mr. Connelly holds a bachelor of science degree form Niagara University and a masters in business administration from St. John's University.

         GIDEON KAPLAN joined Gilat in 1989 as Vice President of Technology. From late 1987 to 1989, Dr. Kaplan was employed as a research engineer with Qualcomm, Inc., a mobile satellite communications and cellular radio company. From 1978 to 1987, Dr. Kaplan served in a research and development unit of the

Israel Defense Forces and received the Israel Defense Award in 1984. Dr. Kaplan received a bachelor of science degree in electrical engineering, a master of science degree and doctorate in electrical engineering from the Technion - Israel Institute of Technology.

         YOAV LEIBOVITCH joined Gilat in early 1991 as Vice President of Finance and Administration and Chief Financial Officer. Since joining Gilat, Mr. Leibovitch has also served as acting Chief Financial Officer of Gilat Inc. From 1989 to 1990, Mr. Leibovitch worked in the United States at Doubleday Books and Music Clubs as special advisor for new business development. From 1985 to 1989, he was the Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communications company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch is a graduate of the Hebrew University of Jerusalem with a bachelor of arts degree in economics and accounting and a masters degree in business administration specializing in finance and banking. Mr. Leibovitch is a Certified Public Accountant in Israel.

         JOSHUA LEVINBERG is a co-founder of Gilat and, since June 1999, serves as Senior Vice President for Business Development of Gilat, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GTH LA Antilles until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Business Development of Gilat. From 1985 to 1987, Mr. Levinberg held various positions, including Manager of System Development and Marketing Manager at the Israeli subsidiary of DSP Group Inc., a U.S. company specializing in digital signal processing. From 1979 to 1985, he worked in the Communications Engineering Department of Elrisa Ltd., a manufacturer of sophisticated weapons and communications systems. Mr. Levinberg is a graduate of Tel Aviv University, with a bachelor of science degree in electrical engineering and electronics. Amiram Levinberg, a Director, President and Chief Operating Officer of Gilat and Joshua Levinberg are brothers.

         WILLIAM I. WEISEL joined Gilat on December 18, 2001 as Vice President and General Counsel. Prior to joining Gilat, Mr. Weisel was the Legal Affairs Director, Israel for ADC Telecommunications Israel Ltd (April 1999-December
2001), Corporate Legal Counsel of Scitex Corporation Ltd (January 1995-March
1999), Legal Counsel for the logistics department of Scitex Corporation Ltd (October 1992-December 1994), was in private business in Israel (November 1987-September 1992), and an associate with the Law Offices of Shraga Biran (November 1986-November 1987). Prior to immigrating to Israel in April 1986, Mr. Weisel was an associate with Jeffer, Mangels, Butler & Marmaro from March 1982, and with Freeman, Freeman, Freeman & Hernand from January 1980 in Los Angeles, California. Mr. Weisel received a law degree in 1979 from Loyola Law School of Los Angeles and received a bachelors degree in 1976 from University of California, Los Angeles in political science.

         EREZ ANTEBI currently serves as Gilat's Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined Gilat in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining Gilat, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, from 1987 to 1989, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi received a bachelor of science degree and master of science degree in electrical engineering from the Technion - Israel Institute of Technology.

         NICK SUPRON joined Spacenet in January 2001 as President and Chief Executive Officer. Prior to joining Spacenet and since 1999, Mr. Supron was a private investor and management consultant. Between 1984 and 1999, he served in various positions with Gtech Corporation, commencing as a senior corporate consultant to the CEO and culminating as Senior Vice President of world-wide operations. From 1982 to 1984) Mr. Supron was a Senior Corporate Consultant for Tenneco Oil Company and he served as a senior project manager engineer between 1978 and 1980 for Brown & Root. Mr. Supron received a masters in business administration degree from Harvard Business School and a BSME from the Rice University in Houston.

         DAVID R. SHIFF joined Spacenet in December 1998 as Vice President of Sales and Marketing. Prior to joining Spacenet, Mr. Shiff spent 15 years with Hughes Network Systems, a division of Hughes Electronics. For the last two years, he served as Assistant Vice President, North American Sales, for the Satellite Networks Division of Hughes. Mr. Shiff holds a degree in mechanical engineering from the University of Wisconsin.

         ROBERT GIVENS joined Gilat in the Spring of 2000 as President of Gilat Europe. Prior to joining Gilat, Mr. Givens was employed by Global One Communications S.A. from 1996 until 2000, first as Chief Financial Officer and then as Executive Vice President and General Manager for Europe and Eastern Europe. From 1982 to 1996, Mr. Givens operated Profit Development, a transition management company he founded to provide temporary management for European and American companies undergoing corporate change. Prior to 1982, he held various management and financial positions with Groupe Chargeurs from 1977 to 1981, Corning Glass Works from 1976 to 1977, Fairchild Camera and Instrument Corp. from 1972 to 1976, SmithKline Beecham from 1970 to 1972 and Ford Motor Company from 1968 to 1970. Mr. Givens received a bachelor of science degree in finance from Miami University and a masters degree in international business administration from Columbia University and continued his studies in post graduate accounting at the Wharton School.

         GIORA ORON joined GTH LA Antilles in 1997 as Vice President, Operations and, in December 2000, became Chief Operating Officer. From 1992 to 1997 he was the General Manager for Espro Engineering (1992) Ltd., a company engaged in the design, production and marketing of portable digital audio guide systems based on voice compression technology. Between 1986 and 1992, Mr. Oron was the Chief Engineer for Voice of America, Israel, a plan for the installation and operation of the largest high frequency radio system in the world. From 1969 to 1984, Mr. Oron served in the Israel Defense Forces, Israeli Defense Forces where he attained the rank of Commander-Lieutenant Colonel. Mr. Oron holds a bachelor of science in electronic engineering from the Technion - Israel Institute of Technology.

         AMIT ANCIKOVSKY joined Gilat in 1999 as a Controller and, in 2000, became Chief Financial Officer of GTH LA Antilles. From 1997 to 1999, Mr. Ancikovsky served as deputy to a Vice President at Israel Discount Bank Ltd., Israel's third largest bank. From August 1996 to July 1997, he worked at the law office of Baratz, BarNatan, Gilat & Co. From 1988 to 1991, Mr. Ancikovsky served in the Israel Defense Forces, where he won an excellency award for his work on a team responsible for IT implementation. Mr. Ancikovsky holds a bachelor of arts in accounting and economics and a law degree, both from the Hebrew University of Jerusalem, as well as a master of science in accounting and finance from Tel Aviv University.

COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2000:

                                                      SALARIES, FEES, DIRECTORS' FEES,    PENSION, RETIREMENT
                                                           COMMISSIONS AND BONUSES        AND SIMILAR BENEFITS
                                                      --------------------------------    --------------------
All directors and officers as a group (24 persons*)              $5,696,962                    $1,707,214

------------
* including those directors and executive officers referred to in the table above and one officer who terminated employment in 2001 and excluding two officers who became officers in 2001.

         Through June 15, 2001, we had granted options under the Stock Option Plans to our then officers and directors for a total of 3,955,654 ordinary shares, of which 189,500 have been exercised. The number of options granted includes options for 3,340,354 ordinary shares which were cancelled by such officers and directors pursuant to the April 2001 Option Exchange Program described below, and for which a like number of options are expected to be issued by year end 2001, subject to shareholder consent to such grants in the case of two officers who are also directors. See "Stock Option Plans" below.

         By Board and shareholder action in July and August 1994, respectively, we authorized future bonuses to four of our executive officers, two of whom are also directors. Such bonuses shall be paid as follows: if our consolidated operating income (as defined in the resolution of the Board and the shareholders) in any year through December 31, 1999 is greater than $10 million, we will pay such officers an aggregate one-time bonus in NIS equal to $510,000, linked to the Israeli CPI (plus an amount equal to any taxes payable on such bonus). The bonus will be divided among them as set forth in resolutions of the Board and the shareholders' meeting. The bonus, which was to be paid as soon as practicable after the end of the year in which the operating income exceeded $10 million, was paid in 1998. By Board and shareholder action in June and August 1995, the Board was also authorized to grant annual bonuses to two officers who are also directors. In February and August 1997, the Board and the shareholders authorized an amendment to the annual bonus provision, to exclude merger and acquisition costs in calculating net profit for bonus purposes. In May and August 1999, the Board and shareholders authorized the grant of a bonus to an officer who is also a director in recognition of his efforts in completing the Offering. In February 2000, the Board resolved and, in November 2000, the shareholders approved the cancellation of loans to two officers who are also directors, the amendment of their employment agreements for salary and bonus adjustments and the grant of options which commence vesting over a three year period.

MANAGEMENT EMPLOYMENT AGREEMENTS

         Yoel Gat and Amiram Levinberg, two of our co-founders, are currently employed under employment agreements renewable annually on December 31 of each year. The employment agreements are subject to earlier termination by each officer upon 60 days' notice to us. The agreements provide, amongst other things, for an adjustment to the annual bonuses payable to Messrs. Gat and Levinberg under their employment agreements and Mr. Gat's agreement provides for a personal annual allowance benefit of $150,000 to cover personal expenses related to extended stays in the United States expected to result from the integration of Spacenet. Among other provisions, such agreements contain non-competition and confidentiality provisions.

BOARD COMPENSATION

         By resolution of the Board and the shareholders adopted in 1996, directors who are not executive officers receive annual compensation of $10,000 for their services on the Board or any committee thereof beginning in 1996. All of the non-management directors are reimbursed for their expenses for each Board meeting attended.

BOARD PRACTICES

         Directors are elected at the annual shareholders' meeting to serve until the next annual meeting of the shareholders and until their respective successors are elected and qualified. Our Articles of Association provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the Board). Our Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Law (the "Companies Law"). Officers of Gilat serve at the discretion of the Board or until their successors are appointed.

ALTERNATE DIRECTORS

         Our Articles of Association provide that a director may appoint, by written notice to our company, any individual (whether or not such person is then a member of the Board) to serve as an alternate director, subject to the consent of the Board if the alternate is not then a member of the Board. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, no alternate directors have been appointed.


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


OUTSIDE DIRECTORS AND AUDIT COMMITTEE

         Under the Companies Law, which became effective February 1, 2000, public companies are required to elect two outside directors, each of whom must meet specified standards of independence. This law applies to our company by virtue of it being registered under the laws of Israel and notwithstanding that our shares are listed for trading on a stock exchange outside of Israel. The outside directors may not have any economic relationship with us. Therefore, any person who was an employee of a company or had a commercial or professional connection with it including controlling shareholders, 25% shareholders and their relatives or employees cannot serve as outside directors.

         Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender.

         Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. Pursuant to regulations promulgated under the Companies Law, our three independent directors may be deemed to be outside directors.

         The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three members and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder (defined below), unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting at which an approval was granted.

         In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice.

         Our Audit Committee is comprised of Messrs. Tadmor and Tirosh and Ms. Kaufmann, and we believe it complies with the audit committee requirements under the Nasdaq National Market rules.

ADVISORY BOARD

         We have authorized an Advisory Board to be composed of senior members of the business and technology community with expertise in areas of our business, who will be expected to advise and assist us in determining and implementing our strategic course of action, as well as fostering contacts with potential customers for our products. There are currently no appointees to the Advisory Board.


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


EMPLOYEES

         As of April 15, 2001, we had approximately 1,435 full-time employees, including 228 employees in administration and finance, 134 employees in marketing and sales, 343 employees in engineering, research and development and 612 employees in manufacturing, operations and technical support. Of these employees, 640 employees were based in our facilities in Israel, 477 were employed in the United States, 97 in Europe and 221 in Asia, the Far East and other parts of the world. These numbers reflect a reduction since December 31, 2000 of approximately 500 employees worldwide, implemented as part Gilat's 2001 restructuring plan.

         We also utilize temporary employees, as necessary, to supplement our manufacturing and other capabilities. We believe that our relations with our employees are satisfactory.

         We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) ("Histadrut") and the Coordination Bureau of Economic Organizations (including the Manufacturers' Association of Israel) are applicable to Israeli employees by order (the "Extension Order") of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time.

         Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Our ongoing severance obligations are partially funded by making monthly payments to approved severance funds or insurance policies, with the remainder accrued as a long-term liability in our financial statements. In addition, Israeli employees and employers are required to pay specified sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.6% of wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. For Israeli employees, we contribute 13.33% to 15.83% (depending on the employee) of base wages to such plans and the permanent employees contribute 5% of base wages.

SHARE OWNERSHIP

         See table under Item 7: "Major Shareholders and Related Party Transactions" below.

STOCK OPTION PLANS

         In January 1993, we adopted the Stock Option Plan (Incentive and Restricted Stock Options) (the "1993 ISO/RSO Plan") and Section 102 Option/Restricted Stock Purchase Plan (the "1993 Section 102 Plan") (collectively, the "1993 Plans"). The 1993 Plans provide for the granting of options and/or rights to purchase (in the case of the 1993 Section 102 Plan) up to an aggregate of 318,500 ordinary shares to our officers, directors, key employees or consultants or any of our subsidiaries.

         In June 1995, we adopted the following plans, referred to together as the "1995 Plans":

         (i) the 1995 Stock Option Plan (Incentive and Restricted Stock Options) (the "1995 ISO/RSO Plan"), which currently provides for the granting of incentive and restricted stock options for the purchase of up to 3,940,000 ordinary shares (increased by 3,820,000 as a result of several resolutions of the Board of Directors, which were approved by the shareholders);


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


         (ii)   the 1995 Section 102 Stock Option/Stock Purchase Plan (the "1995
Section 102 Plan"), which provides for the granting of options to purchase up to 5,920,000 ordinary shares (increased by 4,300,000 as a result of resolutions of the Board in November 1999, May 2000 and March 2001); and

         (iii) the 1995 Advisory Board Stock Option Plan (the "1995 Advisory Board Plan"), which provides for the granting of options to purchase up to 150,000 ordinary shares.

         The purpose of the 1993 Plans and 1995 Plans is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat. In addition, the 1993 and 1995 ISO/RSO Plans are designed to afford qualified optionees certain tax benefits available under the United States Internal Revenue Code of 1986, as amended (the "Code"). The 1993 and 1995 Section 102 Plans are designed to afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance. The 1995 Advisory Board Plan is designed to allow for the granting of options to members of the Advisory Board. The 1993 Plans will expire on January 27, 2003 and the 1995 Plans will expire on June 29, 2005 (ten years after their adoption), unless terminated earlier by the Board.

         Each of the 1993 Plans and the 1995 Plans is administered by a Stock Option Committee appointed by the Board. The Stock Option Committee (comprised of Messrs. Gat, Levinberg and Ms. Kaufmann) has broad discretion, subject to certain limitations, to determine the persons entitled to receive options or rights to purchase under the 1993 Plans and 1995 Plans, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 1993 Plans and the 1995 Plans. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note.

         Stock options issued as incentive stock options pursuant to both the 1993 and 1995 ISO/RSO Plans will only be granted to the employees of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to both the 1993 and 1995 ISO/RSO Plans must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). The exercise price of restricted stock options issued pursuant to the 1993 and 1995 ISO/RSO Plans and the 1995 Advisory Board Plan must not be less than the lower of (i) 50% of the book value of the ordinary shares as of the end of the fiscal year immediately preceding the date of such grant or (ii) 50% of the fair market value per share of ordinary shares as of the date of the grant. The price per share under options awarded pursuant to the 1993 and 1995 Section 102 Plans may be any price determined by the Stock Option Committee.

         Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued. Ordinary shares as to which the rights associated with such shares have not vested will be held by a trustee designated by us.

         In April 2001, Gilat initiated a voluntary stock option exchange program for its employees (the "Option Exchange Program"). Under the program, employees of Gilat and its subsidiaries who have been granted options under Gilat's stock option plans were given the opportunity to cancel outstanding stock options previously granted to them in exchange for an equal number of new options to be granted at a future date pursuant to the terms of Gilat's Plans. The exercise price of these new options is equal to the fair market value of Gilat's ordinary shares as reported by Nasdaq on the date the options were granted. In November, 2001, the Company cancelled the old options and granted the new options under the Option Exchange Program. Options for a total of 6,443,668 ordinary shares were tendered for cancellation and were cancelled as of May 24, 2001.

         As of June 15, 2001, we granted options to purchase a total of 300,667 ordinary shares under the 1993 Plans (of which none were cancelled in the Option Exchange Program) and 8,537,754 ordinary shares under the 1995 Plans (of which options for 6,443,668 ordinary shares were cancelled in the Option Exchange Program) for an aggregate of 2,394,753 ordinary shares subject to options under such plans (after giving effect


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


to the cancellation of the options under the Option Exchange Program). The exercise prices for such options vary from $8.125 to $159.875 and all such options expire at various times from November 2003 to June 2011, to the extent not cancelled under the Option Exchange Program. Of such options, options to purchase 3,955,654 ordinary shares were granted to officers and directors (of which options for 3,340,354 ordinary shares were cancelled in the Option Exchange Program). As of June 15, 2001, options under the plans for a total of 846,681 shares have been exercised.

         In December 1992, we granted options outside of any stock option plan to two then officers. One officer, who has since again become an officer of Gilat, was granted an option to purchase 24,500 ordinary shares, at an exercise price of $0.33 per ordinary share, and the other was granted an option to purchase 33,333 ordinary shares at an exercise price of $12.00 per share, both on terms and conditions comparable to those provided for under the 1993 Plans. As of June 15, 2001, 33,333 none of these options have been exercised.

         In May 1999, the Board approved the establishment of a new stock option plan under Section 102 of the Israel Income Tax Ordinance with 500,000 ordinary shares to be reserved for issuance. Management was directed to prepare the plan and obtain the necessary regulatory approvals. The plan was approved by the shareholders at the 1999 annual meeting, but the request for regulatory approval was withdrawn and there are no current plans to activate the plan in the near future.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 15, 2001 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares, and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of Gilat. Except as disclosed below, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above, owns 1% or more of Gilat's outstanding share capital.

                                           NUMBER OF ORDINARY       PERCENT OF
                                           SHARES BENEFICIALLY   ORDINARY SHARES
NAME AND ADDRESS                                  OWNED            OUTSTANDING
----------------                           -------------------   ---------------
SES Americom(1).........................        4,308,000             18.44
Munder Capital Center(2)................        1,281,605              5.49
Joseph L. Harrosh(2) ...................        1,485,500              6.36
Amiram Levinberg........................          361,265              1.54
All officers and directors as a group
  (25 persons)(3).......................        1,287,584              5.51

------------
(1) Excludes 292,699 ordinary shares held indirectly by General Electric Company through various subsidiary companies, including mutual funds and pension trusts managed by General Electric Company.

(2)  Based on information available to Gilat.

(3) Includes 364,549 ordinary shares for which options to 12 executive officers are currently exercisable within 60 days but have not yet been exercised, but does not include 182,418 ordinary shares held by Discount Investment Corporation Ltd., an Israeli corporation, and 746,917 ordinary shares held by DIC Loans Ltd. ("DIC Loans"), an Israeli corporation. The DIC Loans are controlled by the Discount Investment Corporation, which is in turn controlled by IDB Development Corporation Ltd. ("IDBD"). Companies controlled by Oudi Recanati, Elaine Recanati, Leon Y. Recanati and Judith Yovel Recanati together beneficially own approximately 51.7% of the equity and voting power in IDB Holding Corporation Ltd. ("IDBH"), the parent of IDBD. Elaine Recanati is the aunt of Oudi Recanati, Leon Y. Recanati and Judith Yovel Recanati. Leon Y. Recanati and Judith Yovel Recanati are brother and sister. Leon Y. Recanati is Chairman of the Board of Directors and Chief Executive Officer of IDBH and Chairman of the Board of Directors of IDBD. Based on the foregoing, IDBH and IDBD, Discount Investment Corporation and Oudi Recanati, Elaine Recanati, Leon Y. Recanati and Judith Yovel Recanati, may be deemed to share with the Discount Investment Corporation and DIC Loans the power to vote and dispose of the ordinary shares held by such companies. For information with respect to a voting agreement and shareholders agreement entered into by certain shareholders, see "Related Party Transactions" below.


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


RELATED PARTY TRANSACTIONS

SHAREHOLDER REGISTRATION RIGHTS AGREEMENT

         On August 20, 1990, Gilat entered into a Preferred Stock Purchase Agreement with Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh and Gideon Kaplan (the "Founders"), Athena Venture Partners L.P. and certain related entities, DICFM, PEC Israel Economic Corporation ("PEC") and certain individual investors (the "Investors") under which the Investors invested a total of approximately $3.0 million in exchange for Gilat's Preferred Shares (which Preferred Shares were converted into ordinary shares at the time of Gilat's initial public offering). PEC has since transferred its shares to DIC Loans and DIC Loans has replaced PEC as a member of the Investors. In connection with such agreement, we entered into a Registration Rights Agreement pursuant to which, among other things:

         (i) we agreed that at any time after the earlier of February 28, 1994 or six months after the effective date of the first registration statement for our initial public offering of securities, the holders of at least 10% of the ordinary shares who were parties to the Preferred Stock Purchase Agreement could request that we file a registration statement for such shares (a "demand registration");

         (ii) we agreed to include the Founders' and Investors' ordinary shares in a registration proposed after one year following the first registration (a "company registration");

         (iii) we agreed to pay the expenses of a demand or company registration (subject to certain limitations); and

         (iv) the Founders and Investors agreed that during a period to be specified by us and the underwriter (but not more than one year) following the effective date of a registration statement for Gilat's securities, and to the extent requested by us and the underwriter, they would not directly or indirectly sell or offer the shares held by them, except ordinary shares included in such registration, provided that all officers and directors and all other persons with registration rights enter into a similar agreement.

         Under the Registration Rights Agreement, we agreed to indemnify each of the selling shareholders and any person who controls any of such shareholders, to the extent permitted by applicable law, against any losses arising from any alleged untrue statement of a material fact or any alleged omission of a material fact in the registration statement or the prospectus for our public offering in October 1995 or from any violation by Gilat of the Securities Act or the Exchange Act. Our indemnity does not cover any losses that arise from any alleged untrue statement or omission or violation made in reliance upon information provided to us by such selling shareholder. In addition, each of the selling shareholders agreed to indemnify us and our directors and officers against any losses arising from any information provided to us by such selling shareholder for use in the registration statement or the prospectus. We had obtained insurance covering our officers and directors and the selling shareholders to the extent permitted by law with respect to certain matters in connection with the registration statement and prospectus for the October 1995 offering.

TRANSACTIONS WITH MENTERGY

         In July 1996, we entered into an agreement with Mentergy (formerly named Gilat Communications Ltd.) under which Mentergy has been granted non-exclusive distribution rights to sell and provide technical support for our products in South Africa. In October 1997, we and Mentergy entered into a five-year marketing and purchase agreement (the "1997 Agreement") that replaced and terminated an earlier agreement entered into in 1996. Pursuant to the 1997 Agreement, Mentergy has been granted the exclusive right to market the lines of satellite communications products and related components and options, and to provide services with such products in Israel and areas controlled by the Palestinian Authority. Under the 1997 Agreement, Mentergy is required to meet certain annual minimum purchase requirements for each of three specified categories of our products, and during the initial term and any renewal term, Mentergy may not, without our prior written consent, engage in certain activities competitive with our business. If Mentergy satisfies the annual minimum purchase requirements, the parties are required to enter into good faith negotiations to renew


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


the 1997 Agreement three months prior to its expiration. In addition, under the 1997 Agreement, Mentergy was granted non-exclusive rights to distribute and sell our products worldwide when and only if sold as part of, or to be used in conjunction with, Mentergy's products.

         Throughout 2000, we sold approximately $291,898 in equipment to Mentergy for distribution and as a value-added reseller. The sales were in accordance with our standard sale terms and conditions. Certain of our officers, directors, principal and other shareholders are also shareholders of Mentergy.

SPACENET MERGER-RELATED AGREEMENTS

         In connection with our acquisition of Spacenet, we entered into a Merger Agreement and a series of related agreements. The parties to those agreements include GE Americom which as of June 15, 2001 holds approximately 18.44% of our outstanding ordinary shares. The terms of those agreements and of certain important provisions of the Merger Agreement are summarized below.

         POST-CLOSING AND OTHER ADJUSTMENTS. The Merger Agreement contemplates certain post-closing adjustments regarding the possibility of (a) our paying or receiving certain amounts in cash or (b) our issuing additional ordinary shares to GE Americom in respect of such adjustments. Most of the post-closing adjustments relate to an agreement between the parties that the net assets on the combined closing balance sheet of Spacenet and its subsidiaries should equal $85 million and that any shortfall or excess, as the case may be, should be addressed through post-closing adjustments. Other adjustments relate to the collection of accounts receivable, the sale of specified items of Spacenet inventory and the allocation of certain tax benefits. Pursuant to two settlement agreements entered into by the parties in December 1999, GE Americom paid us $25 million for post-closing adjustments and undisclosed liabilities related to the Merger and for reimbursement of expenses.

         GE AMERICOM EQUIPMENT PURCHASE COMMITMENT. GE Americom and certain of its affiliates were committed to purchase $37.5 million of our products through the end of 1999. GE Americom agreed to pay us a credit against service fees we owed to GE Americom under certain Satellite Transponder Service Agreements, equal to 40% of any shortfalls in this purchase commitment. As a result of this agreement, in 1999, GE Americom paid us $15 million.

         INDEMNIFICATION. Subject to the limitations set forth in the Merger Agreement, GE Americom has indemnified Gilat and Spacenet, and Gilat has indemnified GE Americom, from and against any losses arising from indemnified obligations. The indemnification obligations primarily relate to damages arising from breaches by the other party of representations and warranties under the transaction documents, as well as indemnities with respect to specified obligations of each of the parties. The indemnification obligations were narrowed as a result of the settlement agreements described above.

         THE TRANSITIONAL SERVICES AGREEMENT. Under the Transitional Services Agreement, in consideration of the issuance of 5,505 ordinary shares, GE Americom provided Spacenet and its subsidiaries, specified transitional services, including finance services, accounting services, purchasing services, cash management services, computer-related services, payroll processing services and other reasonably necessary services, through August 31, 1999.

         THE TRADEMARK AGREEMENT. Under the Trademark Agreement, General Electric Company agreed to grant to Gilat, in consideration of 72,496 ordinary shares, a non-exclusive worldwide license to use the GE symbol in connection with certain products sold by Spacenet, Gilat Europe (formerly named Spacenet
GmbH) and Spacenet BV and certain services performed by Gilat, Spacenet, Gilat Europe and Spacenet BV. The Trademark Agreement requires that Gilat and Spacenet adhere to certain specified permitted uses and standards of quality. The Trademark Agreement provides that Gilat will use the GE symbol only in connection with the specified products and services, including use in its packaging, labeling, general publicity, letterheads, signs and other forms of advertising, instructions books and other literature. In addition, the Trademark Agreement provides that Gilat will not use the GE symbol as part of a trade name. The term of the Trademark Agreement is three years and it may be renewed under certain circumstances for one additional year. Gilat has


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


agreed to indemnify General Electric Company for all claims arising out of the Trademark Agreement or the manufacture of products or performance of services by Gilat under the licensed mark.

         THE SHAREHOLDERS' AGREEMENT. At the time of the Spacenet acquisition, Yoel Gat, Amiram Levinberg, Joshua Levinberg, Shlomo Tirosh and Gideon Kaplan (collectively, the "Founders Group"), DICFM and PEC (collectively, the "IDB Group") and General Electric Company, GE Americom, General Electric Finance Holding GmbH and General Electric Plastics BV (for purposes of the following description, collectively, "GE") entered into a Shareholders' Agreement. PEC has since transferred its shares to DIC Loans and DIC Loans has replaced PEC as a member of the IDB Group.

         Under the Shareholders' Agreement, the Founders Group, the IDB Group and GE agreed to vote their ordinary shares in order that the Board of Directors of Gilat be comprised of seven members and in favor of the respective nominees of each of the groups to the following extent:

         o The Founders Group will be entitled to nominate three directors, as long as (i) the Founders Group collectively owns at least 30% of the ordinary shares owned by them when the Shareholders' Agreement was signed or (ii) at least one of the members of the Founders Group is serving as an employee of Gilat;

         o The IDB Group will be entitled to nominate two directors, as long as the IDB Group collectively owns at least 50% of the ordinary shares owned by them when the Shareholder's Agreement was signed or one director if the IDB Group owns between 25% and 50% of those shares; and

         o GE will be entitled to nominate two directors, as long as GE owns at least 50% of the ordinary shares owned by GE when the Shareholders' Agreement was signed or one director if GE owns between 33% and 50% of those shares.

         In addition, each of the shareholders has agreed that it will vote all of its ordinary shares in accordance with the recommendations of the Board of Directors in respect of any matter brought to a vote of the shareholders of Gilat, unless (i) the matter relates to certain significant merger, restructuring or other transactions or (ii) is directly and materially adverse to the interests of the shareholder. The shareholders have further agreed, for a period of three years, to vote in favor of the retention of Gilat's present senior executive officers in their respective offices.

         Under the Shareholders' Agreement, GE has agreed to certain "standstill" provisions, including agreements not to acquire any assets, businesses or properties of Gilat, or any ordinary shares which would result in GE being the beneficial owner of greater than 33% of the ordinary shares of Gilat, without the prior approval of the holders of a majority of the ordinary shares held by the Founders Group or the IDB Group.

         GE has also agreed not to solicit proxies, call any special meeting of shareholders of Gilat or propose any form of business combination involving Gilat. GE's standstill agreement is subject to a number of exceptions, including a release of any restrictions in the event of a bona fide third-party tender offer, or in the event that the Founders Group and the IDB Group no longer collectively hold at least 50% of the ordinary shares held by them at the time the Shareholders' Agreement was signed.

         Subject to certain exceptions, the Shareholders' Agreement also provides for restrictions on the transferability or pledge of the ordinary shares held by the GE parties for a period of three years from the date of the Shareholders' Agreement, including general restrictions on the disposition of ordinary shares to certain competitors of Gilat. In addition, the Shareholders' Agreement will generally provide for pro rata rights of first refusal for the other parties with respect to the transfer of any ordinary shares by any other affiliated party to any independent third party.

         THE REGISTRATION RIGHTS AGREEMENT. At the time of the Spacenet acquisition, the holders of the Registrable Securities (as defined below) were granted certain registration rights by Gilat. The "Registrable Securities" generally include the ordinary shares issued to GE and held by GE or any of its affiliates, or by any other person who is at such time a holder of Shares originally issued to GE and representing at least 5% of the


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


then outstanding ordinary shares. Gilat initially agreed to the immediate registration of all Registrable Securities solely in connection with the transfer of such shares to one or more affiliates of GE. The Registration Rights Agreement also provides for certain demand registration rights of GE and the holders of Registrable Securities. Gilat will not be required to effect any registration during the pendency of certain blackout periods. GE also has the right to participate (subject to certain limited exceptions) on a piggy-back basis in all registrations of Gilat's securities in connection with any offering of its securities. The Registration Rights Agreement provides that Gilat will indemnify the selling holders of Registrable Securities, and that the selling holders of Registrable Securities will indemnify Gilat, in each case, against certain liabilities and expenses, including liabilities under the Securities Act, or will contribute to payments that the other may be required to make in respect thereof.

         THE RIGHT OF FIRST REFUSAL AGREEMENT. Under the Right of First Refusal Agreement, GE Americom has granted to Gilat, for a period of three years, a limited right of first refusal to be the provider in respect of any proposal by GE Americom to obtain (i) any VSAT return channel equipment for broadcast network and (ii) any integration services for the incorporation of VSAT return channel equipment into a broadcast network. In addition, for a corresponding period, Gilat has agreed to grant to GE Americom a limited right of first refusal to be the provider in respect of any proposal by Gilat to obtain any additional space segment capacity on a communications satellite providing services within the United States. Gilat has also agreed that certain integration services performed by Gilat for GE Americom under the above-described right of first refusal will be at a discount of at least 20% from the price provided by the relevant third-party provider. Under the Right of First Refusal Agreement, GE Americom has agreed that if GE Americom commences offering GE*Star services, GE Americom will create a distribution program and will offer Gilat the right to become a world-wide distributor of GE*Star services for a three-year period pursuant to the program terms and conditions established by GE Americom. In addition, if GE Americom offers any third party an opportunity to become an exclusive distributor of GE*Star services in any territory, Gilat will generally be offered an opportunity to act as a co-exclusive distributor in such territory. If Gilat elects to become a distributor of GE*Star services, GE Americom will under certain circumstances provide Gilat a discount on all wholesale GE*Star services.

         THE SATELLITE TRANSPONDER SERVICE AGREEMENTS. Under the Satellite Transponder Service Agreements, GE Americom has agreed to provide to Gilat (i) certain protected services on four transponders on satellite GSTAR4 operated by GE Americom, (ii) certain protected services on one transponder on satellite GE-4 operated by GE Americom, (iii) certain protected services on three transponders on satellite GE-5, (iv) certain preemptible testing services relating to specified bandwidth and downlink EIRP on one transponder on satellite SN-3 operated by GE Americom, and (v) certain protected Ku-band service on portions of certain transponders on satellite GSTAR4 operated by GE Americom. The terms of the services provided under each of the Satellite Transponder Service Agreements are specified in each such agreement. Generally, the services will be provided until the earliest of the end of the life, date of replacement or failure of the relevant satellite, the date on which the relevant transponder fails or is preempted, or a specified termination date provided in each agreement. Except in the case of the agreement described in clause (iv) above, Gilat pays GE Americom a monthly recurring service charge (generally on a per-transponder basis) in accordance with a schedule provided in each agreement. Subject to certain exceptions, the Satellite Transponder Service Agreements provide for Gilat to indemnify GE Americom and certain affiliates for claims arising out of services provided thereunder.

         THE LETTER AGREEMENTS. Under the Transponder Letter Agreement dated September 25, 1998, GE Americom and Gilat have agreed, among other things, that
(i) Gilat would analyze Spacenet's current space segment use and requirements on or before December 31, 1998 and will take certain transponder capacity on GE Americom satellites at the prices set forth in the Spacenet Letter Agreement described below and (ii) Gilat will receive long-term fixed prices, which Gilat believes are competitive and certain rights of first refusal for additional space segment capacity. Pursuant to a separate letter agreement, dated September 25, 1998 (the "Spacenet Letter Agreement"), GE Americom will provide additional bandwidth and power as well as service protection levels to Spacenet to the extent there is insufficient bandwidth, power or protection levels available to accommodate existing customer requirements under Spacenet's existing transponder service agreements with GE Americom and third-party providers.


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


         THE TAX MATTERS AGREEMENT. On September 25, 1998, GE Americom, Spacenet, the Spacenet subsidiaries and Gilat entered into the Tax Matters Agreement in connection with the Merger Agreement. The Tax Matters Agreement provides for, among other things, the parties' responsibility for payment of taxes, filing of tax returns, and control of any audit or other tax proceeding relating to Spacenet and the Spacenet subsidiaries. The Tax Matters Agreement also contains representations, covenants and indemnities relating to general tax matters of the parties.

         The Merger was intended to qualify as a "tax-free" reorganization under
Section 368(a) of the Code. The Tax Matters Agreement contains representations and covenants of the parties relating to the tax-free nature of the Merger. In addition, GE Americom agreed to enter into a gain recognition agreement (the "GRA") with the Internal Revenue Service, in which under certain circumstances during the period ending at the end of the fifth full taxable year following the Merger, GE Americom will agree to recognize gain as if the Merger were taxable to GE Americom. In connection with the GRA, Gilat has agreed in the Tax Matters Agreement not to take certain actions, including, without limitation, the disposition of the stock of Spacenet and the disposition of "substantially all" of the assets of Spacenet and the Spacenet subsidiaries, if doing so would cause GE Americom to recognize gain under the GRA. The Tax Matters Agreement provides that Gilat, Spacenet and the Spacenet subsidiaries, on the one hand, and GE Americom, on the other, will indemnify the other party from any tax resulting from certain breaches of representations and covenants relating to the tax-free nature of the Merger. Each party's liability for purposes of such indemnification will be limited in certain respects pursuant to the terms of the Tax Matters Agreement.

         The Tax Matters Agreement provides that the amount of any cash that GE Americom has a right to receive under the Tax Matters Agreement or any other agreement related to the Merger will be reduced to the extent that the receipt of such amount would cause the fair market value of the cash and property other than ordinary shares received by GE Americom in connection with the Merger, in exchange for the stock of Spacenet, to exceed 25% of the fair market value of the ordinary shares delivered by Gilat to GE Americom at closing, subject to certain exceptions pursuant to the Tax Matters Agreement.

         The Tax Matters Agreement provides that, in certain circumstances, if the Merger is subject to tax pursuant to Section 367 or Section 368 of the Code (including, if GE Americom recognizes gain pursuant to the GRA), then GE Americom shall, subject to applicable U.S. and Israeli securities laws, be entitled to sell such number of ordinary shares reasonably necessary in the opinion of a nationally recognized investment bank to realize net proceeds equal to the amount of such tax plus the amount of any tax paid by GE Americom in connection with the sale by GE Americom of such ordinary shares.

STARBAND COMMUNICATIONS JOINT VENTURE

         In March 2000, we established a joint venture named StarBand Communications with MSN, EchoStar and ING, to provide broadband Internet access via satellite to residential, SOHO and small business customers in North America. MSN has entered into a master supply and services agreement with StarBand Communications for the supply of this Internet service, and we have entered into an agreement to support the performance by StarBand Communications of the supply agreement with MSN. For additional information see Item 4:
"Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; StarBand Communications."

RSTAR TRANSACTIONS

         In January 2001, following a tender offer, we became the owners of 51% of the outstanding shares of rStar, at a cost of approximately $51 million. In addition, certain officers and directors of Gilat hold an aggregate of 382,273 shares of rStar, including shares held in various trusts. In April 2001, we and our affiliates entered into an acquisition agreement with rStar, which the parties subsequently amended and restated in its entirety. The completion of the transactions contemplated by the acquisition agreement, as amended, will result in the acquisition by rStar, and funding of, certain aspects of Gilat's Latin America business, including its consumer Internet access initiative, and the increase of Gilat and its affiliates' ownership of rStar's outstanding common stock to approximately 80-85%. Also, following completion of these transactions, Gilat will designate a majority of rStar's directors and will, therefore, have the ability to


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


control rStar. For additional information, see Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances; Strategic Alliances and Joint Ventures; rStar."

SPACENET NOTES

         In April 2000, Spacenet issued notes to four trusts that were established for the benefit of family members of Yoel Gat, Amiram Levinberg, Joshua Levinberg and Yoav Leibovitch, respectively (the "Officers"). These notes were issued in consideration for the payment of principal amounts ranging between $159,091 and $318,182; they carry a 5% annual interest and are due in April 2005. Each note is convertible at a predetermined conversion price. Conversion is at the option of the holders at any time prior to maturity, into a number of up to between 1.81% and 3.63% of the issued and outstanding share capital and vested options of StarBand Communications (including the amount of such share capital and vested options already held by the note holder). The Officers expressly disclaim beneficial ownership of the shares issuable upon conversion of the notes.

ITEM 8:  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

         See Item 18: "Financial Statements."

EXPORT SALES

         Gilat's manufacturing facilities are based in Israel. Most of our products are exported out of Israel. For information on Gilat's revenues breakdown by geographic market for the past three years, see Item 5: "Operating and Financial Review and Prospects."

LEGAL PROCEEDINGS

         We are a party to various legal proceedings incident to our business, most of which were assumed in our acquisitions and are still the subject of various indemnities obtained in such acquisitions. Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate, would have a material adverse effect on our business, financial condition or operating results.

         On January 4, 1999, Gilat Satellite Networks, Inc. was named as a defendant in an action filed in the Circuit Court for Montgomery County, Maryland, entitled Hughes Network Systems v. David Shiff, Sheldon Revkin, and Gilat Satellite Networks, Inc. Plaintiff Hughes Network Systems sought to enjoin Sheldon Revkin and David Shiff from working for Gilat in its Spacenet operations, and to enjoin Gilat from employing them for a limited period of time. On July 9, 1999, Hughes Network Systems voluntarily withdrew the complaint and amended the complaint thereby terminating the action.

         On May 8, 2000, Gilat Satellite Networks Ltd. and Spacenet Inc. were named as defendants in an action filed in the United States District Court for the District of Maryland, entitled Hughes Electronics Corporation v. Gilat Satellite Networks Ltd. and Spacenet Inc. Plaintiff Hughes Electronics Corporation (the parent of Hughes Network Systems) alleged the infringement of four patents and sought to enjoin further alleged infringement. On September 28, 2001, the parties reached a final settlement. The terms of the settlement do not create any material liability on the part of Gilat.

         On July 26, 2000, Gilat Satellite Networks Ltd. and StarBand Communications were named as defendants in an action filed in the United States District Court for the Eastern District of New York. Plaintiff, GlobeComm Systems, alleges the infringement of a patent, and seeks to enjoin further alleged infringement. Gilat Satellite Networks Ltd. and StarBand Communications have denied GlobeComm Systems' allegations. Gilat Satellite Networks Ltd. and StarBand Communications have counter-claimed for declaratory relief. Currently, this action is in the discovery phase. We intend to vigorously defend against these claims. We do not believe we are infringing the patents. However, the litigation may continue for an extended period and, regardless of the outcome of the litigation, may require the expenditure of significant sums for legal fees, experts and other related costs, and may materially adversely affect our business, financial condition and operating results. Although we believe the plaintiff's claims to be without merit,if the plaintiff is successful, we might be required to pay license fees for using the patented technology. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license could cause us to incur substantial liabilities and to suspend the manufacture of the products that utilize the patented technology. In addition, we may be required to redesign our products so as not to use the patented technology. Such redesign, if possible, could result in substantial delays in marketing our products as well as significant costs. We intend to vigorously defend against these claims.

         On June 5, 2001, Gilat was named as a defendant in an action filed in the Santa Clara County Superior Court by BroadLogic Network Technologies Inc ("BroadLogic"). On June 11, 2001, Gilat was named as a defendant in an action filed in the District Court of Tel Aviv, Israel by Terayon Ltd. (formerly Combox Ltd.) ("Terayon"). Each of these claims allege Gilat's breach of contract in connection with purchase orders made by Gilat. BroadLogic is claiming it is owed approximately $2.8 million and Terayon is claiming it is owed approximately $2.4 million. We do not believe that we are in breach of these contracts and intend to vigorously defend against these claims. On June 12, 2001, we received a letter from a supplier, Celeritek, Inc., demanding payment of approximately $6.1 million, in response to our termination of certain purchase orders. We do not believe that this claim has merit.

         On October 2, 2001, Gilat, Gilat to Home Latin America N.V., rStar Corporation, Yoel Gat, Giora Oron and 100 John Does were named as defendants in an action filed in the Orange County Superior Court in California. Plaintiff, STM Wireless Inc. alleges unfair competition and slander in connection with the award of a tender to perform work for OSIPTEL/FITEL, a governmental telecommunications entity in Peru. The suit involved claims in connection with an injunction issued in Peru against OSIPTEL ordering it to suspend the effects of issue of the concession under the tender awarded to Gilat. An answer to the complaint on behalf of Gilat was filed on December 17, 2001. We intend to aggressively defend this suit.

         In addition, from time to time, we may be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Gilat's business, financial condition and operating results.

         We cannot assure that additional infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

         We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.


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


DIVIDENDS POLICY

         We have never paid cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings for use in our business. We have decided to reinvest permanently the amount of tax exempt income derived from our "Approved Enterprises" and not to distribute such income as dividends. See notes 11 and 13 of the notes to consolidated financial statements included in this annual report on Form 20-F. We may only pay cash dividends in any fiscal year out of "profits," as determined under Israeli law. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

         In the event we declare dividends in the future, we will pay those dividends in NIS. Because exchange rates between NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to currency fluctuation between the date when the dividends are declared and the date the dividends are paid.

SIGNIFICANT CHANGES

         In March 2001, Gilat announced a restructuring plan that involves, among other things, reduction in workforce world-wide, streamlining physical facilities and moving to a wholesale model for the international consumer segment. In connection with this restructuring, we recorded in the first quarter of 2001 restructuring charges of approximately $10 million. The restructuring cost primarily consisted of employee termination benefits, compensation to a certain supplier and costs associated with termination of certain lease commitments.

ITEM 9:  THE OFFER AND LISTING

         Our ordinary shares are quoted on the Nasdaq National Market under the symbol "GILTF." The following table sets forth, for the periods indicated, the range of high and low closing sale price for the ordinary shares, as reported by
Nasdaq:


                                                 PRICE
                                        ----------------------    AVERAGE DAILY
                                          HIGH          LOW       TRADING VOLUME
                                        --------      --------    --------------
YEAR ENDING DECEMBER 31, 1997:          $ 40.500      $ 26.625        120,344
YEAR ENDING DECEMBER 31, 1998:          $ 56.375      $ 22.500        165,016
YEAR ENDING DECEMBER 31, 1999:

   First Quarter...................     $ 63.000      $ 52.250        246,344
   Second Quarter..................     $ 60.750      $ 47.125        259,682
   Third Quarter...................     $ 62.375      $ 42.313        243,266
   Fourth Quarter..................     $121.250      $ 43.063        336,328

YEAR ENDING DECEMBER 31, 2000:

   First Quarter...................     $172.000      $103.500        433,984
   Second Quarter..................     $124.125      $ 68.563        378,984
   Third Quarter...................     $ 89.938      $ 68.688        233,381
   Fourth Quarter..................     $ 75.313      $ 25.500        506,111


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



                                                 PRICE
                                        ----------------------    AVERAGE DAILY
                                          HIGH          LOW       TRADING VOLUME
                                        --------      --------    --------------
YEAR ENDING DECEMBER 31, 2001:

   First Quarter...................     $ 41.625      $ 11.500        691,984
   Second Quarter (to June 15, 2001)    $ 15.500      $  9.590        451,377

MOST RECENT SIX MONTHS:

      December                          $ 41.938      $ 25.500        513,500
      January                           $ 40.438      $ 24.000        573,238
      February                          $ 41.625      $ 33.875        367,842
      March                             $ 38.000      $ 11.500      1,085,273
      April                             $ 13.990      $  9.590        494,050
      May                               $ 15.500      $ 12.270        483,227


         As of June 15, 2001, there were 136 record holders of ordinary shares, of which 113 represented U.S. record holders owning an aggregate of approximately 96.4% of our outstanding ordinary shares.

ITEM 10: ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

         Gilat Satellite Networks Ltd. is an Israeli company registered with the Israel companies register, registration no. 52-003893-6.

         The Israeli Companies Ordinance (New Version), 5743-1983, mandated that an amendment to a company's memorandum of association may only be adopted by the affirmative vote of 75% of the ordinary shares present and voting at a general meeting of the shareholders. The Companies Ordinance was replaced by the new Israeli Companies Law, which became effective February 1, 2000, and superseded most of the provisions of the Ordinance except for certain provisions, which relate to bankruptcy, dissolution, liquidation of companies and pledges of companies' assets. The Companies Law no longer requires a newly incorporated company to include in its incorporation documents a memorandum of association. Companies that were incorporated prior to the effective date of the Companies Law may amend their memorandum of association to authorize future amendments to the memorandum of association by any required voting.

         On November 9, 2000, Gilat's shareholders approved an amendment to Gilat's Memorandum of Association, by adding a provision that will authorize Gilat to amend its Memorandum of Association by the affirmative vote of a majority of the ordinary shares present and voting at the meeting. This amendment to the Memorandum of Association is included as an exhibit to this annual report on Form 20-F.

GENERAL AMENDMENTS AND CHANGE IN TERMINOLOGY

         The Companies Law uses certain terminology, which is different than the terminology used by the Ordinance. Accordingly, there are changes to some of the terminology used throughout the Old Articles, including the following: (i) while the Old Articles referred to "Members" in the context of shareholders of Gilat, the Amended Articles pursuant to the Companies Law refer to "Shareholders"; (ii) all references to the Ordinance in the Old Article 2 are replaced by references to the Companies Law; (iii) the Companies Law no longer requires a "Special Resolution" (75% of shares voting and present) in connection with certain corporate actions, such as an increase in the authorized share capital, a modification of share rights, a cancellation of share capital, or the conversion of share capital into stock, thus all references in the Old Articles to "Special Resolutions" were replaced with "Ordinary Resolutions," which require only a majority of the shares voting and present in a general meeting of shareholders of Gilat; and (iv) the Companies Law substituted the term "Extraordinary General Meeting of Shareholders" with the term "Special General Meeting," thus all references in the Old Articles to the term "Extraordinary General Meeting" were replaced with references to "Special General Meeting."

AMENDMENTS OF THE ARTICLES

         The Ordinance mandated that any amendment of a company's articles of association shall be adopted by a Special Resolution (which required the vote of 75% of the shares represented at the meeting and voted). Under the Companies Law, a company may amend its articles of association by the affirmative vote of a majority of the shares voting and present at the general meeting of shareholders or by a different voting if so provided by the company's articles of association. Article 3 of the Amended Articles provides that the Amended Articles may be amended by an Ordinary Resolution, if the amendment is recommended by the Board of Directors and, in any other case, by a resolution approved by the holders of at least 75% of the shares represented at the General Meeting and voted thereon.

COMPANY'S PURPOSE

         Under the Companies Law, a company may define its purposes as to engage in any lawful business and may broaden the scope of its purposes to the grant of reasonable donations for any proper charitable cause, even if the basis for any such donation is not dependent upon business considerations. In light of this requirement, Article 3A of the Amended Articles provides Gilat's purpose is to engage in any business permitted by law and that the Gilat can also grant reasonable donations for any proper charitable cause.

QUORUM AT GENERAL MEETINGS

         To achieve administrative convenience for the conduct of the business of the meetings of shareholders, Article 6(b) of the Amended Articles amends the required quorum for any class meeting to two or more shareholders present in person or by proxy and holding at least thirty-three and one-third percent
(33 1/3%) of the issued shares of such class.

REPURCHASE OF SHARES

         Prior to the Companies Law, a company incorporated in Israel was generally prohibited from repurchasing its own shares. In contrast, the Companies Law, subject to certain limitations, allows companies under certain circumstances to repurchase their own shares. Article 10(b) of the Amended Articles thus provides that Gilat may at any time, and from time to time, subject to the Companies Law, purchase back or finance the purchase of any shares or other securities issued by Gilat, in such manner and under such terms as the Board of Directors shall determine, whether from one or more shareholders. Such purchase shall not be deemed a payment of dividends and no shareholder will have the right to require Gilat to purchase its shares or offer to purchase shares from any other shareholders.

RECORD DATE FOR NOTICES OF GENERAL MEETING AND OTHER ACTION

         Under the Old Articles, the Board of Directors could set a record date for the purpose of a shareholder vote or other actions between ten and sixty days before the date of the meeting or other actions. Under the Companies Law, for the purpose of a shareholder vote, the record date can be set at a date which is between four and twenty-one days (and, for companies traded outside of Israel, between four and forty days) before the date of the meeting. Article 20 of the Amended Articles therefore provides that the Board of Directors may set in advance a record date, which shall not be more than forty nor less than four days before the date of such meeting (or any longer or shorter period permitted by law).


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


NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

         The Companies Law provides that a company whose shares are traded on an exchange must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles provide that a notice need not be sent. Under the Old Articles, notice of general meetings was generally given at least seven days except for general meetings where "Special Resolutions" were proposed, for which notice of 21 days was required. Accordingly, Article 25(a) of the Amended Articles is amended to provide that not less than 21 days' prior notice shall be given to shareholders of record of every general meeting. It further provides that notice of a general meeting shall be given in accordance with any law and otherwise as the Board of Directors may determine. In addition, Article 25(c) of the Amended Articles provides that no shareholder present, in person or by proxy, at the commencement of a General Meeting shall be entitled to seek the revocation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

SPECIAL GENERAL MEETINGS

         The Companies Law provides that a special meeting of shareholders must be called by a corporation upon the written request of (i) two directors, (ii) one or more shareholders who hold(s) at least 5% of the issued share capital and at least 1% of the voting power of the corporation or (iii) one or more shareholders who have at least 5% of the voting power of the corporation. Within 21 days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than 35 days after notice has been given to the shareholders. Article 24 of our Amended Articles provides that the Board of Directors may call a special meeting of the shareholders at any time and shall be obliged to call a special meeting as specified in the Israeli Companies Law.

QUORUM OF AN ADJOURNED GENERAL MEETING

         Article 26(c) of the Amended Articles changed the quorum requirement for an adjourned Special General Meeting, which was called at the requisition of shareholders pursuant to Section 63 of the Companies Law, to the presence of the holders of the number of shares necessary to make the requisition. It provides that one or more shareholders, present in person or by proxy and holding the number of shares required for making such requisition under the Companies Law, shall constitute a quorum.

ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

         The Old Articles provided that questions submitted to a General Meeting shall be decided by show of hands, but if a written ballot is requested by a shareholder, then the votes will be counted by a written ballot. Article 28(b) of the Amended Articles cancels the option of voting by show of hands and provides for voting by a written ballot only. In addition, Article 28(c) provides that the declaration of the Chairman of the Meeting as to the results of a vote are not considered to be conclusive, but rather prima facie evidence of the fact in accordance with the Companies Law.

VOTING POWER

         The definition of "Shareholder" under the Companies Law includes, in addition to record shareholders and holders of share certificates, beneficial shareholders whose shares are held through an "exchange member" and held of record by a "nominee company," as such terms are defined under the Companies Law. Article 31 of the Amended Articles conforms to the new definition in the Companies Law by recognizing such beneficial shareholders.

ALTERNATE DIRECTORS

         Under the Companies Law an existing member of the board (either as an alternate director or as a director) cannot be appointed as an alternate director. Accordingly, Article 45 of the Amended Articles omits all references to the appointment of an alternate director who already serves on the Board of Directors.

MEETINGS OF THE BOARD OF DIRECTORS

         Consistent with the Companies Law, Article 46(b) of the Amended Articles is amended to provide that no director present at the commencement of a meeting of the Board of Directors shall be entitled to seek the revocation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the time or the place thereof.

CHAIRMAN OF THE BOARD OF DIRECTORS

         The Companies Law provides that the Chairman of the Board of a company shall have a casting vote in the event of a tied vote, unless the company's Articles of Association provides otherwise. Article 48 of the Amended Articles provides that neither the Chairman nor the Co-Chairman of the Board shall have a casting or additional vote.

POWERS OF CHIEF EXECUTIVE OFFICER

         The Companies Law provides that transactions between a company and its "office holders," which are not "extraordinary transactions" (an extraordinary transaction is a transaction which is not in the company's ordinary course of business, or not at market terms or that may materially affect the company's profitability, assets or liabilities), require the approval of the Board of Directors, unless another manner of approval is provided by the articles of association. See Item 10: "Additional Information - Approval of Related Party Transactions under Israeli Law." Accordingly, to provide Gilat's Chief Executive Officer flexibility in hiring officers (other than directors), Article 50(b) of the Amended Articles authorizes Gilat's Chief Executive Officer to appoint the officers and employees of Gilat's and to determine their remuneration as long as the Board of Directors did not do so and provides further that the remuneration of the four highest salaried personnel of Gilat shall be approved by either the Board of Directors, the Audit Committee or the Compensation Committee.

EXEMPTION, INDEMNITY AND INSURANCE

         Article 68 of the Old Articles was replaced in its entirety by Articles 68-68C of the Amended Articles to adjust to the changes in the provisions governing limitations on directors' and officers' liability under the Companies Law.

BORROWING POWERS

         Article 35(b) of the Amended Articles states that the Board of Directors may, from time to time, at its discretion, cause Gilat to borrow or secure the payment of any sum or sums of money, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit.

MERGERS

         The Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) have voted against the merger. To adjust to the new standards of regular majority vote as provided by the Companies Law, Article 69A of the Amended Articles provides that shareholder approval of mergers will be by an Ordinary Resolution.


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


DESCRIPTION OF SHARE CAPITAL

TRANSFER OF SHARES AND NOTICES

         Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless such transfer is restricted or prohibited by another instrument. Each shareholder of record is entitled to receive at least seven calendar days' prior notice of an ordinary shareholders' meeting and at least 21 calendar days' prior notice of any shareholders' meeting in which a special or extraordinary resolution is to be adopted.

FOREIGN OWNERSHIP

         Gilat's Memorandum and Articles of Association do not restrict in any way the ownership of ordinary shares by nonresidents of Israel and neither the Memorandum of Association nor Israeli law restricts the voting rights of nonresidents of Israel.

ELECTION AND REMOVAL OF DIRECTORS

         Under our Articles of Association, the ordinary shares do not have cumulative voting rights in the election of directors. A director is not required to retire at a certain age and need not be a shareholder of Gilat. Under the Companies Law, a person cannot serve as a director if convicted of certain offenses or been declared bankrupt. Article 39 of our Amended Articles provides that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove a director from office (for any reason), to elect directors instead of the directors so removed or to fill any vacancy, however created, in the Board of Directors. The directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the Board of Directors, except that if the number of directors then in office at the time of such vacancy constitutes less than a majority of the entire Board, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action.

DISTRIBUTION OF DIVIDEND AND LIQUIDATION RIGHTS

         Ordinary shares are entitled to the full amount of any cash or share dividend declared. In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings. Such right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by a special resolution of the shareholders.

         Under the Companies Law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends as calculated under the Companies Law. In any distribution of dividends, the Board of Directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent Gilat from meeting its existing and foreseeable obligations as they become due.

         Generally, pursuant to the Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the Board of Directors. While the Old Articles provided that the Board of Directors has the authority to determine the amount and time for payment of interim dividends and the General Meeting of shareholders had the authority to approve final dividends, Article 52 of the Amended Articles provides that the Board of Directors will have such authority as to both interim and final dividends.

MODIFICATION OF CLASS RIGHTS

         The rights attached to any class of shares (unless otherwise provided by the terms of issue of such class), such as voting, dividends and the like, may be varied with the written consent of the holders of three-fourths of the issued shares of the class, or with the adoption of a special resolution passe at a separate general meeting of the holders of the shares of such class.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

         The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. Under the Companies Law, an "office holder" is a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

         An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care which a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (1) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (2) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding the exploitation of any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

         The individuals listed as directors or executive officers in the table in Item 6: "Directors, Senior Management and Employees" above would be considered office holders. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our Board of Directors, provided, however, that it was not an extraordinary transaction under the Companies Law (in which case additional approval of the Audit Committee is required) and, provided further, that there are no other special requirements under the company's Articles of Association. The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders. All arrangements as to indemnification, insurance and exemption of office holders require approval of our Board of Directors and Audit Committee.

         The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms or likely to have a material impact on our profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

         Some transactions, actions and arrangements involving an office holder, or a third party in which an office holder has a personal interest, must be approved by the board of directors or as otherwise provided for in the company's articles of association, provided that such actions or arrangements are not an extraordinary transaction. An director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless a majority of members of the board or of the audit committee attending such meeting has a personal interest in such matter.

         The Companies Law also provides that an extraordinary transaction between a public company and a controlling shareholder, or a transaction in which a controlling shareholder of the company has a personal interest, but which are between a public company and another entity, or the terms of compensation of a controlling shareholder, if he is an employee of the company, and the terms of office of a controlling shareholder if he is an officer of the company must be approved by the audit committee, the board of directors and the shareholders.

         The shareholder approval for any of the transactions specified in the preceding paragraph must include at least one-third of the shareholders who have no personal interest in the transaction and are present in person or by proxy at this meeting, without taking abstentions into account. The transaction can be approved by the shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than 1% of the voting rights in the company. In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company.

         The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is another person holding at that time more than 50% of the voting rights of the company.

         Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded either outside of Israel or both in and outside of Israel if, pursuant to the applicable foreign securities laws and stock exchange rules, there is a restriction on the acquisition of any level of control of the company or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

INDEMNIFICATION OF DIRECTORS AND OFFICERS UNDER ISRAELI LAW

         The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

         The Companies Law provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

         o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

         o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach of its consequences; or

         o any act or omission done with the intent to derive an illegal personal benefit; or any fine levied against the office holder as a result of a criminal offence.

         In order to allow indemnification in advance for office holders under the Articles of Association as described, our shareholders shall be required to amend our Articles of Association to include the following provisions:

         o a provision authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the Board of Directors deems to be anticipated and limited to an amount determined by the Board of Directors to be reasonable under the circumstances; and

         o a provision authorizing us to retroactively indemnify an office holder.

         In addition, pursuant to the Companies Law and our Articles of Association, indemnification of and procurement of insurance coverage for our office holders must be approved by our Audit Committee and our Board of Directors and, in specified circumstances, by our shareholders.

         We provide indemnification to our office holders to the fullest extent permitted by law. Our Articles of Association include a provision to the effect that, to the extent permitted by the Companies Law, we may (i) procure insurance for or indemnify any office holder, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the Audit Committee and otherwise as required by law and (ii) procure insurance for or indemnify any person who is not an office holder, including, without limitation, any employee, agent, consultant or contractor who is not an office holder. We have obtained directors' and officers' liability insurance covering our officers and directors and those of our subsidiaries for certain claims.

MATERIAL CONTRACTS

         During 2000, Gilat established the StarBand Communications joint venture and entered into agreements concerning GTH LA Antilles and rStar. See
Item 4: "Information on the Company - Marketing, Distribution and Strategic Alliances."

ISRAELI FOREIGN EXCHANGE REGULATIONS

         We are permitted to pay in Israeli and non-Israeli currency dividends to holders of our ordinary shares; and any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up. If we make any payments in Israeli currency, these payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

ISRAELI TAXATION

         The following is a short summary of certain Israeli tax consequences to persons holding our ordinary shares. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

         Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Gilat is required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel (the "Treaty"), the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the Treaty) is 25%.

         Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, gains from sales of the ordinary shares of Gilat are exempt from Israeli capital gains tax for so long as (i) the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat qualifies as an Industrial Company or Industrial Holding Company under the Law for Encouragement of Industry (Taxes), 1969. In addition, under the Treaty, a holder of ordinary shares who is a U.S. resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless such holder owns, directly or indirectly, 10% or more of the voting power of Gilat.

         A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

         Israel presently has no estate or gift tax.

         On July 26, 2000 the Government of Israel published a legislative proposal which adopted the recommendations of a special committee of the Israeli Ministry of Finance regarding reform of the Israeli tax laws. The proposed legislation includes, among other things, the application of a general tax rate, for individual Israeli and foreign investors, of up to 25% on capital gains recognized in Israel. Implementation of


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


this proposal requires legislation by the Israeli legislature ( the "Knesset"). There is no certainty that the Knesset will adopt the recommendations of the committee in whole or in part.

U.S. TAXATION

         The following discussion is a general summary of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) of ordinary shares, who hold such instruments as capital assets (generally, property held for investment). This summary is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations in effect as of the date of this annual report. All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

         o     life insurance companies;

         o     dealers in stocks or securities;

         o     financial institutions;

         o     tax-exempt organizations;

         o     persons subject to the alternative minimum tax;

         o persons holding their shares as part of a straddle, hedging, conversion or integrated transactions;

         o     persons having a functional currency other than the U.S. dollar;
               or

         o direct, indirect or constructive owners of 10% or more of the outstanding voting shares of Gilat.

         EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ITS HOLDINGS, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

         As used herein, the term "U.S. Holder" means a holder of an ordinary share who is:

         o     an individual citizen or resident of the United States;

         o a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

         o a partnership created or organized in or under the laws of the United States or any political subdivision thereof, except to the extent otherwise provided by U.S. Treasury regulations;

         o an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

         o a trust if (i) (A) a U.S. court is able to exercise primary supervision over the trust's administration and (B) one or more U.S. persons have the authority to control all of the trust's substantial decisions, or (ii) (A) it was in existence on August 20, 1996, (B) it was properly treated as a U.S. person on and before that date, and (C) it validly elected to continue to be so treated.

DIVIDENDS PAID ON ORDINARY SHARES

         A U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares (including the amount of any Israeli taxes withheld) to the extent that such distributions are paid out of Gilat's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of Gilat's earnings and profits as so determined will be applied against and will reduce the U.S. Holder's tax basis in its ordinary shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such ordinary shares. Gilat's dividends will not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations. Dividends paid in NIS (including the amount of any Israeli taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

         Any dividends paid by Gilat to a U.S. Holder on the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, as modified by the Treaty, U.S. Holders may elect to claim a foreign tax credit against their tentative U.S. federal tax liability for Israeli income tax withheld from dividends received on ordinary shares. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on ordinary shares if such U.S. Holder has not held the ordinary shares for a minimum period or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. The rules relating to the determination of the foreign tax credit are complex, and each U.S. Holder should consult with its tax advisor to determine whether and to what extent it is entitled to such credit. U.S. Holders who do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which the U.S. Holder elects to do so with respect to all foreign income taxes.

DISPOSITION OF ORDINARY SHARES

         Upon the sale or other disposition of ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder's adjusted tax basis in the ordinary shares disposed of. Gain or loss upon the disposition of ordinary shares will be long-term if, at the time of the disposition, the U.S. Holder's holding period for the ordinary shares disposed of exceeds one year. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate than ordinary income. The deductibility of capital losses by a U.S. Holder is subject to limitations.

         In general, any gain recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income for U.S. foreign tax credit purposes. However, pursuant to the Treaty, gain from the sale or other disposition of ordinary shares by a holder who is a U.S. resident (for Treaty purposes) and who sells the ordinary shares in Israel may be treated as foreign source income for U.S. foreign tax credit purposes. Any loss on the sale or other disposition of ordinary shares may be required to be allocated against foreign source income for U.S. foreign tax credit limitation purposes.

PASSIVE FOREIGN INVESTMENT COMPANY

         Special U.S. federal income tax rules apply to U.S. Holders owning shares of a so-called "passive foreign investment company" ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income consists of certain types of passive income, or 50% or more of the average value of its assets consists of "passive assets" (generally, assets that generate passive income). Based upon an analysis of Gilat's financial position, Gilat has not ever been a PFIC and does not expect to become a PFIC for its current taxable year. While Gilat intends to manage its business so as to avoid PFIC status, to the extent consistent with its other business goals, no assurances can be made that the business plans of Gilat will not change in a manner which affects its PFIC status determination. If Gilat were classified as a PFIC, a U.S. Holder could be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions."

BACKUP WITHHOLDING

         A U.S. Holder may be subject to backup withholding with respect to dividends on, and the proceeds of dispositions of, ordinary shares. In general, backup withholding will apply to a U.S. Holder only if the U.S.

Holder fails to comply with certain identification procedures or fails to report properly payments of dividends. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is furnished to the Internal Revenue Service.

DOCUMENTS ON DISPLAY

         We file reports and other information with the SEC. These reports include certain financial and statistical information about us, and may be accompanied by exhibits. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also visit us on the World Wide Web at www.gilat.com.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

         The currency of our primary economic environment is the dollar. However, we have balances and activities in other currencies. We are therefore exposed to market risks arising from changes in currency exchange rates. We are also exposed to market risks arising from changes in interest rates.

EXCHANGE RATE RISK MANAGEMENT

         Our functional currency and that of most of our subsidiaries is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in each currency other than the dollar ("Balance Sheet Exposure"). We strive to limit our exposure through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable.

         The table below details the balance of the Balance Sheet Exposure by currency:

                                                               DECEMBER 31, 2000
                                                               -----------------
                                                                 (IN THOUSANDS)
         LIABILITIES - SHORT TERM
         Variable rate debt:

         In NIS                                                     6,143
         Weighted average interest rate                              8.8%

         In other currencies                                          556
         Weighted average interest rate                              6.5%


       In addition, we pay for the purchase of certain components of our products in Japanese yen. As a result, an increase in the value of the Japanese yen in comparison to the dollar could increase the cost of revenues. We have entered into an agreement with our principal Japanese supplier in an effort to reduce the effects of fluctuations in the exchange rate, although there can be no assurance that such agreement will effectively eliminate our Japanese yen exposure.

INTEREST RATE RISK MANAGEMENT

         Due to the existence of assets and liabilities with different interest rates and maturity dates, we are exposed to changes in interest rates.

         The table below details the Balance Sheet Exposure by currency and interest rates:

                                                           EXPECTED MATURITY DATES
                                          ---------------------------------------------------------
                                                                           2003 AND       MATURITY
                                             2001             2002        THEREAFTER      UNKNOWN
                                          ----------       ----------     ----------     ----------
                                                               (IN THOUSANDS)
ASSETS:
Short-term - in U.S. dollars:                    303
Fixed rate                                      5.52%
Weighted interest rate

Long-term - in U.S. dollars:                  34,000            2,060          3,090
Fixed rate
Weighted interest rate                         5.76%            LIBOR          LIBOR

Long-term loans - in U.S. dollars:                             40,000
Weighted interest rate                                             5%

LIABILITIES:
1)   Long-term - in U.S. dollars:                                           $350,000
     Fixed rate debt
     Weighted interest rate                                                    4.25%

2)   Long-term loans - in U.S. dollars          $835          $36,835        $72,835
     Weighted average interest rate         LIBOR+1%       LIBOR+0.8%     LIBOR+0.8%

     Loans from related parties                                                 $875
     Weighted interest rate                                                       5%

3)   Short-term
     Variable rate debt - in U.S. dollars      7,285
     Weighted average interest rate            7.07%

     In NIS                                    6,143
     Weighted average interest rate             8.8%

4)   Other                                       556
     Weighted average interest rate             6.5%


         In 2000, we made a long-term loan in the amount of $5.15 million to KSAT, an associated company. The loan bears interest at a rate of LIBOR per annum and the principal is repayable in five semi-annual payments commencing March 2002.

         In February 2000, we completed a private offering of $350 million of convertible subordinated notes due 2005. The notes are convertible into ordinary shares at a conversion price of $186.18 per share. Each note bears annual interest of 4.25% payable semiannually, on March 15 and September 15, commencing September

15, 2000. See also note 8a of the notes to consolidated financial statements included in this annual report on Form 20-F.

         In December 2000, we entered into a Facility Agreement with an Israeli bank, under which we borrowed $108 million to finance our general corporate activities and the payment terms we extended to StarBand Communications. The loan bears interest at LIBOR plus 0.8% per annum and the principal is repayable in six semi-annual payments commencing June 2002.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.


                                     PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable.

ITEM 14: MATE TRIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

ITEM 15: [RESERVED]

         Not Applicable.

ITEM 16: [RESERVED]


                                    PART III

ITEM 17: FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18: FINANCIAL STATEMENTS

         The Consolidated Financial Statements and related notes, as well as the Interim Condensed Consolidated Financial Statements and related notes, required by this item are contained on pages F-1 through F-62 hereof.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE
------------------------------------------                          ------------
   Reports of Independent Auditors................................   F-2 to F-3
   Consolidated Balance Sheets at December 31, 1999 and 2000......   F-4 to F-5
   Consolidated Statements of Income for the Years Ended
      December 31, 1998, 1999 and 2000............................      F-6
   Consolidated Statements of Changes in Shareholders' Equity for
      the Years Ended December 31, 1998, 1999 and 2000............      F-7
   Consolidated Statements of Cash Flows for the Years Ended
      December 31, 1998, 1999 and 2000............................   F-8 to F-11
   Notes to Consolidated Financial Statements.....................  F-12 to F-43

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                               PAGE
------------------------------------------                          ------------
   Reports of Independent Auditors with respect to consolidated
      subsidiaries and an associated company......... ............      F-44

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS......      F-45
   Interim Condensed Consolidated Balance Sheets..................  F-46 to F-47
   Interim Condensed Consolidated Statements of Operation.........      F-48
   Interim Condensed Consolidated Statements of Cash Flow.........  F-49 to F-50
   Notes to Interim Condensed Consolidated Financial Statements...  F-51 to F-62


ITEM 19: EXHIBITS

1.1      Memorandum of Association, as amended.(6)
1.2      Articles of Association, as amended and restated.(6)
2.1 Indenture, dated as of March 7, 2000, between Gilat Satellite Networks Ltd. and The Bank of New York.(1)
2.2      Form of 4.25% Convertible Subordinated Note due 2005.(2)
4.1 Share Purchase Agreement dated as of February 22, 2000, by and among Global Village Telecom N.V., Global Village Telecom (Holland) N.V., Magnum Telecom Ltd., Egaly Group Inc., Transclal Nederland B.V., Discount Investment Corporation Ltd., PEC Israel Economic Corporation, Merrill Lynch Kecalp L.P. 1997, Merrill Lynch Kecalp International L.P. 1997, Gilat Satellite Networks Ltd., and Gilat Satellite Networks (Holland ) B.V.(6)
4.2 Master Agreement dated as of September 29, 2000, by and among StarBand Communications Inc., Gilat Satellite Networks Ltd. and Spacenet Inc.*
4.3 Tender Offer Agreement dated as of October 3, 2000, by and among Gilat Satellite Networks Ltd., rStar Corporation (formerly named ZapMe! Corporation) and the Stockholders Listed on Schedules A and B thereto.
         (3)
4.4 Agreement dated April 23, 2001, by and between rStar Corporation and Spacenet Inc. regarding a capital lease obligation.(6)
4.5 Second Amended and Restated Acquisition Agreement dated as of December 31, 2001, by and among Gilat-to-Home Latin America (Holland) N.V., rStar Corporation and Gilat Satellite Networks Ltd. relating to the acquisition of StarBand Latin America (Holland) B.V.(4)
4.6 Form of master agreement, by and among StarBand Latin America (Holland) B.V., Gilat-to-Home Latin American (Holland) N.V., Gilat-to-Home Latin America, Inc., and Gilat Satellite Networks Ltd.*(5)
4.7 Sublease and Master Deed of Lease dated as of March 28, 2001 by and among BP III Leasco, LLC as Sublessor, BP Tysons, LLC as Landlord and Spacenet Real Estate Holdings, LLC as Sublessee and Master Tenant.(6)
8.1      List of subsidiaries.(6)
10.1     Consent Kost Forer & Gabbay, a member of Ernst & Young International.
10.2     Consent of Kesselman & Kesselman PricewaterhouseCoopers.
10.3     Consent of Berman Hopkins Wright & LaHam, CPAs LLP.
------------
(1) Previously filed as Exhibit 4.2 to the Registration Statement on Form F-3 (No. 333-12242) and incorporated herein by reference.
(2) Previously filed as Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-12242) and incorporated herein by reference.
(3) Previously filed as Exhibit (d) to Schedule TO filed with the Securities and Exchange Commission on October 17, 2000 and incorporated herein by reference.
(4) Previously filed as Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form F-4 (No. 333-71422) and incorporated herein by reference.
(5) Previously filed as Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form F-4 (No. 333-71422), and incorporated herein by reference.
* Portions of this exhibit were omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
(6)  Previously filed.

                                    SIGNATURE

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

                                        GILAT SATELLITE NETWORKS LTD.


                                        By: /s/ Yoel Gat
                                            ------------------------------------
                                            Yoel Gat
                                            Chairman and Chief Executive Officer

Date: February 7, 2002

                          GILAT SATELLITE NETWORKS LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2000


                                 IN U.S. DOLLARS




                                      INDEX




                                                                                            PAGE
                                                                                         ----------
REPORTS OF INDEPENDENT AUDITORS                                                           F-2 - F-3

CONSOLIDATED BALANCE SHEETS                                                               F-4 - F-5

CONSOLIDATED STATEMENTS OF OPERATIONS                                                        F-6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                                F-7

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                     F-8 - F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                F-12 - F-43

REPORTS OF INDEPENDENT AUDITORS WITH RESPECT TO                                              F-44
CONSOLIDATED SUBSIDIARIES AND AN ASSOCIATED COMPANY




                               - - - - - - - - - -

                                 KOST FORER & GABBAY         Phone:972-3-6232525
                                 3 Aminadav St.              Fax:  972-3-5622555
                                 Tel-Aviv 67067, Israel

[ERNST & YOUNG LOGO]




                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                          GILAT SATELLITE NETWORKS LTD.


     We have audited the accompanying consolidated balance sheet of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit. We did not audit the financial statements of Gilat Florida Inc., a consolidated subsidiary, which statements reflect total assets of approximately 6% as of December 31, 2000 and total revenues of approximately 8% for the year ended December 31, 2000, of the related consolidated totals. Those financial statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to data included for aforementioned subsidiary, is based solely on the report of the other auditors.

     We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000, and the consolidated results of their operations and cash flows, for the year ended December 31, 2000, in conformity with generally accepted accounting principles in the United States.




Tel-Aviv, Israel                                        KOST FORER & GABBAY
March 11, 2001, except Note 17 for which            A Member of Ernst & Young
the date is June 28, 2001                                  International

--------------------------------------------------------------------------------

[PRICEWATERHOUSECOOPERS LETTERHEAD]


                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

GILAT SATELLITE NETWORKS LTD.


We have audited the consolidated balance sheet of Gilat Satellite Networks Ltd. ("the Company") and its subsidiaries as of December 31, 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets constitute 7.0% of total consolidated assets as of December 31, 1999 and whose revenues constitute 12.9% and 13.4% of total consolidated revenues for the years ended December 31, 1999 and 1998, respectively. The financial statements of the above subsidiary were audited by other independent auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those auditing standards are substantially similar to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a fair basis for our opinion.

In our opinion, based on our audits and the report of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999, and the results of their operations, changes in shareholders' equity and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.




                                         /s/ Kesselman & Kesselman
Tel-Aviv, Israel,                            Kesselman & Kesselman
       February 27, 2000               Certified Public Accountants (Isr.)

                                                                                             CONSOLIDATED BALANCE SHEETS
U.S. DOLLARS IN THOUSANDS

                                                                                                    DECEMBER 31,
                                                                                       ---------------------------------------
                                                                                             1999                  2000
                                                                                       ------------------    -----------------
    ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                  $  33,381           $   192,471
Short-term bank deposits and current maturities of long-term
  bank deposits                                                                               61,540                34,303
Trade receivables, (net of allowance for doubtful accounts
  1999 - $ 4,423; 2000 - $ 8,077) *)                                                         111,417               187,720
Other accounts receivable and prepaid expenses *)                                             71,982               119,688
Inventories                                                                                   81,060               163,446
                                                                                       ------------------    -----------------

Total current assets                                                                         359,380               697,628
-----                                                                                  ------------------    -----------------

LONG-TERM INVESTMENTS AND LONG-TERM
  RECEIVABLES:
Long-term bank deposits, net of current maturities                                            50,000                     -
Investment in affiliated companies                                                            14,054                50,632
Investment in other companies                                                                 13,133                26,987
Severance pay fund                                                                             3,100                 5,128
Long-term loan                                                                                     -                41,430
Long-term trade receivables and other receivables *)                                          31,347                53,477
                                                                                       ------------------    -----------------
                                                                                             111,634               177,654
                                                                                       ------------------    -----------------
PROPERTY AND EQUIPMENT, NET                                                                  159,813               287,069
                                                                                       ------------------    -----------------
OTHER ASSETS AND DEFERRED CHARGES, NET                                                        51,126                98,672
                                                                                       ------------------    -----------------
Total assets                                                                              $  681,953           $ 1,261,023
-----                                                                                  ==================    =================


*) Includes the following balances resulting from transactions with related parties as of December 31, 1999 and 2000, respectively: trade receivables - $26,649 and $43,963; other account receivables and prepaid expenses - $31,503 and $37,410; long-term trade receivables and other receivables - $0 and $16,386;



The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                                                                DECEMBER 31,
                                                                                    -------------------------------------
                                                                                          1999                2000
                                                                                    -----------------    ----------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans                       $    6,986          $    14,819
Trade payables                                                                             39,488               81,957
Accrued expenses                                                                           27,833               32,482
Other accounts payable                                                                     19,766               25,475
                                                                                    -----------------    ----------------
Total current liabilities                                                                  94,073              154,733
-----                                                                               -----------------    ----------------

LONG-TERM LIABILITIES:

Accrued severance pay                                                                       4,968                8,202
Long-term loans, net of current maturities                                                      -              110,578
Other long-term liabilities                                                                 8,089               20,164
Convertible subordinated notes                                                             75,000              350,000
                                                                                    -----------------    ----------------
Total long-term liabilities                                                                88,057              488,944
-----                                                                               -----------------    ----------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital -
  Ordinary shares of NIS 0.01 par value -
  Authorized: 40,000,000 and 300,000,000 shares as of December 31,     1999 and
2000, respectively; Issued and outstanding: 21,147,298 and    23,354,538  shares
as of December 31, 1999 and 2000, respectively                                                 64                   69
Additional paid in capital                                                                527,052              626,018
Accumulated other comprehensive loss                                                       (2,557)              (3,440)
Accumulated deficit                                                                       (24,736)              (5,301)
                                                                                    -----------------    ----------------
Total shareholders' equity                                                                499,823              617,346
-----                                                                               -----------------    ----------------
Total liabilities and shareholders' equity                                             $  681,953          $ 1,261,023
-----                                                                               =================    ================


The accompanying notes are an integral part of the consolidated financial statements.


----------------------------------------    ----------------------------------------     --------------------------------
        Date of approval of the                            Yoel Gat                             Amiram Levinberg
         financial statements               Chairman of the Board of Directors and         President, Chief Operating
                                                    Chief Executive Officer                   Officer and Director

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------------------
                                                                            1998              1999              2000
                                                                        --------------    --------------    --------------
Revenues:
  Products *)                                                               $ 147,767         $ 238,564         $ 398,299
  Services *)                                                                   7,568            99,309           106,263
                                                                        --------------    --------------    --------------
                                                                              155,335           337,873           504,562
                                                                        --------------    --------------    --------------
Cost of revenues:
  Products                                                                     82,198           146,084           265,259
  Services *)                                                                   4,405            74,055            79,182
  Write-off of inventories associated with restructuring                        9,495             4,634                 -
                                                                        --------------    --------------    --------------
                                                                               96,098           224,773           344,441
                                                                        --------------    --------------    --------------
Gross profit                                                                   59,237           113,100           160,121
                                                                        --------------    --------------    --------------
Research and development costs, net                                            12,780            24,791            31,272
Selling and marketing, general and administrative expenses                     29,077            68,414            86,098
Acquired in-process  research and development                                  80,000                 -                 -
Restructuring charges                                                          11,989              (356)                -
                                                                        --------------    --------------    --------------
Operating income (loss)                                                       (74,609)           20,251            42,751
Financial income (expenses), net                                               (1,247)            3,267            (1,289)
Write-off of investments associated with restructuring                         (2,700)             (896)                -
Impairment of  investments in other companies                                       -                 -            (9,350)
Other income, net                                                                 162                 -                 -
                                                                        --------------    --------------    --------------
Income (loss) before taxes on income                                          (78,394)           22,622            32,112
Taxes on income                                                                   286             2,475             2,003
                                                                        --------------    --------------    --------------
Income (loss) after taxes on income                                           (78,680)           20,147            30,109
Equity in losses of affiliated companies                                         (703)             (536)             (950)
Acquired   in-process  research  and  development  related  to  an
  affiliated  company                                                               -                 -           (10,000)
Minority interest in losses of a subsidiary                                         -                 -               276
                                                                        --------------    --------------    --------------
Net income (loss)                                                          $  (79,383)        $  19,611          $ 19,435
                                                                        ==============    ==============    ==============
Net earnings (loss) per share:
  Basic                                                                  $     (7.18)       $     0.96         $    0.86
                                                                        ==============    ==============    ==============
  Diluted                                                                $     (7.18)       $     0.92         $    0.81
                                                                        ==============    ==============    ==============
Weighted average number of shares used in computing net earnings (loss) per share (in thousands):
  Basic                                                                        11,059            20,447            22,516
                                                                        ==============    ==============    ==============
  Diluted                                                                      11,059            21,429            24,099
                                                                        ==============    ==============    ==============


*) Includes the following income (expenses) resulting from transactions with related parties for the years ended December 31, 1998, 1999 and 2000, respectively: product revenues - $12,686, $52,700 and $105,708; service revenues - $0, $0 and $44,526; cost of services - $0, $(14,804) and $(16,126);





The accompanying notes are an integral part of the consolidated financial statements

GILAT SATELLITE NETWORKS LTD.

 .STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                          NUMBER OF                                  ACCUMULATED
                                           ORDINARY                    ADDITIONAL       OTHER
                                            SHARES         SHARE        PAID-IN     COMPREHENSIVE
                                        (IN THOUSANDS)    CAPITAL       CAPITAL          LOSS
                                        --------------    -------      ----------   -------------
Balance as of January 1, 1998                10,990       $  39       $  73,263         $     -

  Issuance of share capital in
     consideration for the
     acquisition of GE Capital
     Spacenet Services, Inc.                  5,000          12         191,238               -

  Exercise of options                           172           1           2,414               -
  Loss                                            -           -               -               -
                                        --------------    -------      ----------   -------------

Total comprehensive loss


Balance as of December 31, 1998              16,162          52         266,915               -
  Issuance of share capital in a
     public offering in February 1999         4,711          11         254,459               -

  Exercise of options                           274           1           5,678
  Comprehensive income -
     Foreign currency translation
       adjustments                                -           -               -          (2,557)
  Net income                                      -           -               -               -
                                        --------------    -------      ----------   -------------
Total comprehensive income


Balance as of December 31, 1999              21,147          64         527,052          (2,557)
  Conversion of convertible
     subordinated notes, net                   1786           4          75,095               -

  Issuance of warrant in connection
     with the acquisition of KBC                  -           -           8,691               -
  Issuance of shares in consideration
     for the acquisition  of DNI                218           1           7,682               -
  Exercise of options                           204           -           7,498               -
  Comprehensive income -
     Foreign currency translation
        adjustments                               -           -               -            (883)
  Net income                                      -           -               -               -
                                        --------------    -------      ----------   -------------
Total comprehensive income


Balance as of December 31, 2000              23,355       $  69        $  626,018      $  (3,440)
                                        ==============    =======      ==========   =============


                                           RETAINED
                                           EARNINGS         TOTAL              TOTAL
                                         (ACCUMULATED   COMPREHENSIVE      SHAREHOLDERS'
                                           DEFICIT)     INCOME (LOSS)         EQUITY
                                         ------------   -------------      -------------
Balance as of January 1, 1998              $  35,036      $                   $ 108,338
                                                                  -
  Issuance of share capital in
     consideration for the
     acquisition of GE Capital
     Spacenet Services, Inc.                       -              -             191,250

  Exercise of options                              -              -               2,415
  Loss                                       (79,383)       (79,383)            (79,383)
                                         ------------   -------------      -------------

Total comprehensive loss                                  $ (79,383)
                                                        =============

Balance as of December 31, 1998              (44,347)                           222,620
  Issuance of share capital in a
     public offering in February 1999              -      $       -             254,470

  Exercise of options                                                             5,679
  Comprehensive income -
     Foreign currency translation
       adjustments                                 -         (2,557)             (2,557)
  Net income                                  19,611         19,611              19,611
                                         ------------   -------------      -------------
Total comprehensive income                                $  17,054
                                                       ===============

Balance as of December 31, 1999              (24,736)                           499,823
  Conversion of convertible
     subordinated notes, net                       -      $       -              75,099

  Issuance of warrant in connection
     with the acquisition of KBC                   -              -               8,691
  Issuance of shares in consideration
     for the acquisition  of DNI                   -              -               7,683
  Exercise of options                              -              -               7,498
  Comprehensive income -
     Foreign currency translation
        adjustments                                -           (883)               (883)
  Net income                                  19,435         19,435              19,435
                                         ------------   -------------      -------------
Total comprehensive income                                $  18,552
                                                       ===============

Balance as of December 31, 2000              $(5,301)                         $ 617,346
                                         ============                      =============




The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                         -----------------------------------------------------
                                                                               1998              1999               2000
                                                                         -----------------   --------------    ---------------
Cash flows from operating activities:
-------------------------------------
Net income (loss)                                                            $  (79,383)           $ 19,611        $  19,435
Adjustments required to reconcile net income (loss) to
    net cash used in operating activities:
    Depreciation and amortization                                            $    5,129            $ 22,652        $  42,431
    Impairment of investments in other companies                                      -                   -            9,350
    Acquired in-process research and development                                 80,000                   -           10,000
    Equity in losses of affiliated companies and unrealized gains on
      sales to affiliated companies                                               1,240               1,674              950
    Gain on decrease in percentage of shareholding in
      a subsidiary                                                               (1,344)                  -                -
    Accrued severance pay, net                                                      355                 650            1,206
    Interest accrued on short and long-term bank deposits                           (20)             (3,542)           2,204
    Write-down of inventory due to restructuring                                  9,495               4,634                -
    Write-down of investments due to restructuring                                2,700                 896                -
    Transaction gain                                                                  -                (444)               -
    Deferred income taxes, net                                                        -                 265           (3,575)
    Increase in trade receivables                                               (35,157)            (40,013)        (104,068)
    Decrease (increase) in other accounts receivable and prepaid
      expenses (including long-term receivables)                                 10,257             (79,452)         (65,300)
    Decrease (increase) in inventories                                          (10,959)              9,231          (75,318)
    Increase in trade payables                                                    3,886              14,655           42,112
    Increase (decrease) in accrued expenses                                      12,047              (6,769)            (355)
    Increase (decrease) in other accounts payable and other long-term
      liabilities                                                                (7,200)             14,481           (3,003)
    Other                                                                           574                  91               16
                                                                          ---------------     -------------    ---------------
                                                                                 (8,380)            (41,380)        (123,915)
                                                                          ---------------     -------------    ---------------





The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------------------
                                                                            1998              1999              2000
                                                                        --------------    --------------   ----------------
Cash flows from investing activities:
-------------------------------------
Purchase of property and equipment                                         (15,759)            (91,966)        (147,907)
Deconsolidation of subsidiary consolidated in previous years (c)            (2,680)                  -                -
Investment in affiliated companies                                            (278)                  -          (49,680)
Investment in other companies                                               (2,735)            (14,246)         (17,012)
Purchase of short-term bank deposits                                       (22,908)            (93,948)        (198,300)
Proceeds from short-term bank deposits                                      32,908              73,948          218,000
Purchase of long-term bank deposits                                           (681)            (50,000)               -
Proceeds from long-term bank deposits                                            -                   -           56,678
Long-term loan                                                                   -                   -          (40,000)
Long-term loans to affiliated company                                       (8,500)               (500)          (5,150)
Acquisition of Spacenet (d)                                                     18                   -                -
Acquisition of DNI (a)                                                           -                   -              278
Acquisition of GTHLA  (b)                                                        -                   -            3,558
Proceeds from sale of property and equipment                                     1                 172               34
Customer acquisition cost                                                   (2,000)                  -                -
Investment in other assets                                                       -                   -           (2,556)
                                                                       ---------------   --------------   -----------------

Net cash used in investing activities                                      (22,614)           (176,540)        (182,057)
                                                                       ---------------   --------------   -----------------
Cash flows from financing activities:
-------------------------------------
Issuance of share capital in a public offering in February 1999                  -             254,470                -
Exercise of options                                                          2,415               5,679            7,498
Issuance of convertible subordinated notes, net of
  issuance expenses of $ 10,609                                                  -                   -          339,391
Short-term bank credit, net                                                 20,439             (16,172)           6,984
Proceeds from long-term loans                                                    -                   -          111,413
                                                                       ---------------   --------------   -----------------
Net cash provided by financing activities                                   22,854             243,977          465,286
                                                                       ---------------   --------------   -----------------
Effect of exchange rate changes on cash                                          -                (240)            (224)
                                                                       ---------------   --------------   -----------------
Increase (decrease) in cash and cash equivalents                            (8,140)             25,817          159,090
Cash and cash equivalents at the beginning of the year                      15,704               7,564           33,381
                                                                       ---------------   --------------   -----------------
Cash and cash equivalents at the end of the year                          $  7,564          $   33,381        $ 192,471
                                                                       ===============   ==============   =================

Supplementary cash flows activities:

  (a)    Cash paid during the year for:
         Interest                                                         $  5,786          $    6,096        $   8,979
                                                                       ===============   ==============   =================
         Income tax                                                       $    127          $    1,989        $   8,845
                                                                       ===============   ==============   =================
   (b) Non-cash activities:
       --------------------
       Conversion of convertible subordinated notes, net                  $      -          $        -        $  75,099
                                                                       ===============   ==============   =================
       Issuance of warrant in respect of an acquisition                   $      -          $        -         $   8,691
                                                                       ===============   ==============   =================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                          YEAR ENDED
                                                                                                         DECEMBER 31,
                                                                                                             2000
                                                                                                      -------------------
(a)      Acquisition of DNI  (see also Note 2a)

            Estimated net fair value of assets and liabilities assumed at the date of acquisition was as follows:
             Working capital (excluding cash and cash equivalents)                                      $      (160)
             Property and equipment                                                                             (72)
             Goodwill                                                                                        (7,173)
             Less - amounts acquired by issuance of shares                                                    7,683
                                                                                                      --------------------
                                                                                                        $       278
                                                                                                      ====================


(b)      Acquisition of GTHLA (see also Note 2b)

            Estimated  net fair value of assets and  liabilities  assumed at the date of acquisition was as follows:
             Working deficiency (excluding cash and cash
         equivalents)                                                                                   $    28,054
             Less equity investment and long-term loan to an affiliated
         company                                                                                             10,958
             Long-term receivables and other                                                                   (544)
             Property and equipment                                                                         (17,682)
             Other long-term liabilities                                                                     16,808
             Goodwill                                                                                       (34,036)
                                                                                                      --------------------
                                                                                                        $     3,558
                                                                                                      ====================











The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                               YEAR ENDED
                                                                                              DECEMBER 31,
                                                                                                  1998
                                                                                              ------------

(c)      Deconsolidation of subsidiary consolidated in
           previous years: (see also Note 2):

           Assets and liabilities of subsidiary previously consolidated at date of deconsolidation:
             Working capital (excluding cash and cash                                         $  (2,797)
               equivalents)
             Property and equipment and deferred charges                                          1,003
             Gain on decrease in percentage of
               shareholding                                                                       1,344
             Share in shareholders' equity of the
               subsidiary after deconsolidation                                                  (2,230)
                                                                                              ----------
                                                                                              $  (2,680)
                                                                                              ==========

(d)      Acquisition of Spacenet (see also Note 2c):

          Estimated net fair value of assets acquired at the date of acquisition was as follows:
             Working capital (excluding cash and                                              $ (30,247)
               cash equivalents)
             Property and equipment                                                             (35,113)
             Other assets                                                                        (5,396)
             Goodwill and identifiable intangible assets
               arising on acquisition                                                           (46,958)
             Acquired research and development                                                  (80,000)
             Accrued expenses relating to the acquisition                                         6,759
             Issuance of share capital, in connection with
         the acquisition                                                                        190,973
                                                                                              ---------
                                                                                                     18
                                                                                              =========








The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1:- GENERAL

     a.   Organization

          Gilat Satellite Networks Ltd. ("the Company") and its wholly-owned subsidiaries ("the Group"), is a provider of products and services for satellite-based communications networks. The Group designs, develops, manufactures, markets and sells products and provides services for products that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal ("VSAT") satellite earth stations and related central station (hub) equipment.

          For a description of principal markets and customers, see Note 16.

     b. Prior years were prepared in accordance with Israeli GAAP and included a reconciliation note for US GAAP. The Company has recasted all prior years to be presented in accordance with the US GAAP.

     c.   StarBand Communications Inc. information:

          On March 30, 2000, the Company and Spacenet Inc, a subsidiary of the Company ("Spacenet"), Microsoft Network LLC ("MSN"), EchoStar Communications Corporation ("EchoStar") and ING Furman Selz Investment ("ING"), entered into an agreement, pursuant to which MSN, EchoStar and ING invested a total of $ 125 million and the Group contributed certain intangibles such as exclusive marketing rights, trademarks, technology, know-how and other, in a newly formed joint venture, StarBand Communications Inc. ("StarBand" or the "JV"), the Company's North American broadband satellite internet service provider. The Group holds approximately 42% of StarBand on a fully-diluted basis, in addition, certain related parties hold 8% of StarBand on a fully-diluted basis. There are additional agreements covering, inter-alia, the supply of equipment and services to MSN by StarBand. The Group has entered into a master supply and services agreement under which the Group provides StarBand with, among other things, network operations, equipment use of facilities and certain research and development support. The Company accounted the transaction as a contribution of assets to the newly formed entity at the transferors' basis which is zero, in accordance with EITF 89-7 "Exchange of assets or Interest in a Subsidiary for a Non-Controlling Equity Interest in a New Entity" and APB 18 "The Equity Method of Accounting for Investments in Common Stock".

NOTE 2:- ACQUISITIONS

     a. On July 12, 2000, the Company acquired all of the shares of Deterministic Networks, Inc. ("DNI"), a privately held company based in California, which is a supplier of Policy-Based Networking products and, providing quality of service (QoS), network management, and Internet security capabilities that enhance the products and services of its customers. The total consideration was approximately $ 7.8 million which was paid in 218,422 ordinary shares of the Company. The operations of DNI are included in the consolidated statements from July 1, 2000. The acquisition was treated on the basis of the purchase method of accounting. Accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of DNI and resulted in recording of goodwill in the amount of approximately $ 7.2 million, which is being amortized over 5 years. The purchase price was based on market price of the Company's Ordinary shares on the announcement date of the transaction.
          Pro-forma information in accordance with APB16 has not been provided as the net income and earnings per share of DNI for 1999 and 2000 were not material in relation to total consolidated net income and net earnings per share.

     b. In April 1998, a then wholly-owned subsidiary, Gilat To Home Latin America (Antilles) N.V. (formerly - "Global Village Telecom (Antilles) N.V.") ("GTHLA"), engaged in the same line of business as the Company, completed a private placement with an international group of investors, which invested $ 40 million in GTHLA and issued approximately 92% of its share capital. The Company invested $ 2.5 million in GTHLA as part of the private placement. Following the private placement, the Company's shareholding was reduced to 5.7%, generating a gain of $ 1.3 million, included in other income, net, and GTHLA became an affiliated company, since the Company has retained significant influence therein. Approximately 2.5% of the share capital of GTHLA is held by certain shareholders.

          The Company provided a $ 7.5 million loan, convertible into GTHLA's common stock which, in the event of conversion, would confer upon the Company a further 15% shareholding in GTHLA.

          In April 2000, the Company's subsidiary, Gilat Satellite Networks (BV) ("Gilat BV") and the other shareholders of GTHLA entered into an agreement, pursuant to which the latter were to exchange all of their rights in GTHLA for the rights of GTHLA in two Brazilian entities formed to provide telephone and other communications services in south central Brazil, and a cash payment of $ 5.3 million. As part of the transaction, the Company granted a $ 40 million long-term loan, to a new unrelated entity formed by those investors, in exchange for a note convertible into common shares of the new entity equal to approximately 9.1% of the then outstanding shares of the new entity formed by those investors. The loan bears interest rate of 5% and matures in 2002. Following the transaction, Gilat BV, together with certain other shareholders, holds 100% of GTHLA. The operations of GTHLA are included in the Company's consolidated results of operations from April 14, 2000. The acquisition was accounted for by using the purchase method. Accordingly, the purchase price has been allocated to the fair value of the assets acquired and liabilities assumed of GTHLA and resulted in recording of goodwill in the amount of approximately $ 34 million, which is being amortized over 10 years.

          Pro forma financial information:

          The following unaudited pro forma information presents the results of operations for the Company and GTHLA for the years ended December 31, 1999 and December 31, 2000, as if the acquisition had been consummated as of January 1, 1999 and January 1, 2000, respectively.

          The pro-forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 1999, nor is it necessarily indicative of future results.


                                                                          YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------
                                                                        1999                 2000
                                                                   ----------------     ----------------
                                                                              IN THOUSANDS
                                                                         (EXCEPT PER SHARE DATA)
                                                                   -------------------------------------
                                                                                UNAUDITED
                                                                   -------------------------------------
             Total revenues                                        $    317,504         $    496,351
                                                                   ================     ================

             Net loss                                              $     (9,127)        $     (5,568)
                                                                   ================     ================

             Basic and diluted net loss per share                  $     (0.45)         $      (0.25)
                                                                   ================     ================


     c. On December 31, 1998, the Company acquired from GE American Communications, Inc. ("GE Americom") the entire share capital of GE Capital Spacenet, Inc., which was renamed Spacenet, Inc. ("Spacenet"), as well as the entire share capital of two European affiliates of Spacenet. Spacenet is a U.S. corporation, which offers a wide range of satellite-based networking products and services through VSAT networks. Prior to the acquisition, Spacenet was the Company's largest customer.

          In consideration, the Company issued 5,000,000 ordinary shares of NIS
          0.01 par value to GE Americom and its affiliates. The acquisition of Spacenet was accounted for using the purchase method. The purchase price of $ 191 million is based on an average market price of the Company's Ordinary shares a few days before and after the announcement of the transaction.

          The Company has allocated the excess of the purchase price over the fair value of net tangible assets acquired. An amount of $ 80 million out of the total acquisition cost was attributed to in-process research and development, the technological feasibility of which has not yet been established, and for which there is no alternative future use. Consequently, as of December 31, 1998, the Company recorded a one-time, non-cash charge of $ 80 million.

          The value allocated to the purchase of in-process research and development was determined utilizing a risk-adjusted income approach. The discount rates used to discount the projected cash flows were based, inter alia, on consideration of the Company's weighted average cost of capital, as well as other factors, including the useful life of the project, the expected profitability of the project, the uncertainty of technology advances that were known at the time and the stage of completion of the project.

          The balance of the excess purchase price, in the amount of $ 51 million, was attributed to goodwill and other intangible assets.

          Following the acquisition, Spacenet incurred a charge of approximately $ 12.2 million to eliminate unnecessary inventory and property and equipment. The charges were taken into consideration in the allocation of the purchase price. In 1999, there were no significant adjustments to these charges.

          In 1999, Spacenet incurred a charge of approximately $33.6 million for replacement and upgrade of certain legacy VSAT network equipment used by certain Spacenet customers.

          Pro forma information:

          Below, are the unaudited pro forma combined condensed statements of operations for the years ended December 31, 1998, assuming that the acquisition of Spacenet had occurred on January 1, 1998, after giving effect to certain adjustments, including amortization of identifiable intangible assets of Spacenet, the elimination of intercompany transactions and profits not yet realized outside the Group, and excluding non-recurring items that are acquired research and development costs and costs associated with the 1998 restructuring.

          The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 1998, nor is it necessarily indicative of future results.


                                                                        YEAR ENDED DECEMBER 31,
                                                                                 1998
                                                                        ------------------------
                                                                            U.S. DOLLARS IN
                                                                              THOUSANDS,
                                                                           EXCEPT PER SHARE
                                                                                AMOUNTS
                                                                        ------------------------

              Total revenues                                                 $    237,642
                                                                        ========================
              Net loss                                                       $    (11,286)
                                                                        ========================
              Basic and diluted loss per share                               $      (0.70)
                                                                        ========================


NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States
             ("US GAAP").

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               The majority of the revenues of the Company and certain subsidiaries are generated in U.S. dollars ("Dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are incurred in dollars. Company's management believes that the Dollar is the primary currency of the economic environment in which the Company, its affiliated companies, reported under the equity method, and certain of its subsidiaries, operate. Thus, the functional and reporting currency of the Company, certain of its subsidiaries, and its affiliates is the dollar.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting standard Board ("FASB"), "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

                    The financial statements of foreign subsidiaries whose
               functional currency is their local currency, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity as accumulated other comprehensive income
               (loss).

          c.   Principles of consolidation:

               The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions, including profits from inter-company sales not yet realized outside the Group, have been eliminated upon consolidation.

          d.   Cash equivalents:

               Cash equivalents are short-term highly liquid investments that are not restricted as to withdraws or use with original maturities of three months or less.

          e.   Short-term bank deposits:

               Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such bank deposits are stated at cost.

          f.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence.

               Cost is determined as follows:

               Raw materials, parts and supplies - using the average cost method with the addition of allocable indirect manufacturing costs.

               Work-in-progress - represents the cost of development in progress with the addition of allocable indirect manufacturing costs.

               Finished products - on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

               Inventories include amounts related to long term contracts as determined by the percentage of completion method of accounting. Such amounts are recorded as "cost and estimated earnings in excess of billings".

          g.   Investment in affiliated companies:

               In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate . The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

               The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill, acquired in-process research and development and other identifiable assets.

               Goodwill is amortized in equal annual installments over 5 years, commencing with the acquisition date. Based on its most recent analysis, management believes that no impairment of goodwill exists as of December 31, 2000.

               Acquired in-process research and development related to investments in affiliated companies is being expensed when the technological feasibility has not yet been established, and for which there is no alternative future use.

          h.   Investment in other companies:

               The investment in these companies is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investees. Any decrease in value of investments, which is other than temporary, is recorded when it becomes known.

          i.   Property and equipment:

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

                                                                         YEARS
                                                                         -----
                   Buildings                                               50
                   Computers and electronic equipment                    3-12.5
                   Office furniture and equipment                         5-17
                   Vehicles                                                7

               Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

               The Group periodically assesses the recoverability of the carrying amount of property and equipment in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2000, no impairment losses have been identified.

          j.   Other assets and deferred charges:

               Other assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method as follows:


                                                 YEARS
                                                 -----
                   Goodwill                      5-15
                   Issuance costs                5 (over the period from issuance to maturity)
                   Other                         5-8


               The Group evaluates the realization of goodwill and other intangible assets annually and the appropriateness of the amortization period based on the estimated future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of operations. Based on its most recent analyses, management believes that no impairment of other assets exists as of December 31, 2000.

          k.   Revenue recognition:

               In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), as amended in June 2000, which summarizes the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 during the fourth quarter of 2000, which did not have a significant effect on its results of operations or financial position.

               Revenues from product sales are recognized when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligation exists and collectibility is probable. The Company does not grant rights of return. The Company and its subsidiaries sell its products primarily through its direct sales force and indirectly through resellers, both of whom are considered end users.

               Revenues from sales-type-lease contracts are recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases," upon shipment. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment. Future interest income is deferred and recognized over the related lease term. The net investments in sales-type-lease are discounted at the interest rates implicit in the leases.

               Revenues from long-term contracts are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts", using contract accounting on a percentage of completion method based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. For provision for estimated loss, see Note 14g.

               Arrangements that include installation services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using the contract accounting. When services are not considered essential, the service revenue is recognized when the services are performed.

               Revenue from operating lease of equipment is recognized ratably over the lease period.

               Service revenues is recognized ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

          l.   Research and development:

               Research and development expenses, net of grants received, are charged to expenses as incurred.

          m.   Grants:

               The Company received royalty - bearing grants and non - royalty - bearing grants from the Government of Israel, U.S.-Israel Science and Technology Foundation ("USISTF") and from other funding sources for funding approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs.

          n.   Income taxes:

               The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

          o.   Concentrations of credit risks:

               Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term bank deposits, trade receivables, long-term receivables and loans to affiliates.

               Cash and cash equivalents and short-term and long-term bank deposits are invested mainly in major banks in Israel and the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

               The trade receivables and long-term trade receivables of the Group derive from sales to major customers located in the U.S., Europe, South America, Latin America and the Far East. The Group performs ongoing credit evaluations of its customers and obtaines letter of credit from certain receivables and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

               The long-term loan of the Group derives from loans to a third party located in Latin America. The Group performs ongoing credit evaluations and to date has not experienced any material losses.

               The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          p.   Accounting for stock-based compensation:

               The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures, required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 11.

               The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation" with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

          q.   Severance pay:

               The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is partly provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

               The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

               The Company's German subsidiary's liability for severance pay is calculated pursuant to employment agreements. Accordingly, employees are entitled to private pension plan starting with their tenth year of employment.

               Severance expenses for the years ended December 31, 1998, 1999, 2000 amounted to approximately $ 1,222,000, $ 1,807,000 and $ 2,494,000, respectively.

          r.   Fair value of financial instruments:

               The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, short term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

               The carrying amount of the Group's long-term borrowing arrangements (other than the subordinated notes), loans to affiliates, long-term bank deposits and long-term receivables approximates their fair value. The fair value was estimated using discounted cash flow analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

               The fair value, which was determined according to market value, and the carrying amount of the Group's convertible subordinate notes as of December 31, 1999 - $213.2 million and $75 million, respectively; December 31, 2000 - $220.5 million and $350 million, respectively.

          s.   Basic and diluted net earnings (loss) per share:

               Basic net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings per Share".

               Convertible notes, outstanding stock options and warrants have been excluded from the calculation of the diluted net earnings
               (loss) per ordinary share when such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the convertible notes, outstanding options and warrants excluded from the calculations of diluted net earnings
               (loss) per share was 3,672,228, 1,785,690 and 4,545,487 for the years ended December 31, 1998, 1999 and 2000, respectively.

               The difference between the weighted average number of shares used in computing basic net earnings (loss) per share and the weighted average number of shares used in computing diluted net earnings
               (loss) per share for the three years ended December 31, 2000 derives from potential ordinary shares considered outstanding as a result of option outstanding during the year. In addition, for the three years ended December 31, 2000, there were no adjustments to net income (loss) in computing diluted earnings
               (loss) per share.

          t.   Impact of recently issued accounting standards:

               In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. Because of the Group's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Group.

          u.   Reclassification:

               Certain 1998 and 1999 figures have been reclassified in order to conform with the 1999 and 2000 presentation.

NOTE 4:- INVENTORIES

                                                                                             DECEMBER 31,
                                                                                ----------------------------------------
                                                                                      1999                  2000
                                                                                ------------------    ------------------
                                                                                       U.S. DOLLARS IN THOUSANDS
                                                                                ----------------------------------------
             Raw materials parts and supplies                                     $    29,431            $   53,258
             Work in progress                                                          10,031                12,049
             Finished products                                                         24,648                66,895
             Cost and estimated earnings in excess of billings
                on uncompleted contracts *)                                            16,950                31,264
                                                                                ------------------    ------------------
                                                                                   $   81,060            $  163,446
                                                                                ==================    ==================
             *) Composed as follows:
                 Cost incurred on uncompleted contracts                            $   21,839            $   39,598
                 Estimated earnings                                                     9,167                 4,027
                                                                                ------------------    ------------------
                                                                                       31,006                43,625
                Less - billings                                                       (14,056)              (12,361)
                                                                                ------------------    ------------------
                                                                                   $   16,950            $   31,264
                                                                                ==================    ==================

NOTE 5:- INVESTMENTS IN AFFILIATED COMPANIES

          a. In November and December 2000, Gilat BV acquired 47.8% of the ordinary shares of rStar Corporation Inc. ("rStar" (formerly:
               ZapMe! Corporation)), a public company traded on the Nasdaq National Market. Gilat BV acquired approximately 21 million shares at $ 2.32 per share, which totaled $ 49.7 million paid in cash, under a tender offer dated October 3, 2000. Prior to the tender offer date the Company held 1.2% of rStar's ordinary shares, which was acquired for total consideration of approximately $ 2.5 million. The acquisition was accounted for using the purchase method. Accordingly, the purchase price has been allocated to the fair value of net tangible assets acquired. An amount of $ 10 million out of the total acquisition cost was attributed to in-process research and development. The technological feasibility of the acquired in-process research and development has not yet been established, and there is no alternative future use for it. During 2000, Gilat BV did not record equity losses in respect of rStar results of operations due to immateriality.

The company has investments in additional companies invested prior to 2000.

          b.   The investments in affiliated companies comprise as follows:

                                                                                               DECEMBER 31,
                                                                                   -------------------------------------
                                                                                        1999                 2000
                                                                                   ----------------     ----------------
                                                                                        U.S. DOLLARS IN THOUSANDS
                                                                                   -------------------------------------
                    Cost                                                              $    8,508            $  58,104
                    Share in accumulated losses                                           (3,454)             (12,622)
                                                                                   ----------------     ----------------
                                                                                           5,054               45,482
                    Long-term loans                                                  *)    9,000          **)   5,150
                                                                                   ----------------     ----------------
                    Total investments                                                 $   14,054            $  50,632
                    -----                                                          ================     ================

          *)   The loan is denominated in dollars and bears no interest.

          **) The loan is denominated in dollars, bears interest at an annual rate of LIBOR and will be repaid in five semi-annual installments beginning March, 2002.

NOTE 6:- INVESTMENTS IN OTHER COMPANIES

          a. On March 6, 2000, the Company entered into an agreement to invest $ 10 million in Knowledge Broadcasting.Com LLC ("KBC"), a multi-media company formed to distribute content to business and homes, using satellite and other technologies, in return for approximately 10 million units of KBC, equal to approximately 5.6% of the total number of KBC units, and a one-year warrant to purchase an additional 20 million units at the same purchase price. The Company also granted KBC (i) a five-year warrant to purchase approximately 191,000 of the Company's ordinary shares, at a purchase price of $ 157.05 per share, and (ii) a five-year option to acquire equipment and services payable by KBC during the first two years by up to 20 million units of KBC (if the Company does not exercise its warrant), and thereafter, in cash or such other form as may be agreed between the parties. (See also Note 11c)

          b. As a result of assessing the recoverability of the carrying amount of investments in other companies, the Company's management decided in the year 2000, to write off $ 9,350,000 of the investments since certain circumstances such as the global decrease in the Internet companies indicated that part of the carrying amount of the investment may not be recoverable. The impairment has been recorded as impairment of other investments.

NOTE 7:- PROPERTY AND EQUIPMENT, NET

          a. Composition of property and equipment, grouped by major classifications, is as follows:


                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     1999               2000
                                                                               ------------------ ------------------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                               -------------------------------------
                  Cost:
                  Buildings and land                                              $    34,177        $    89,734
                  Computers and electronic equipment                                   83,325            151,045
                  Equipment leased to others                                           40,999             70,953
                  Office furniture and equipment                                        8,603             12,081
                  Leasehold improvements                                                3,536              2,554
                  Vehicles                                                                393                747
                                                                               ------------------ ------------------
                                                                                      171,033            327,099
                  Building under construction                                          27,522             26,437
                                                                               ------------------ ------------------
                                                                                      198,555            353,551
                                                                               ------------------ ------------------
                  Accumulated depreciation                                             38,742             66,482
                                                                               ------------------ ------------------
                  Depreciated cost                                                $   159,813        $   287,069
                                                                               ================== ==================

          b. Depreciation expenses totaled $ 4,650,000, $ 18,562,000 and $ 33,532,000 in 1998, 1999 and 2000, respectively.

          c.   As per leased equipment, see Note 10f.

NOTE 8:- OTHER ASSETS AND DEFERRED CHARGES, NET


                                                                                           DECEMBER 31,
                                                                              ---------------------------------------
                                                                                    1999                 2000
                                                                              ------------------  -------------------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                              ---------------------------------------
              Cost:
              Goodwill and identifiable intangible assets resulting
              from acquisitions of subsidiaries                                    $ 51,451             $ 92,504
              Issuance costs of convertible subordinated notes
                 (see Note 9)                                                         3,182               13,791
              Deferred income taxes (see Note 13d)                                      141                4,200
              Customer acquisition cost                                               2,000                2,000
              Other                                                                       -                2,553
                                                                              ------------------  -------------------

                                                                                     56,774              115,048

              Accumulated amortization                                                5,648               16,376
                                                                              ------------------  -------------------

              Amortized cost                                                       $ 51,126             $ 98,672
                                                                              ==================  ===================

              Amortization expenses amounted to $ 479,000, $ 4,090,000 and $ 8,899,000 for the years ended December 31, 1998, 1999 and 2000, respectively.

NOTE 9:- CONVERTIBLE SUBORDINATED NOTES

          a.   Issuance of convertible subordinated notes:

               Under an Offering Memorandum issued at the end of February 2000, the Company issued on March 7, 2000, $ 350 million convertible subordinated notes ("the Notes"), traded in the United States on the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market and due March 15, 2005. The Notes bear interest at an annual rate of 4.25%, payable March 15 and September 15 of each year, commencing September 15, 2000. Unless previously redeemed, the Notes are convertible by the holders, at any time through maturity, beginning 90 days following issuance of the Notes, into ordinary shares of the Company, at a conversion price of $ 186.18 per share, subject to adjustment under certain circumstances. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 18, 2003, at the redemption price, plus interest accrued to the redemption date. The redemption price will range from 100.85% to 101.70%, depending on the date of redemption. In accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Continently Adjustable Conversion Ratios" no compensation was deemed necessary.

          b. On May 1, 2000, the Company published a notice of optional conversion of the $ 75 million convertible subordinated notes, included in the opening balance which were issued at May 14, 1997, on June 5, 2000, at 102% of the principal amount thereof, plus interest accrued and unpaid as of the conversion date. Through June 5, 2000, the notes have been converted into 1,785,690 ordinary shares.

NOTE 10:- COMMITMENTS AND CONTINGENCIES

          a.   Royalty commitments:

          1. The Company partially finances its research and development expenditures under programs sponsored by the Office of the Chief Scientist of Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

               In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% of the grant provided by the OCS, linked to the dollar and for grants received after January 1, 1999 bear annual interest in a rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

               Royalties paid or accrued amounted to $ 648,000, $719,000 and $ 138,000 in 1998, 1999 and 2000, respectively.

               As of December 31, 2000, the Company had a contingent liability to pay royalties of approximately $ 2,283,000.

          2. The Company is committed to pay royalties to the U.S.-Israel Science and Technology Foundation ("USISTF") on proceeds from sale of products developed in the research and development of which the USISTF participated by way of grants. At the time the participations were received, successful development of the related projects was not assured.

               Under the terms of the Company's funding with the USISTF, royalties of 2% per annum are payable on sales of products developed from a project so funded, up to 100% of the dollar grant received. In case of failure of a project that was partly financed by royalty-bearing USISTF participations, the Company is not obligated to pay such royalties to the USISTF.

               No royalties have been paid or accrued during the three years ended December 31, 2000.

               As of December 31, 2000, the Company had a contingent liability to pay royalties of approximately $ 329,000.

          b.   Commitment in respect of building under construction:

               As of December 31, 2000, the Company was committed to pay an additional $9.3 million to complete the construction of a building.

          c.   Lease commitments:

               Minimum lease commitments of certain subsidiaries under operating lease agreements in respect of premises occupied by them, at rates in effect as of December 31, 2000, are as follows:

                                             U.S. DOLLARS IN
               YEAR                             THOUSANDS
               ----                          ---------------
               2001                             $  2,044
               2002                                2,938
               2003                                2,504
               2004                                2,464
               2005 and thereafter                 4,281

                                                $ 14,231
                                                ========


               Rent expense totaled $ 208,000, $ 4,314,000 and $ 8,165,000 in
               1998, 1999 and 2000, respectively.

          d.   Commitments in respect of space segment services:

               All the required space segment services necessary to meet the terms of customer contracts are obtained from either GE Americom or from unrelated third parties under long-term contracts ranging from one to twelve years.

               Future minimum payments due mainly to GE Americom, a related party, for space segment services as of December 31, 2000, are as follows:

                                                      U.S. DOLLARS IN
               YEAR                                       THOUSANDS
               ----                                   ---------------
               2001                                      $  45,670
               2002                                         42,536
               2003                                         29,497
               2004                                         27,039
               2005 and thereafter                         109,674
                                                         ---------
                                                         $ 254,416
                                                         =========

               Space segment services expense, mainly from GE Americom, totaled $ 0, $ 17,722,000 and $ 24,387,000 in 1998, 1999 and 2000,
               respectively.

          e.   Short-term bank credit is secured by a negative pledge agreement.

          f. The Group purchased computer equipment under capital leases. Minimum lease commitments of the Group under these leases as of December 31, 2000, are as follows:

                                                          U.S DOLLARS IN
                  Year                                       THOUSANDS
                  ----                                    --------------
                  2001                                       $  4,120
                  2002                                          3,390
                                                             --------
                                                             $  7,510
                                                             ========

          g. In connection with the formation of StarBand (see Note 1.c), the Group contributed certain intangible assets into the Joint Venture. Management with the advice of experts believes that the contribution will more likely than not be treated as a non taxable contribution.

          h. Under an agreement between Mentergy Ltd. (formerly - "Gilat Communications Ltd.") ("Mentergy"), a related party, and the Company, Mentergy has been granted an exclusive right to market the lines of the satellite communications products and related components and options and to provide services with such products in Israel areas controlled by the Palestinian Authority through October 31, 2002. The agreement also provides for Mentergy to be a non-exclusive distributor of the Company in South Africa.

          i.   Legal claims:

          1. On May 8, 2000, Hughes Electronics Corporation filed a complaint for patent infringement against the Company and Spacenet ("the defendant"), in the U.S. District Court for the District of Maryland. In the patent suit, Hughes claims that the defendant infringes certain of its patents in the United States, and requests that the court enjoins the defendant from infringing its patents and demands an accounting for damages. Currently, the parties are in settlement discussions. The Company, with the advice of its legal advisor, is unable to predict the ultimate outcome of this settlement, therefore no provision was provided.


          2. On July 26, 2000, a third party filed a claim against the Company and StarBand. The Plaintiff, alleges the infringement of a patent allegedly owned by it and seeks to enjoin further alleged infringement and also seeks damages. While the Company, with the advice of its legal advisor, is unable to predict the ultimate outcome of these claims, it believes such claims are without merit and intend to vigorously defend itself, as such no provision was provided.

NOTE 11:- SHAREHOLDERS' EQUITY

          a.   Share capital:

          1. Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

                    2.   The February 1999 Public Offering:

               Under a prospectus published in the United States on February 2, 1999, 5,456,750 ordinary shares of NIS 0.01 par value were offered in public offering, of which 4,711,750 ordinary shares were offered by the Company (including an underwriters option that was fully exercised) and 745,000 ordinary shares were offered by certain shareholders, for $ 57 per share.

               The net proceeds to the Company, in the amount of approximately $ 254 million, are net of 4% of the underwriting discount and offering costs of $ 3.4 million.

          b.   Stock Option Plans:

               The Company has two stock option plans, the 1993 and the 1995 Stock Option and Incentive Plans ("the Plans"). The 1995 plans were amended in 1997, 1998 and 1999. Under the Plans, options may be granted to employees, officers, directors and consultants of the Group. Pursuant to the plans, as of December 31, 2000, the Company reserved for issuance a total of 9,528,500 ordinary shares. As of December 31, 2000, an aggregate sum of 604,493 ordinary shares of the Company are still available for future grant. (See also Note 17e)

               Options granted under the Plans generally vest quarterly over 4 years. Those options will expire ten years from the date of grant. Any options which are forfeited or canceled become available for future grants. The exercise price per share under the Plans shall not be less than the market price of an ordinary share at the date of grant. No compensation cost has been charged against income in the years ended December 31, 1998, 1999 and 2000.

               A summary of the status of the plans as of December 31, 1998, 1999 and 2000, and changes during the years ended on those dates, is presented below:

                                                                     YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------------------
                                                    1998                       1999                      2000
                                            ---------------------      --------------------      --------------------
                                                         WEIGHTED                  WEIGHTED                  WEIGHTED
                                                         AVERAGE                    AVERAGE                   AVERAGE
                                                         EXERCISE                  EXERCISE                  EXERCISE
                                            NUMBER        PRICE        NUMBER        PRICE       NUMBER        PRICE
                                            ------       --------      ------      --------      ------       -------
                                                            $                          $                         $
                                                         --------                  --------                   -------
                    Options outstanding
                       at the beginning     1,089,203      24.52       1,886,538      32.93      3,615,817      44.16
                    of the year
                    Changes during
                       the year:
                       Granted              1,027,400      42.84       2,286,500      52.15      4,991,088      92.88
                       Exercised             (156,565)     14.50        (256,145)     21.82       (203,103)     37.47
                       Repriced *):
                        Old exercise
                          price              (664,200)     30.26               -          -              -          -
                        New exercise
                          price               664,200      23.25               -          -              -          -
                       Forfeited              (73,500)     22.97        (301,076)     53.46       (314,799)     80.15
                                          ===========  ============  ===========  ===========  ===========  ===========
                    Options outstanding
                       at the end of the    1,886,538      32.93       3,615,817      44.16      8,089,003      72.85
                        year              ===========  ============  ===========  ===========  ===========  ===========

                    Options exercisable
                       at the end of
                       the year               217,128      17.56         816,502      35.82      1,689,570      43.84
                                          ===========  ============  ===========  ===========  ===========  ===========

               Weighted average fair value of options granted at their grant date were $17.72, $24.42, and $64 during 1998, 1999, and 2000, respectively. All options were granted at fair market value.

          *) In January 1998, 664,200 options awarded in earlier years, with a weighted average exercise price of $ 30.26 per share, were repriced to a weighted average exercise price of $ 23.25 per share. The revised exercise price is equal to the price of the shares on the date of the repricing.

               The options outstanding as of December 31, 2000, have been separated into ranges of exercise price as follows:

                                                               WEIGHTED                       OPTIONS           WEIGHTED
                                                                AVERAGE       WEIGHTED      EXERCISABLE     AVERAGE EXERCISE
                       RANGES OF     OPTIONS OUTSTANDING       REMAINING       AVERAGE         AS OF            PRICE OF
                       EXERCISE       AS OF DECEMBER 31,      CONTRACTUAL     EXERCISE      DECEMBER 31,        OPTIONS
                         PRICE               2000                LIFE           PRICE           2000          EXERCISABLE
                    ---------------- ---------------------   ------------     --------      ------------    ----------------
                                                                (YEARS)
                                                             --------------
                    $    0.33-19.50           96,317              4.03         $    8.40          94,662       $    8.53
                    $   20.63-37.00          701,498              6.52         $   25.93         554,871       $   25.26
                    $   43.06-55.13        3,390,614              8.68         $   47.80         896,870       $   50.80
                    $   63.25-76.94        1,853,074              9.36         $   69.09          94,202       $   68.82
                    $ 135.25-159.88        2,047,500              9.17         $  136.86          48,965       $  147.26
                                     ---------------------                   ------------  ---------------  -----------------
                                           8,089,003                          $  72.85         1,689,570       $   43.84
                                     =====================                   ============  ===============  =================


               Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black and Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2000:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------------
                                                                           1998              1999              2000
                                                                      ---------------   ---------------   ---------------
                                                                                              %
                                                                      ---------------------------------------------------
                  Dividend yield                                              0                 0                 0
                                                                      ===============   ===============   ===============
                  Expected volatility                                      24.9              42.6              94.4
                                                                      ===============   ===============   ===============
                  Risk-free interest rate                                   5.0               5.0               5.0
                                                                      ===============   ===============   ===============
                  Expected average lives (in years)                         3.0               3.0               3.0
                                                                      ===============   ===============   ===============

                    Pro forma information under SFAS 123:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                   -----------------------------------------------------------
                                                                        1998                 1999                 2000
                                                                   ----------------    -----------------    ------------------
                                                                       U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                                  ------------------------------------------------------------
                     Net income (loss) as reported                      $ (79,383)             $ 19,611          $   19,435
                     Pro forma net income (loss)                        $ (83,770)             $   (335)         $  (80,411)
                     Basic net earnings (loss) per
                     share as reported                                  $   (7.18)             $   0.96          $     0.86
                     Pro forma basic net earnings
                     (loss) per share                                   $   (7.57)             $  (0.02)         $    (3.57)
                     Diluted net earnings (loss) per share
                     as reported                                        $   (7.18)             $   0.92          $     0.81
                     Pro forma diluted net earnings
                     (loss) per share                                   $   (7.57)             $  (0.02)         $    (3.57)

               For SFAS 123 pro forma purposes, compensation is amortized over the vesting period of the related options.

          c.   Warrants and other options:

          1. In December 1992, the Company granted options not in the context of any stock option plan to a former officer. The officer, who has since returned to the Company as an officer, was granted an option to purchase 24,500 Ordinary shares, at an exercise price of $ 0.33 per ordinary share on terms and conditions comparable to those provided for under the Plans. The options will expire ten years from the date of grant.

          2. During 2000, the Company granted a warrant to purchase approximately 191,500 Ordinary shares as consideration for investment in connection with an acquisition at an exercise price of $ 157.05 per share exercisable over 5 years (see Note 6a). As required by SFAS No. 123, these warrants were measured at fair value (according to the Black and Scholes option pricing model) with the following weighted-average assumptions for the year 2000: risk-free interest rates of 5%, dividend yields of 0%, volatility factors of the expected market price of the Company's Common shares of 65%, and a weighted-average expected life of the warrants of 2.5 years. As a result, the Company recorded $ 8.7 million as part of the investment in other companies.

          d.   Dividends:

          1. In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

          2.   Pursuant to the terms of a credit line from a bank (see Note
               14d), the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

NOTE 12:- RESTRUCTURING CHARGES

               At the end of 1998 and during 1999, as a result of the acquisition of Spacenet, the Group recorded restructuring charges of $ 24,184,000 and $ 5,174,000, respectively. The restructuring consisted of a series of actions taken in order to move forward with one platform for the interactive VSAT market, as well as to capitalize on current product demand for other VSAT products. The restructuring charges and the related write-off associated with the restructuring charges consist of:

          a. Closing of certain product lines - write-off of inventory and of equipment relating to product lines to be discontinued.

          b. Compensation to certain customers and suppliers - consists mainly of costs relating to discontinued commitments.

          c. Write-off of investments - consists of write-off of two investments, mainly in distribution channels for the Company's multimedia products in the United States, as this activity is performed by Spacenet.

               The components and the classification of the restructuring charges and the related write-offs associated with the restructuring charges for the year 1999, are as follows:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                           --------------------------------------------
                                                                                  1998                    1999
                                                                           --------------------    --------------------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                           --------------------------------------------
               Cost of sales - write-off of inventories                      $     9,495              $    4,634
                                                                           --------------------    --------------------
               Restructuring charges:
                  Compensation                                                    11,091                    (356)
                  Other                                                              898                       -
                                                                           --------------------    --------------------
                                                                                  11,989                    (356)
                                                                           --------------------    --------------------

               Write-off of investments                                            2,700                     896
                                                                           --------------------    --------------------

                                                                             $    24,184              $    5,174
                                                                           ====================    ====================


NOTE 13:- TAXES ON INCOME

          a.   The Company:

          1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               The Company has been granted an "Approved Enterprise" status for nine investment programs, by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law").

               Since the Company is a "foreign investors' company", as defined by the above mentioned law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefits from said status, are a tax exemption for two to four years, and a reduced tax rate (based on the percentage of foreign shareholding in each tax year) on income from all of its approved enterprises, for the remainder of the benefit period. These tax benefits are subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. The periods of benefits of the approved enterprises will expire between 2001 and 2009.

               The tax-exempt profits that will be earned by the Company's "Approved Enterprises" can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in technologies) currently between 10% to 25% for an "Approved Enterprise". As of December 31, 2000, retained earnings included approximately $56 million in tax-exempt income earned by the Company's "Approved Enterprise".

               As stated, most of the Company's income is tax exempt due to the Approved Enterprise status granted to the Company's production facilities. The Company has decided to permanently reinvest the amount of the said tax exempt income, and not to distribute such income as dividends. Accordingly, no deferred taxes have been provided in respect of the tax exempt income.

               Income from sources other than the "Approved Enterprise" during the benefit period, will be subject to tax at the regular corporate tax rate of 36%.

               The Company is entitled to claim accelerated depreciation in respect of equipment used by "Approved Enterprises" during the first five years of the operation of these assets.

               The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli Consumer Price Index ("CPI") and interest.

          2. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

               Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Company has elected to measure its results for tax purposes on the basis of the changes in the exchange rate of the dollar.
          3.   The Law for the Encouragement of Industry (Taxes), 1969:

               The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation, as prescribed by regulations published under the Inflationary Adjustments Law, and amortization of patents, certain other intangible property rights and deduction of share issuance expenses.

          b.   Non-Israeli subsidiaries:

               Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

          c.   Carryforward tax losses and credits:

               Carryforward tax losses and research and development tax credits relating to non-Israeli subsidiaries, mainly in the U.S. approximate $ 100.9 million as of December 31, 2000. The carryforward amounts expire between 2004 - 2020.

          d.   Deferred income taxes:

               Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax liabilities and assets are as follows:

                                                                                                DECEMBER 31,
                                                                                     -----------------------------------
                                                                                          1999                2000
                                                                                     ---------------     ---------------
                                                                                         U.S. DOLLARS IN THOUSANDS
                                                                                     -----------------------------------
                    1.      Provided in respect of the following:

                            Carryforward tax losses and research and
                               development credits                                       $   2,387           $  45,988
                            Intercompany profits                                                 -               2,173
                            Excess of fair value over cost relating to net
                               assets of Spacenet at acquisition date                        4,870                   -
                            Other                                                              932              (3,964)
                                                                                     ---------------     ---------------
                            Deferred tax assets before valuation allowance                   8,189              44,197
                            valuation allowance                                             (7,842)            (40,275)
                                                                                     ---------------     ---------------
                            Net deferred tax assets                                      $     347           $   3,922
                                                                                     ===============     ===============
                    2.      Deferred taxes are included in the balance
                               sheets, as follows:
                            Current assets                                               $     785           $   2,646
                            Non-current assets                                                 141               4,200
                            Other long-term liabilities                                       (579)             (2,924)
                                                                                     ---------------     ---------------
                                                                                         $     347           $   3,922
                                                                                     ===============     ===============

                     3. As of December 31, 2000 the Group has increased the valuation allowance by approximately $32 million in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

          e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

          f.   Taxes on income included in the statements of operations:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------------
                                                                              1998            1999           2000
                                                                          --------------  -------------  --------------
                                                                                   U.S. DOLLARS IN THOUSANDS
                                                                          ---------------------------------------------
                  Provision for income tax:
                  Current                                                    $    286      $    2,727     $    7,912
                  Previous years                                                    -               -         (2,334)
                                                                          --------------  -------------  --------------
                                                                                  286           2,727          5,578
                  Deferred income taxes                                             -            (252)        (3,575)
                                                                          --------------  -------------  --------------
                                                                             $    286      $    2,475     $    2,003
                                                                          ==============  =============  ==============

                  Domestic                                                   $    178      $      820     $    2,879
                  Foreign                                                         108           1,655           (876)
                                                                          --------------  -------------  --------------
                                                                             $    286      $    2,475     $    2,003
                                                                          ==============  =============  ==============
         g.       Income (loss) before taxes on income:

                  Domestic                                                  $ (74,777)     $   38,048     $   61,880
                  Foreign                                                      (3,617)        (15,426)       (29,768)
                                                                          --------------  -------------  --------------
                                                                            $ (78,394)     $   22,622     $   32,112
                                                                          ==============  =============  ==============

NOTE 14:- SUPPLEMENTARY BALANCE SHEET INFORMATION

          a. Short-term bank deposits and current maturities of long-term bank deposits :

                                                                                             DECEMBER 31,
                                                                                -------------------------------------
                                                                                     1999                 2000
                                                                                ----------------     ----------------
                                                                                     U.S. DOLLARS IN THOUSANDS
                                                                                -------------------------------------
               Short term bank deposit *)                                         $    20,868            $     303
               Current maturities of long-term bank deposits **)                       40,672               34,000
                                                                                ----------------     ----------------
                                                                                  $    61,540            $  34,303
                                                                                ================     ================


          *) The deposit are denominated in dollars, and bears annual interest of 5.25%-6.5%.

          **) The current maturities of long-term bank deposits are denominated in dollars, and bear annual interest of 5.71%-6.69%.

          b.      Other accounts receivable and prepaid expenses:

                    Government authorities                                             $    7,764         $    13,947
                    Employees                                                               1,586               2,219
                    Receivables in respect of capital leases (see c
                    below)                                                                 16,000              11,359
                    Advances to suppliers                                                     486               3,870
                    Prepaid expenses                                                        8,844              18,009
                    Accrued interest on long-term bank deposits                             2,683               1,344
                    Deferred income taxes (see Note 13d)                                      785               2,646
                    Related parties                                                        31,503              37,410
                    Other                                                                   2,331              28,884
                                                                                    ----------------    ----------------
                                                                                        $  71,982          $  119,688
                                                                                    ================    ================

          c.   Receivables in respect of capital and operating leases:

               The Group's contracts with customers contain long-term commitments, for remaining periods ranging from one to five years, to provide network services, equipment, installation and maintenance.

               The minimum future payments to be received by the Group under these contracts as of December 31, 2000, are as follows (including unearned interest income in the amount of $ 10 million):

                                                          U.S DOLLARS
                    Year                                  IN THOUSANDS
                    ----                                  ------------
                    2001                                     $ 40,517
                    2002                                       38,153
                    2003                                       17,491
                    2004                                       11,782
                    2005 and thereafter                         5,551

               The net investment in a capital lease as of December 31, 2000, is $ 82.4 million. Total revenues from capital and operating leases amounted to $97.7 million in 2000.

          d.   Short-term bank credit and current maturities of long-term loan:

          1.   The following is classified by currency and interest rates:

                                                              WEIGHTED AVERAGE
                                                              INTEREST RATE AT
                                                                DECEMBER 31,                       DECEMBER 31,
                                                      ---------------------------------   -------------------------------
                                                           1999              2000             1999             2000
                                                      --------------    ---------------   --------------   --------------
                                                                     %                       U.S. DOLLARS IN THOUSANDS
                                                      ---------------------------------   --------------------------------
                          In dollars                       6.85               7.07           $  1,710        $   7,285
                          In Israeli currency             11.75                8.8              5,276            6,143
                          In other currencies                 -                6.5                  -              556
                          current maturities of
                          long-term loan                                LIBOR+1%                                   835
                                                                                          --------------   --------------
                                                                                             $  6,986         $ 14,819
                                                                                          ==============   ==============

               Short-term bank credit is secured by a negative pledge agreement.

          2. Unutilized credit lines at December 31, 2000, were approximately $10.8 million.

          e.   Other accounts payable:

                                                                                               DECEMBER 31,
                                                                                   -------------------------------------
                                                                                        1999                 2000
                                                                                   ----------------     ----------------
                                                                                        U.S. DOLLARS IN THOUSANDS
                                                                                   -------------------------------------
                    Payroll and related expenses                                       $   4,895           $    4,909
                    Provision for vacation pay                                             2,816                6,336
                    Advances from customers                                                  246                  594
                    Deferred revenue                                                       2,250                5,839
                    Current maturities of long-term liabilities
                        in respect of lease agreements                                     4,050                4,120
                    Taxes payable                                                          5,058                3,296
                    Other                                                                    451                  381
                                                                                   ----------------     ----------------
                                                                                        $ 19,766            $  25,475
                                                                                   ================     ================

          f.   Long-term loans:

                                                                    RATE OF                               DECEMBER 31,
                                                                                                 -------------------------------
                                                                    INTEREST        MATURITY         1999             2000
                                                                 ---------------  -------------  -------------   ---------------
                                                      Linkage          %                           U.S. DOLLARS IN THOUSANDS
                                                     ----------- ---------------                 -------------------------------

                  Loan from a bank                     Dollar      Libor+0.8%         2004         $       -       $ 108,000
                  Other long-term loans *)             Dollar      Libor+1.0%         2003                 -           2,505
                  Loans from related parties           Dollar          5%             2005                 -             908
                                                                                                 -------------   ---------------

                                                                                                           -         111,413
                  Less - current maturities                                                                -             835
                                                                                                 -------------   ---------------

                                                                                                   $      -        $ 110,578
                                                                                                 =============   ===============


          *) The Company granted the lender a security interest in certain of its computer, machinery, and Hub equipment assets.

               Long-term debt maturities after December 31, 2000 are as:

                                                              U.S. DOLLARS
                    Year                                        IN THOUSANDS
                    ----                                      -----------------
                    2001                                           $    835
                    2002                                             36,835
                    2003                                             36,835
                    2004                                             36,000
                    2005                                                908
                                                              -----------------
                                                                   $111,413
                                                              =================

               No interest expenses have been recorded for long-term loans for the year 2000.

          g.   Other long-term liabilities:

                                                                                              DECEMBER 31,
                                                                                 ---------------------------------------
                                                                                       1999                  2000
                                                                                 -----------------     -----------------
                                                                                       U.S. DOLLARS IN THOUSANDS
                                                                                 ---------------------------------------
                  Deferred revenues                                                $         -            $    7,210
                  Provision for estimated loss on long-term   contracts
                                                                                             -                 5,054
                  Long-term liabilities in respect of lease
                     agreements                                                          7,510                 3,390
                  Deferred income taxes (see Note 13d)                                     579                 2,924
                  Others                                                                     -                 1,586
                                                                                 -----------------     -----------------
                                                                                    $    8,089             $  20,164
                                                                                 =================     =================

NOTE 15:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development costs, net:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                     ----------------------------------------------------
                                                                          1998              1999              2000
                                                                     ----------------  ----------------  ----------------
                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                     ----------------------------------------------------

                     Total cost                                          $  15,815       $    27,159         $  35,576
                     Less:
                     Royalty bearing grants                                    997             1,340               926
                     Non - royalty bearing grants                            2,038             1,028             3,378
                                                                     ----------------  ----------------  ----------------
                                                                         $  12,780       $    24,791         $  31,272
                                                                     ================  ================  ================

       b.   Selling and marketing, general and administrative expenses:

                     Selling and marketing                               $  20,154       $    32,988         $  41,575
                     General and administrative                              8,923          *)35,426          *)44,523
                                                                     ----------------  ----------------  ----------------
                                                                         $  29,077        $   68,414         $  86,098
                                                                     ================  ================  ================

               *) Including amortization of goodwill and other identifiable intangible assets.

      c.   Allowance for doubtful accounts:

                     Balance at beginning of year                           $  160        $    2,000          $  4,423
                     Increase during the year                                1,840             2,423             3,654
                                                                     ----------------  ----------------  ----------------

                     Balance at the end of year                           $  2,000         $   4,423          $  8,077
                                                                     ================  ================  ================

          d.   Financial income (expenses), net:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------------------
                                                                             1998              1999               2000
                                                                       -----------------  ----------------   ----------------
                                                                                     U.S. DOLLARS IN THOUSANDS
                                                                       ------------------------------------------------------
                     Income:
                        Interest on cash equivalents and bank
                         deposits                                         $    3,209          $   9,991           $ 14,264
                        In respect of capital lease                                -                565              4,923
                        Other (mainly translation adjustments )                2,159                189                741
                                                                       -----------------  -----------------  ---------------
                                                                               5,368             10,745             19,928
                                                                       -----------------  -----------------  ---------------
                     Expenses:
                        Interest on convertible subordinated
                         notes (see Note 9)                                    4,871              4,871             13,972
                        Amortization of issuance costs of
                         convertible subordinated notes (see
                     Notes 8 and 9)                                              455                455              1,978
                        In respect  of  short-term  bank  credit and
                          trade payables and other                             1,179              1,162                704
                        Other                                                    110                990              4,563
                                                                       -----------------  -----------------  ---------------
                                                                               6,615              7,478             21,217
                                                                       -----------------  -----------------  ---------------
                                                                          $   (1,247)         $   3,267          $  (1,289)
                                                                       =================  =================  ===============

NOTE 16:- SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

               The Group operates in one business segment - the design, development, manufacturing, marketing and providing of services of very small aperture terminal ("VSAT") satellite earth stations. The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information".

          1.   Revenues by geographic area:

               Following is a summary of revenues by geographic area. Revenues are attributed to geographic area, based on the location of the end customers, as follows:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                    --------------------------------------------------------
                                                                         1998               1999                2000
                                                                    ----------------  -----------------  -------------------
                                                                                   U.S. DOLLARS IN THOUSANDS
                                                                    --------------------------------------------------------
                     United States                                      $  80,439        *) $ 190,609         *)$289,774
                     South Africa                                          20,810               1,560              6,326
                     Far East                                       *)      5,363     *)        5,640       *)    55,734
                     South America and Latin America                 *)    10,773      *)      43,940       *)   108,463
                     Europe                                                10,418              54,643             31,309
                     Israel                                         *)      4,209     *)        8,466                719
                     Other                                                 23,323              33,015             12,267
                                                                    ----------------  -----------------  -------------------

                                                                       $  155,335        $    337,873       $    504,562
                                                                    ================  =================  ===================

                     *)  Including revenues from
                         related parties                               $   12,686        $**)52,700         $    150,234
                                                                    ================  =================  ===================

                    **) Including $ 15 million, from GE Americom. GE Americom and certain of its affiliates were committed to purchase products from the Group through the end of 1999. In 1999, no purchase orders for such products were received. The amount recorded represents 40% of $
                         37.5 million, which is the minimum commitment of GE Americom under this agreement. This amount was collected in 2000.

          2. Revenues from single customers, which exceed 10% of total revenues in the reported years:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------------------------
                                                                            1998               1999              2000
                                                                       ----------------  -----------------  ----------------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                       -----------------------------------------------------
                     Spacenet (see Note 2c)                                $  69,357     $            -     $
                                                                       ================  =================  ================
                     StarBand (see Note 1)                             $           -     $            -     $     128,544
                                                                       ================  =================  ================

          3. The Group's long-lived assets are located in the following countries:

                                                                                        DECEMBER 31,
                                                                     ----------------------------------------------------
                                                                              1999                        2000
                                                                     ------------------------   -------------------------
                                                                                  U.S. DOLLARS IN THOUSANDS
                                                                     ----------------------------------------------------
                  Israel                                                   $   87,605                  $  126,308
                  United States                                               146,873                     288,100
                  Europe                                                       16,853                      37,990
                  Latin america                                                13,000                      90,699
                  Other                                                         4,998                      10,970
                                                                     ------------------------   -------------------------
                                                                           $  269,329                   $ 554,067
                                                                     ========================   =========================

NOTE 17:- SUBSEQUENT EVENTS

          a. In March 2001, the Group recorded restructuring charges of approximately $ 10 million. The restructuring cost consist of employee termination benefits associated with involuntary terminations of approximately 400 employees, compensation to a certain supplier, and other costs associated with termination of lease commitments in respect of premises occupied by the Group. The terminations resulted from the Group's strategy to reduce costs and improve profitability.

          b. During January 2001, Gilat BV acquired additional 2%, reaching 51%, of the outstanding share capital of rStar Corporation Inc. pursuant to the tender offer mentioned in note 5. The total consideration was approximately $ 2 million.

               In April 2001, the Group entered into a series of transactions with rStar according to which rStar would purchase certain assets related to Gilat's StarBand Latin America activities in exchange for 43,103,448 shares of rStar Corporation common stock. rStar would make a tender offer to acquire up to 20% of rStar's common stock held by rStar shareholders (other than the Group) in exchange for up to $ 4 million in cash and up to 312,500 ordinary shares of the Company; rStar will issue and deliver to Spacenet 19,396,552 shares of rStar common stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet. The above transactions will result in the Group and its affiliates increasing its share equity in rStar from 51% to 80-84%.

          c. On March 23, 2001, Spacenet entered into a loan agreement with a third party whereby, the lender loaned Spacenet $12 million which will be repaid over a three year period in three annual installments of $4.5 million. Spacenet granted the lender a security interest in approximately $12.7 million in certain of its computer, machinery, and Hub equipment cost purchased in 2000.

          d. On March 29, 2001, Spacenet completed a transaction to sell and leaseback its corporate headquarters building. The sale price of the property was approximately $ 31.5 million net of certain fees and commissions. Concurrent with the sale, Spacenet entered into a leaseback contract for a period of fifteen years at an initial annual rental of approximately $3.5 million plus escalation. In accordance with the lease terms, Spacenet made a security deposit consisting of $5.5 million fully cash collateralized letter of credit for the benefit of the lessor.

          e. On April 24, 2001, the Company filed a tender offer with the Securities and Exchange Commission allowing employees of the Group, if they so choose, to cancel outstanding options previously granted to them. In exchange, the employees will receive an equal number of new options to be granted at a future date, more than six months following the cancellation of the old options, with a per share exercise price equal to the fair market value of The Company's shares on the date of grant of the new options.

          f. In June 2001, the German subsidiary of the Company entered into a mortgage and loan agreement with a German bank, secured by our facilities in Germany. The mortgage is for approximately $5.3 million, of which: (1) approximately $0.9 million, bears interest at 5.86% and is repayable over 5 years commencing July 2001, and
               (2) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006.

          g. On June 5, 2001, a third party filed a claim against the Company. A plaintiff alleges a breach of contract in relation to a purchase order of approximately $2.8 million.

               On June 11, 2001, a third party filed a claim against the Company. A plaintiff alleges a breach of contract in relation to a purchase order of approximately $2.3 million.

               In addition, certain suppliers have demanded a payment of approximately $6.7 million, alleges a breach of contract in relation to purchase orders.

               At this early stage of the proceedings, the Company and its legal advisors are studying the details of the cases and are unable to evaluate the effect of these allegations against the Company.

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED)

          a. During May 2001 rStar issued and delivered to Gilat BV 19,396,552 shares of rStar common stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet, which resulted in the Group and its affiliates increasing its share equity in rStar from 51% to approximately 66%.

          b. During September 2001, the parties to the Hughes dispute, described in Note 10i, have reached a settlement agreement. The terms of the settlement do not create any material liability on the part of the Company.

          c. During September 2001, the Group recorded restructuring charges of approximately $ 30 million. The restructuring cost consist of employee termination benefits associated with involuntary terminations of approximately 250 employees, compensation to suppliers and customers, and other costs associated with termination of lease commitments. The terminations resulted from the Group's strategy to reduce costs and improve profitability. The Company also recorded non-cash, one-time charges that amounted to $238 million and include: an impairment of assets, primarily goodwill, of approximately US $80 million; an inventory write-off and mark-down of approximately US $62 million mainly as a result of excess inventory; the impairment of investments and capital leases relating to vertical market customers of approximately US$56 million; and bad debt reserve of approximately US $10 million reflecting deteriorating market conditions.

          d. During September 2001, the Israeli customs authority began examining certain imports to determine whether Gilat has paid the appropriate duty for the type of equipment. The investigation may result in administrative proceedings to recover approximately $1 million from Gilat. Gilat maintains that it has made all required payments.

          e. In September 2001 and again in December 2001, the Group revised the agreement signed with rStar in April 2001. According to the aforementioned transactions rStar would acquire StarBand Latin America (Holland) BV in exchange for 43,103,448 shares of rStar Corporation common stock. rStar would make a tender offer to acquire up to approximately 29% of rStar's common stock held by rStar shareholders (other than the Group) in exchange up to 466,105 ordinary shares of Gilat and a cash consideration. The exact amount of the cash consideration, ranging from $2 million to $10 million will be calculated pursuant to a formula, which is tied to the average closing price for Gilat's ordinary shares over a consecutive 10-day trading period ending on the fifth trading day prior to the expiration of the offer.

               Pursuant to the first revision of the agreement, in the event of reaching certain net income levels by StarBand Latin America in the next few years, Gilat would be entitled to receive additional shares of rStar common stock. In the event of not reaching certain net income levels by StarBand Latin America in the next few years, rStar stockholders would be entitled to receive their pro rata share of a special cash distribution in the amount of $2.5 million or $5 million per year. The terms of the special cash distribution and the additional share issuance will be canceled in the event of an rStar public offering.

               The second revision to the agreement relates to the terms of the special cash distribution and the additional share issuance and provides that rStar stockholders will not be entitled to a special cash distribution and Gilat will not be entitled to the additional share issuance, not only in the event of an rStar public offering but also if rStar closes a sale of rStar common stock, in a single transaction, to a party other than Gilat and its affiliates that raises gross proceeds to rStar of at least $100 million, at a price of rStar common stock equal to $1 per share. Under the revised terms, only 60% of these proceeds need to be in the form of cash.

               Upon conclusion of the acquisition and the tender offer described above, and assuming that the maximum number of shares of rStar common stock are tendered in the offer, the ownership of the Group and its affiliates in rStar will increase from approximately 66% to approximately 85%.

          f. On October 2, 2001, STM Wireless Inc. filed a claim against Gilat and its subsidiary, rStar Corporation, and others alleging unfair competition and slander in connection with the award of a tender to perform work for OSIPTEL/FITEL, a governmental telecommunications entity in Peru. We intend to aggressively defend this suit.

          g. On November 27, Gilat granted 6.4 million new options to the 811 employees that chose to cancel their option under the tender mentioned in Note 17(a)(5) above. The option exercise price is the market price as of the date of the grant.

          h. A certain supplier has demanded a payment of approximately $2.6 million, alleges a breach of contract in relation to purchase orders. At this early stage of the proceedings, the Company and its legal advisors are studying the details of the case and are unable to evaluate the effect of these allegations against the Company.


                               - - - - - - - - - -

[BERMAN HOPKINS WRIGHT LATTAM LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholder
Gilat Florida Inc.
West Melbourne, Florida



We have audited the accompanying balance sheets of Gilat Florida Inc. (a wholly-owned subsidiary of Gilat Satellite Networks Ltd.) as of December 31, 2000 and 1999 (restated), and the related statements of operations, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2000, 1999 (restated) and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gilat Florida Inc. as of December 31, 2000, 1999 (restated), and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, 1999 (restated) and 1998 in conformity with generally accepted accounting principles.

February 12, 2001
Melbourne Florida
                                             Berman Hopkins
                                             Wright & Lattam, CPA's, LLP

                          GILAT SATELLITE NETWORKS LTD.

               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2001

                                    UNAUDITED

                                 IN U.S. DOLLARS

                                      INDEX


                                                                               PAGE
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS                               F-46-F-47

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS                        F-48

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF  CASH FLOW                     F-49-F-50


NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS                F-51-F-62



                            - - - - - - - - - - - - -

                                                   GILAT SATELLITE NETWORKS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                DECEMBER 31,       JUNE 30,
                                                                                     2000             2001
                                                                                ------------      ----------
                                                                                    NOTE 1         UNAUDITED
                                                                                ------------      ----------
     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                       $  192,471      $   96,804
  Short-term bank deposits and current maturities of long-term bank deposits          34,303              --
  Trade receivables *)                                                               187,720         176,723
  Other accounts receivable and prepaid expenses *)                                  119,688         100,669
  Inventories                                                                        163,446         171,452
                                                                                ------------      ----------
Total current assets                                                                 697,628         545,648
                                                                                ------------      ----------
INVESTMENTS AND NON-CURRENT
  RECEIVABLES:

  Restricted cash                                                                         --           6,500
  Investment in affiliated companies                                                  50,632          89,376
  Investment in other companies                                                       26,987          36,454
  Severance pay fund                                                                   5,128           5,568
  Long-term loan                                                                      41,430          42,422
  Long-term trade receivables and other receivables *)                                53,477         103,123
                                                                                ------------      ----------
Total investments and non-current receivables                                        177,654         283,443
                                                                                ------------      ----------
PROPERTY AND EQUIPMENT, NET                                                          287,069         261,689
                                                                                ------------      ----------
OTHER ASSETS AND DEFERRED CHARGES, NET                                                98,672          92,131
                                                                                ------------      ----------

Total assets                                                                      $1,261,023      $1,182,911
                                                                                ============      ==========

*) Includes the following balances resulting from transactions with related parties as of December 31, 2000 and June 30, 2001, respectively: trade receivables - $43,963 and $22,474; other accounts receivable and prepaid expenses - $37,410 and $0; long-term trade receivables and other receivables
    - $16,386 and $65,000.




The accompanying notes are an integral part of the consolidated financial statements.

                                                   GILAT SATELLITE NETWORKS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                  DECEMBER 31,           JUNE 30,
                                                                      2000                 2001
                                                                  ------------          ----------
                                                                     NOTE 1              UNAUDITED
                                                                  ------------          ----------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                          $     13,984          $    8,782
  Current maturities of long term loans                                    835               6,239
  Trade payables                                                        81,957              78,414
  Accrued expenses                                                      32,482              25,078
  Other accounts payable *)                                             25,475              25,869
                                                                  ------------          ----------
Total current liabilities                                              154,733             144,382
                                                                  ------------          ----------
LONG-TERM LIABILITIES:
  Accrued severance pay                                                  8,202               8,943
  Convertible subordinated notes                                       350,000             350,000
  Long term loans, net of current maturities                           110,578             125,446
  Other long term liabilities                                           20,164              13,526
                                                                  ------------          ----------
Total long-term liabilities                                            488,944             497,915
                                                                  ------------          ----------
SHAREHOLDERS' EQUITY:
  Share capital and additional paid-in capital                         626,087             626,164
  Accumulated other comprehensive loss                                  (3,440)             (6,891)
  Accumulated deficit                                                   (5,301)            (78,659)
                                                                  ------------          ----------
Total shareholders' equity                                             617,346             540,614
                                                                  ------------          ----------
Total liabilities and shareholders' equity                        $  1,261,023          $1,182,911
                                                                  ============          ==========


*) Includes the following balances resulting from transactions with related parties as of December 31, 2000 and June 30, 2001, respectively: other accounts payable - $2,775 and $986.




The accompanying notes are an integral part of the condensed consolidated financial statements.

                                                   GILAT SATELLITE NETWORKS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)



                                                          SIX MONTHS ENDED
                                                              JUNE 30,
                                                     -------------------------
                                                        2000            2001
                                                             UNAUDITED
                                                     -------------------------
Revenues:
   Product *)                                        $ 154,967       $ 163,871
   Services *)                                          39,580          54,770
                                                     ---------       ---------
                                                       194,547         218,641
                                                     ---------       ---------
Cost of revenues:
   Product                                              95,346         112,906
   Services *)                                          26,298          49,306
                                                     ---------       ---------
                                                       121,644         162,212
                                                     ---------       ---------
   Gross profit                                         72,903          56,429
                                                     ---------       ---------
   Research and development costs, net *)               15,052          19,988
   Selling and marketing, general and
     administrative expenses                            41,854          75,270
   Restructuring charges                                     -           9,994
                                                     ---------       ---------
   Operating income (loss)                              15,997         (48,823)
   Financial expenses, net                                (806)        (13,200)
   Impairment of investments in other companies              -          (2,000)
                                                     ---------       ---------
   Income (loss) before taxes on income                 15,191         (64,023)
   Taxes on income                                         201             281
                                                     ---------       ---------
   Income (loss) after taxes on income                  14,990         (64,304)
   Equity in earnings (losses) of affiliated
   companies                                               372          (9,054)
   Minority interest in losses of a subsidiary             276               -
                                                     ---------       ---------
   Net income (loss)                                 $  15,638       $ (73,358)
   Net earnings (loss) per share:
        Basic                                        $    0.72       $   (3.14)
                                                     ---------       ---------
        Diluted                                      $    0.65       $   (3.14)
                                                     =========       =========

*) Includes the following income (expenses) resulting from transactions with related parties for the six months ended June 30,2000 and 2001, respectively: product revenues - $22,680, and $16,710; service revenues - $22,356 and $17,614; cost of services - $10,159 and $16,566; research and development cost, net - $0, and $2,000.




The accompanying notes are an integral part of the condensed consolidated financial statements.

                                                   GILAT SATELLITE NETWORKS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       SIX MONTHS ENDED
                                                                                            JUNE 30,
                                                                                   -------------------------
                                                                                     2000            2001
                                                                                   ---------       ---------
                                                                                           UNAUDITED
                                                                                   -------------------------
Cash flows from operating activities:
    Net income (loss)                                                              $  15,638       $ (73,358)
    Adjustments required to reconcile net income (loss) to
      net cash used in operating activities:
    Depreciation and amortization                                                     28,386          26,278
    Impairment of investments in other companies                                           -           2,000
    Equity in losses of affiliated companies and unrealized gains on sales to
      affiliated companies                                                             1,262           9,054
    Accrued severance pay, net                                                           (34)            354
    Interest accrued on short and long-term bank deposits                               (756)          1,344
    Non cash revenues                                                                      -          (2,938)
    Deferred income taxes, net                                                        (1,578)          1,541
    Increase in trade receivables                                                    (37,812)        (44,061)
    Increase in other accounts receivable and prepaid expenses (including
      long-term receivables)                                                         (41,560)        (22,036)
    Increase in inventories                                                          (32,250)         (8,414)
    Increase (decrease) in trade payables                                             12,733          (3,382)
    Decrease in accrued expenses                                                      (3,055)         (6,845)
    Decrease in other accounts payable and other long-term liabilities                  (501)         (9,863)
    Other                                                                                 14             143
                                                                                   ---------       ---------
Net cash used in operating activities                                                (59,513)       (130,183)
                                                                                   ---------       ---------


The accompanying notes are an integral part of the condensed consolidated financial statements.

                                                   GILAT SATELLITE NETWORKS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                  SIX MONTHS ENDED
                                                                                      JUNE 30,
                                                                            -------------------------
                                                                                2000            2001
                                                                                     UNAUDITED
                                                                            -------------------------
Cash flows from investing activities:
Purchase of property and equipment                                            (63,340)        (35,522)
Investment in other companies                                                 (14,547)         (5,113)
Return on investment in company                                                     -           2,500
Purchase of short-term bank deposits                                         (198,000)              -
Proceeds from short-term bank deposits                                         28,000             303
Proceeds from long-term bank deposits                                          40,327          34,000
Long-term loans to affiliated company                                         (40,000)              -
Acquisition of GTHLA  (a)                                                       4,152               -
Proceeds from sale of property and equipment                                       34          32,252
Increase in other assets                                                            -          (2,292)
Investment in restricted cash                                                       -          (6,500)
                                                                            ---------       ---------
Net cash provided by (used in) investing activities                          (243,374)         19,628
                                                                            ---------       ---------
Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options by employees          5,354              77
Proceeds from issuance of convertible subordinated notes, net of
  Issuance expenses of $ 10,609                                               338,730               -
Proceeds from long-term loans                                                       -          21,622
Payment of long term loans                                                          -          (1,351)
Short-term bank credit, net                                                    (6,970)         (5,203)
                                                                            ---------       ---------
Net cash provided by financing activities                                     337,114          15,145
                                                                            ---------       ---------
Effect of exchange rate changes on cash                                          (190)           (257)
                                                                            ---------       ---------
Increase (decrease) in cash and cash equivalents                               34,037         (95,667)
Cash and cash equivalents at the beginning of the period                       33,381         192,471
                                                                            ---------       ---------
Cash and cash equivalents at the end of the period                          $  67,418       $  96,804
                                                                            =========       =========
Supplementary cash flows activities:
  (a)  Cash paid during the period for:
         Interest                                                           $     703       $  12,522
                                                                            =========       =========
         Income tax                                                         $   2,616       $     919
                                                                            =========       =========
   (b) Non-cash activities:
       Investment in other companies                                        $       -       $   8,301
                                                                            =========       =========
       Conversion of convertible subordinated notes, net                    $  75,099       $       -
                                                                            =========       =========
       Issuance of warrant in respect of an acquisition                     $   8,691       $       -
                                                                            =========       =========

                                                   GILAT SATELLITE NETWORKS LTD.



The accompanying notes are an integral part of the condensed consolidated financial statements.

                                                   GILAT SATELLITE NETWORKS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   SIX MONTHS
                                                                                      ENDED
                                                                                     JUNE 30,
                                                                                       2000
                                                                                   ----------
                                                                                    UNAUDITED
                                                                                   ----------
(a)      Acquisition of GTHLA

         et fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:
             Working deficiency (excluding cash and cash
               equivalents)                                                        $   28,648
             Equity investment and long-term loan to an affiliated
             company                                                                   10,958
             Long-term receivables and other                                             (544)
             Property and equipment                                                   (17,682)
             Other long-term liabilities                                               16,808
             Goodwill                                                                 (34,036)
                                                                                   ----------
                                                                                   $    4,152




The accompanying notes are an integral part of the consolidated financial statements.

                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1:      BASIS OF PRESENTATION

             The accompanying condensed interim consolidated financial statements have been prepared by Gilat Satellite Networks Ltd. in accordance with generally accepted accounting principles in the United States, pursuant to the rules and regulations of the Securities and Exchange Commission and include the accounts of Gilat Satellite Networks Ltd. and its wholly-owned subsidiaries collectively. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the unaudited financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position at June 30, 2001 and the operating results and cash flows for the six months ended June 30, 2001 and 2000. These financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements and notes thereto, included in the Company's annual report on Form 20-F, as amended, filed with the Securities and Exchange Commission.

             The results of operations for the six months ended June 30, 2001 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year ending December 31, 2001.

NOTE 2:      SIGNIFICANT ACCOUNTING POLICIES

             a. The Company recorded a fixed charge on the short-term bank deposit in the amount of $5.5 million related to Spacenet's sale-leaseback transaction, and another $1 million in order to secure bank lines of credit.

             b. In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 141 "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. Application of the non-amortization provisions of SFAS No. 142 may result in an increase in net income.

                          FASB recently issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. FASB's new rules on the asset impairment supersede FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." SFAS No. 144 provides a single

                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

                          accounting model for long-lived assets to be disposed of and significantly changes the criteria that must be met to classify an asset as "held-for-sale." Classification as "held-for-sale" is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. SFAS No. 144 also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of SFAS No. 144 are not expected to have a material effect on the Company's financial position or operating results.

NOTE 3:         ACQUISITION

                During January 2001, Gilat Satellite Networks BV ("Gilat BV") acquired an additional 2%, reaching 51%, of the outstanding share capital of rStar Corporation Inc. ("rStar") pursuant to a tender offer. The total consideration was approximately $ 2 million.

                During May 2001 rStar issued and delivered to Gilat BV 19,396,552 shares of rStar common stock, in full satisfaction of rStar's outstanding capital lease obligations to Spacenet, which resulted in the Group and its affiliates increasing its share equity in rStar from 51% to approximately 66%.

                Gilat evaluates that it does not control rStar according to the guidance of EITF 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". Therefore, it accounts for its investment under the equity method in accordance with APB 18 "The Equity Method of Accounting for Investments in Common Stock".

                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 4:         INVENTORIES


                                                                      DECEMBER 31,      JUNE 30,
                                                                          2000            2001
                                                                      -----------      ---------
                                                                         NOTE 1        UNAUDITED
                                                                      -----------      ---------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                                      --------------------------
                Raw materials parts and supplies                       $  53,258       $  87,601
                Work in progress                                          12,049          28,027
                Finished products                                         66,895          39,004
                Cost and estimated earnings in excess of billings
                 on uncompleted contracts *)                              31,264          16,820
                                                                      -----------      ---------
                                                                       $ 163,446       $ 171,452
                                                                      ===========      =========
                *) Composed as follows:
                   Cost incurred on uncompleted contracts              $  39,598       $  30,345
                   Estimated earnings                                      4,027           3,102
                                                                      -----------      ---------
                                                                          43,625          33,447
                   Less - billings                                       (12,361)        (16,627)
                                                                      -----------      ---------
                                                                       $  31,264       $  16,820
                                                                      ==========       =========

NOTE 5:         LONG TERM LOANS


                                                              RATE OF                      DECEMBER 31,     JUNE 30,
                                                LINKAGE      INTEREST        MATURITY          2000           2001
                                                -------      --------        --------      -----------     ---------
                                                                                             NOTE 1        UNAUDITED
                                                -------      --------        --------      -------------------------
                                                                %                          U.S. DOLLARS IN THOUSANDS
                                                -------      --------        --------      -------------------------
                Loan from a bank                Dollar      Libor+0.8%          2004        $108,000       $108,000
                Loan from a bank (i)            DM          5.86%-6.3%       2006-2021             -          5,203
                Other long-term loans (ii)      Dollar      Libor+1.0%       2003-2004         2,505         17,554
                Loans from related parties      Dollar         5%               2005             908            928
                                                                                           -----------    ----------
                                                                                             111,413        131,685
                Less - current maturities                                                        835          6,239
                                                                                           -----------    ----------
                                                                                            $110,578       $125,446
                                                                                           ===========    ==========

                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------
                Long-term debt maturities are as follows:


                                                                    U.S DOLLARS IN
                 June 30,                                               THOUSANDS
                 --------                                           --------------
                 2002                                               $     6,239
                 2003                                                    24,909
                 2004                                                    40,926
                 2005                                                    37,102
                 2006 and after                                          22,509
                                                                    --------------
                                                                    $   131,685
                                                                    --------------

                i. In June 2001, the German subsidiary of the Company entered into a mortgage and loan agreement with a German bank, secured by the subsidiary's facilities in Germany. The mortgage is for approximately $5.3 million, of which: (1) approximately $0.9 million, bears interest at 5.86% and is repayable over 5 years commencing July 2001, and (2) approximately $4.4 million bears interest at 6.3% and is repayable quarterly over 20 years commencing July 2006.

                ii. On March 23, 2001, Spacenet Inc. ("Spacenet") entered into a loan agreement with a third party whereby, the lender loaned Spacenet $12 million which will be repaid over a three year period in three annual installments of $4.5 million and will bear interest in the rate of 8.4%. Spacenet granted the lender a security interest in approximately $12.7 million in certain of its computer, machinery, and Hub equipment cost purchased in 2000.

                         The Company granted the lender a security interest in certain of its computer, machinery, and Hub equipment assets. In addition, the company increased its other long-term loan by about $2.3 million.

NOTE 6:         COMMITMENTS AND CONTINGENCIES

                a.       Royalty commitments

                1. The Company partially finances its research and development expenditures under programs sponsored by the Office of the Chief Scientist of Israel ("OCS") for the support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

                         In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount equaling 100% of the grant provided by the OCS, linked to the dollar and for grants received after January 1, 1999 bear annual interest in a rate based on

                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

                          LIBOR. Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.

                          Royalties paid or accrued amounted to approximately $77,000 and $929,000 in the six moths ended June 30, 2000 and 2001, respectively.

                          As of June 30, 2001, the Company had a contingent liability to pay royalties of approximately $ 2,363,000.

             2. The Company is committed to pay royalties to the U.S.-Israel Science and Technology Foundation ("USISTF") on proceeds from sale of products developed in the research and development of which the USISTF participated by way of grants. At the time the participations were received, successful development of the related projects was not assured.

                          Under the terms of the Company's funding with the USISTF, royalties of 2% per annum are payable on sales of products developed from a project so funded, up to 100% of the dollar grant received. In case of failure of a project that was partly financed by royalty-bearing USISTF participations, the Company is not obligated to pay such royalties to the USISTF.

                          No royalties have been paid or accrued during the first six months ended June 30, 2000 and 2001.

                          As of June 30, 2001, the Company had a contingent liability to pay royalties of approximately $ 329,000.

             b            Sale-leaseback

                          On March 29, 2001, Spacenet completed a transaction to sell and leaseback its corporate headquarters building. The sale price of the property was approximately $ 31.5 million net of certain fees and commissions. Concurrent with the sale, Spacenet entered into a leaseback contract for a period of fifteen years at an initial annual rental of approximately $3.5 million plus escalation. The lease contains four renewal options of five years each upon Spacenet election. The terms of the renewals are similar to the rent terms in the first period of the lease. In accordance with the lease terms, Spacenet made a security deposit consisting of $5.5 million fully cash collateralized letter of credit for the benefit of the lessor. The Company has accounted for this sale-leaseback transaction under SFAS 98 " Accounting for Leases". Accordingly the gain is deferred and recognized over the remaining lease period.

             c.           Legal claims

             1. On June 5, 2001, a third party filed a claim against the Company. A plaintiff alleges a breach of contract in relation to a purchase order of approximately $2.8 million. The Company has asserted a counterclaim and intends to defend against the claim. The Company and its legal advisors are studying the details of the cases and are unable to evaluate the effect of these allegations against the Company.

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                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

             2. On June 11, 2001, a third party filed a claim against the Company. A plaintiff alleges a breach of contract in relation to a purchase order of approximately $2.3 million. The Company has asserted defenses and intends to defend against the claim. The Company and its legal advisors are studying the details of the cases and are unable to evaluate the effect of these allegations against the Company.

             3. Certain suppliers have demanded a payment of approximately $9.4 million, alleging a breach of contract in relation to purchase orders. Demands in the amount of $3.2 are currently in settlement discussions. Demands in the amount of $6.2 are at early stage of the proceedings, thus, the Company and its legal advisors are studying the details of the cases and are unable to evaluate the effect of these allegations against the Company.

NOTE 7:      SHAREHOLDERS' EQUITY

             Stock option plans:

             The following table summarizes information about stock options activities for the period ended June 30, 2001:

                                                                               WEIGHTED
                                                             NUMBER OF         AVERAGE
                                                              OPTIONS       EXERCISE PRICE
                                                             -----------------------------
             Outstanding at December 31, 2000 (Note 1)       8,089,003         $   72.85
             Granted (unaudited)                               609,425         $   17.63
             Exercised (unaudited)                              (9,577)        $   (9.02)
             Forfeited  (unaudited)                         (7,125,936)        $  (76.90)
                                                             ---------         -----------
             Outstanding at June 30, 2001 (unaudited)        1,562,915         $   33.26
                                                             =========         ===========

             On April 24, 2001, the Company filed a tender offer with the Securities and Exchange Commission allowing employees of the Group, if they so choose, to cancel outstanding options previously granted to them. In exchange, the employees will receive an equal number of new options to be granted at a future date, more than six months following the cancellation of the old options, with a per share exercise price equal to the fair market value of the Company's shares on the date of grant of the new options. On November 27, Gilat granted 6.4 million new options to the 811 employees that chose to cancel their options under the tender mentioned above. The option exercise price is the market price as of the date of the grant.

                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 8:      NET INCOME (LOSS) PER SHARE

             The following table presents the calculation of unaudited basic and diluted net income (loss) per share:


                                                      SIX MONTHS ENDED JUNE 30,
                                                      -------------------------
                                                       2000              2001
                                                      ---------      ----------
                                                              UNAUDITED
                                                      -------------------------
                                                      U.S. DOLLARS IN THOUSANDS
                                                      -------------------------
             Net Income (loss)                        $  15,638      $  (73,358)
                                                      ---------      ----------
             Shares used in computing basic net
             income (loss) per share                     21,816          23,358
             Effect of dilutive stock options             2,094             -
                                                      ---------      ----------
             Shares used in computing diluted net
             income (loss) per share                     23,910          23,358
                                                      ---------      ----------
             Basic net income (loss) per share        $    0.72      $    (3.14)
                                                      =========      ==========
             Diluted net income (loss) per share      $    0.65      $    (3.14)
                                                      =========      ==========


NOTE 9:      RESTRUCTURING CHARGES

             In March 2001, the Company and its subsidiaries ("the Group") recorded restructuring charges of approximately $ 10 million. The restructuring costs consist of employee termination benefits associated with involuntary termination of approximately 400 employees, compensation to certain suppliers, and other costs associated with termination of lease commitments in respect of premises occupied by the Group. The terminations resulted from the Group's strategy to reduce costs and improve profitability. The restructuring charges were accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Cost Incurred in a Restructuring)" and SAB 100 "Restructuring and Impairment Charges."

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                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------


NOTE 10:     ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

             The components of the accumulated other comprehensive income
             (loss), are as follows:

                                                        SIX MONTHS ENDED JUNE 30,
                                                        -------------------------
                                                          2000              2001
                                                        ---------       ---------
                                                                 UNAUDITED
                                                        -------------------------
                                                        U.S. DOLLARS IN THOUSANDS
                                                        -------------------------
             Net Income (loss)                          $  15,638       $ (73,358)
                                                        ---------       ---------
             Other comprehensive income (loss):
             Change in accumulated foreign currency
                translation adjustments                      (803)         (3,451)
                                                        ---------       ---------
                                                        $  14,835       $ (76,809)
                                                        ---------       ---------

NOTE 11:     SEGEMENTS INFORMATION

             The Group operates in one business segment - the design, development, manufacturing, marketing and providing of services of very small aperture terminal ("VSAT") satellite earth stations. The Company has adopted SFAS No. 131, "Disclosures About Segment of an Enterprise and Related Information."

             i.           Revenues by geographic area:

             Following is a summary of revenues by geographic area. Revenues are attributed to geographic area, based on the location of the end customers, as follows:


                                                                                          SIX MONTHS ENDED JUNE 30,
                                                                                      ---------------------------------
                                                                                          2000                  2001
                                                                                      -----------          ------------
                                                                                                   UNAUDITED
                                                                                      ---------------------------------
                                                                                          U.S. DOLLARS IN THOUSANDS
                                                                                      ---------------------------------
             United States                                                         *) $ 98,771          *) $  83,392
             South America and Latin America - excluding Brazil                    *)   37,754          *)    37,247
             Brazil                                                                          -                22,736
             Europe                                                                *)   18,037                27,124
             Far East                                                                   26,469                16,972
             South Africa                                                                1,309                12,615
             Israel                                                                        530                   712
             Other                                                                      11,677                17,843
                                                                                   -----------          ------------
                                                                                     $ 194,547            $  218,641
                                                                                   -----------          ------------
             *)      Including revenues from related parties                         $  45,036            $   36,024
                                                                                   -----------          ------------

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                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------

             ii.          Long lived assets by geographic region:

                                                             DECEMBER 31,          JUNE 30,
                                                               2000                   2001
                                                             ----------          ----------
                                                              NOTE 1              UNAUDITED
                                                             ------------------------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                             ------------------------------
                          United States                      $  288,100          $  349,085
                          Israel                                126,308             129,185
                          South America and Latin America        90,699              94,698
                          Europe                                 37,990              41,784
                          Far East                                    -               8,434
                          Other                                  10,970                 668
                                                             ----------          ----------
                                                             $  554,067      $      623,854
                                                             ----------          ----------

             iii. Revenues from single customers, which exceed 10% of total revenues in the reported periods:

                                                                SIX MONTHS ENDED JUNE 30,
                                                                 2000             2001
                                                             ------------------------------
                                                                      UNAUDITED
                                                             ------------------------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                             ------------------------------
                          StarBand                           $   33,628          $   29,907
                                                             ==========          ==========


NOTE 12:     SUSEQUENT EVENTS

             a. In April 2001, the Group entered into a series of transactions with rStar, which were revised in September 2001 and again in December 2001. According to the aforementioned transactions, rStar would acquire StarBand Latin America (Holland) BV in exchange for 43,103,448 shares of rStar Corporation common stock. rStar would make a tender offer to acquire up to approximately 29% of rStar's common stock held by rStar shareholders (other than the Group) in exchange of up to 466,105 ordinary shares of Gilat and a cash consideration. The exact amount of the cash consideration, ranging from $2 million to $10 million will be calculated pursuant to a formula which is tied to the average closing price for Gilat's ordinary shares over a consecutive 10-day trading period ending on the fifth trading day prior to the expiration of the offer.

                          Pursuant to the first revision of the agreement, in the event of reaching certain net income levels by StarBand Latin America in the next few years, Gilat would be entitled to receive additional shares of rStar common stock. In the event of not reaching certain net income levels by StarBand Latin America in the next few years, rStar stockholders would be entitled to receive their pro rata share of a special cash distribution in the amount of $2.5 million or $5 million per year. The terms of the special cash distribution and the additional share issuance will be canceled in the event of an rStar public offering.

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                                                   GILAT SATELLITE NETWORKS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
--------------------------------------------------------------------------------
                         The second revision to the agreement relates to the terms of the special cash distribution and the additional share issuance and provides that rStar stockholders will not be entitled to a special cash distribution and Gilat will not be entitled to the additional share issuance, not only in the event of an rStar public offering but also if rStar closes a sale of rStar common stock, in a single transaction, to a party other than Gilat and its affiliates that raises gross proceeds to rStar of at least $100 million, at a price of rStar common stock equal to $1 per share. Under the revised terms, only 60% of these proceeds need to be in the form of cash.

                         Upon conclusion of the acquisition and the tender offer described above, and assuming that the maximum number of shares of rStar common stock are tendered in the offer, the ownership of the Group and its affiliates in rStar will increase from approximately 66% to approximately 85%.

             b. During September 2001, the parties to the Hughes Electronics Corporation dispute have reached a settlement agreement. The terms of the settlement do not create any material liability on the part of the Company.

             c. During September 2001, the Group recorded restructuring charges of approximately $ 30 million in addition to the $10 million that were recorded in March 2001. The restructuring costs consists of employee termination benefits associated with involuntary terminations of approximately 250 employees, compensation to suppliers and customers, and other costs associated with termination of lease commitments. The terminations resulted from the Group's strategy to reduce costs and improve profitability. The Company also recorded non-cash, one-time charges that amounted to $238 million and include: an impairment of assets, primarily goodwill, of approximately $80 million; an inventory write-off and mark-down of approximately $62 million mainly as a result of excess inventory; the impairment of investments and capital leases relating to vertical market customers and bad debt reserve of approximately $66 million reflecting deteriorating market conditions.

             d. During September 2001, the Israeli customs authority began examining certain imports to determine whether Gilat has paid the appropriate duty for the type of equipment. The investigation may result in administrative proceedings to recover approximately $1 million from the Company. The Company maintains that it has made all required payments.

             e. On October 2, 2001, STM Wireless Inc. filed a claim against the Company and its affiliate, rStar Corporation, and others alleging unfair competition and slander in connection with the award of a tender to perform work for OSIPTEL/FITEL, a governmental telecommunications entity in Peru. The Company intends to aggressively defend this suit.